FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2011

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐ No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Summary of Principal Decisions of the 501st Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, December 22, 2010

2.	Summary of Principal Decisions of the 128th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., December 22, 2010

3.	Summary of Principal Decisions of the 120th Meeting of the Board of Directors, Cemig Distribuição S.A., December 22, 2010

4.	Summary of Minutes of the Extraordinary General Meeting of Stockholders, Companhia Energética de Minas Gerais – CEMIG, December 22, 2010

5.	Summary of Minutes of the Extraordinary General Meeting of Stockholders, Cemig Distribuição S.A., December 22, 2010

6.	Summary of Minutes of the Extraordinary General Meeting of Stockholders, Cemig Geração e Transmissão S.A., December 22, 2010

7.	Market Announcement — Third Issue of Promissory Notes, Companhia Energética de Minas Gerais – CEMIG, December 23, 2010

8.	Summary of Principal Decisions of the 502st Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, January 3, 2011

9.	Summary of Principal Decisions of the 129th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., January 3, 2011

10.	Summary of Principal Decisions of the 121th Meeting of the Board of Directors, Cemig Distribuição S.A., January 3, 2011

11.	Summary of Minutes of the 493rd Meeting of Board of Directors, Companhia Energética de Minas Gerais – CEMIG, August 25, 2010

12.	Summary of Minutes of the 121st Meeting of Board of Directors, Cemig Geração e Transmissão S.A., August 25, 2010

13.	Summary of Minutes of the 114th Meeting of Board of Directors, Cemig Distribuição S.A., August 25, 2010

14.	Summary of Minutes of the 495th Meeting of Board of Directors, Companhia Energética de Minas Gerais – CEMIG, October 14, 2010

15.	Summary of Minutes of the 123rd Meeting of Board of Directors, Cemig Geração e Transmissão S.A., October 14, 2010

16.	Summary of Minutes of the 116th Meeting of Board of Directors, Cemig Distribuição S.A., October 14, 2010

17.	Summary of Minutes of the 496th Meeting of Board of Directors, Companhia Energética de Minas Gerais – CEMIG, November 18, 2010

18.	Summary of Minutes of the 497th Meeting of Board of Directors, Companhia Energética de Minas Gerais – CEMIG, December 6, 2010

19.	Summary of Minutes of Extraordinary Meeting of Stockholders, Companhia Energética de Minas Gerais – CEMIG, January 20, 2011

20.	Summary of Principal Decisions of the 503rd Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, January 20, 2011

21.	Summary of Minutes of the 499th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, December 16, 2010

22.	Market Announcement — Details of Collective Employment Agreement for 2010-2011, Companhia Energética de Minas Gerais – CEMIG, January 21, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGETICA DE MINAS GERAIS – CEMIG

By:	/s/ Luiz Fernando Rolla
Name:	Luiz Fernando Rolla
Title:	Chief Financial Officer, Investor Relations Officer and Control of Holdings Officer

Date:  January 24, 2011

1.               Summary of Principal Decisions of the 501st Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, December 22, 2010

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 31300040127

MEETING OF THE BOARD OF DIRECTORS

SUMMARY OF PRINCIPAL DECISIONS

The Board of Directors of CEMIG (Companhia Energética de Minas Gerais), at its 501st meeting, held on December 22, 2010, decided the following:

1-Increase in the registered capital of Transchile Charrúa Transmisión S.A.

2-Annual paid leave of the CEO.

3-Creation of an SPC in the “Light Group”.

4-Approval of the budget for the months of January and February 2011.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2.               Summary of Principal Decisions of the 128th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., December 22, 2010

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

LISTED COMPANY

 CNPJ 06.981.176/0001-58 - NIRE 31300020550

SUMMARY OF PRINCIPAL DECISIONS

At its 128th meeting, held on December 22, 2010, the Board of Directors of Cemig Geração e Transmissão S.A. decided the following:

1.               Absorptions by Transmissora Aliança de Energia Elétrica S.A.

2.               Increase in the registered capital of Empresa Brasileira de Transmissão de Energia S.A.

3.               Project for Refurbishment and Modernization of the Hydroelectric Plants of Cemig GT.

4.               Revision of the Billing Measurement System Project.

5.               Approval of the budget for the months of January and February 2011.

6.               Declaration of interim dividends in the amount of R$ 394,161,000, as partial advance against the the minimum obligatory dividend of 2010, to be paid in two installments, 50% by June 30, 2011 and 50% by December 30, 2011, to stockholders of record on December 22, 2010.

7.               Delegation of powers to the Executive Board to sign documents relating to sales of electricity.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3.               Summary of Principal Decisions of the 120th Meeting of the Board of Directors, Cemig Distribuição S.A., December 22, 2010

CEMIG DISTRIBUIÇÃO S.A.

LISTED COMPANY

CNPJ 06.981.180/0001-16 — NIRE 31300020568

SUMMARY OF PRINCIPAL DECISIONS

At its 120th meeting, held on December 22, 2010, the Board of Directors of Cemig Distribuição S.A. decided the following:

1.               Revision of investment macro-projects.

2.               Revision of Energy Efficiency projects.

3.               Revision of the Billing Measurement System Project.

4.               Approval of the budget for the months of January and February 2011.

5.               Delegation of powers to the Executive Board to sign documents relating to sales of electricity.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

4.     Summary of Minutes of the Extraordinary General Meeting of Stockholders, Companhia Energética de Minas Gerais – CEMIG, December 22, 2010

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 — NIRE 31300040127

MINUTES

OF THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

HELD ON DECEMBER 22, 2010

At 11 a.m. on December 22, 2010, stockholders representing more than two-thirds of the voting stock of Companhia Energética de Minas Gerais – Cemig met in Extraordinary General Meeting at its head office, on first convocation, at Av. Barbacena 1200, 21st Floor, Belo Horizonte, Minas Gerais, Brazil, as verified in the Stockholders’ Attendance Book, where all placed their signatures and made the required statements. The stockholder The State of Minas Gerais was represented by Mr.  Marco Antônio Rebelo Romanelli, General Counsel of the State of Minas Gerais, in accordance with the legislation.

Initially, Ms. Anamaria Pugedo Frade Barros, General Manager of Cemig’s Corporate Executive Secretariat, stated that there was a quorum for the Extraordinary General Meeting of Stockholders.  She further stated that the stockholders present should choose the Chairman of this Meeting, in accordance with Clause 10 of the Company’s Bylaws.  Asking for the floor, the representative of the Stockholder State of Minas Gerais put forward the name of the stockholder Djalma Bastos de Morais to chair the Meeting.  The proposal of the representative of the Stockholder State of Minas Gerais was put to the vote, and approved unanimously.

The Chairman then declared the Meeting open and invited me, Anamaria Pugedo Frade Barros, a stockholder, to be Secretary of the meeting, asking me to read the convocation notice, published in the newspapers Minas Gerais, official publication of the Powers of the State, on December 7, 8 and 10, and in the newspapers O Tempo and Valor Econômico on December 7, 8 and 9, of 2010, the content of which is as follows:

“ COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 — NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

CONVOCATION

Stockholders are hereby called to a general meeting of stockholders to be held on December 22, 2010, at 11 a.m., at the head office, at Avenida Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais State, Brazil, to decide on the following matters:

A — Changes to the bylaws:

1.    Change to the drafting of Paragraph 2 of Article 1, for standardization of the expression “wholly-owned subsidiaries”;

2.    Insertion, into Article 11, of new Paragraphs 2 and 3, to deal with the filling of positions on the Boards of Directors and on support committees of the Company’s subsidiaries and affiliates;

3.    Consequent renumbering, in Article 11, of the present Paragraphs two, three, four, five, six and seven to four, five, six, seven, eight and nine, respectively;

4.    Change in the drafting of the head paragraph of Article 14 and of its first Paragraph, to establish the frequency and period of convocations of meetings of the Board of Directors;

5.    Change in the drafting of the head paragraph of Article 17, to change the name of the present subclause “l” to “k”, and consequent reorganization of the subsequent subclauses, and for inclusion of the new subclause “q” and subclauses “r” and “s” containing new attributions of the Board of Directors;

Av. Barbacena 1200   Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

6.    Change of the name of the Office of the Chief Officer for Finance, Investor Relations and Control of Holdings to the Office of the Chief Officer for Finance, Investor Relations and Financial Control of Holdings; and of the Office of the Chief New Business Development Officer to the Office of the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates; and creation of the Chief Counsel’s Office.

7.    The consequent change in the drafting of the head paragraph of Article 18.

8.    Change in the drafting of paragraphs two and three of Article 21, to define the party responsible for the preparation of the Multi-Year Strategic Implementation Plan and the Annual Budget; and to redefine the attributions of the Executive Board.

9.    Change in the drafting of subclauses “g” and “i” of item I, items III and VIII and subclauses “c” and “f” of item IX;

changes in the naming of the present subclause “l” to “k” and consequent reorganization of the subsequent subclauses of items IV, V, VI and VII;

inclusion of the new subclause “m” in item V; inclusion of the subclause “o” in item VI;

inclusion of the new subclause “l” in item VII; and

inclusion of item X — all of the head paragraph of Article 22, to redefine the attributions of the Chief Officers;

10.  Insertion, in Article 22, of the new Paragraph Two, to make explicit the competency of the Executive Board and of the Board of Directors and the need for obedience to the provisions of the Bylaws in relation to the financial limits and prior authorization of Management, when applicable;

11.  Consequent renumbering, in Article 22, of the present paragraphs two, three, four and five as paragraphs three, four, five and six, respectively, and also alteration of the drafting of the present paragraph three due to the change in the name of the Office of the Chief New Business Development Officer.

B — Orientation of the vote of the representatives of Cemig (Companhia Energética de Minas Gerais) in the Extraordinary General Meetings of Stockholders of Cemig D (Cemig Distribuição S.A.) and of Cemig GT (Cemig Geração e Transmissão S.A.) for changes in the Bylaws to be held on the same day as that on which the EGM of Cemig for changes in the Bylaws is to be called.

C — Grant by the Company to Fundo de Investimento em Participações Redentor — FIP Redentor — of an option for that fund to sell the totality of the shares that it owns to Cemig or to a third party named by Cemig that shall buy them.

Any stockholder who wishes to be represented by proxy at the said General Meeting of Stockholders should obey the terms of Article 126 of Law 6406/76, as amended, and the sole paragraph of Clause 9 of the Company’s Bylaws, depositing, preferably by December 20, 2010, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Secretariat Office at Av. Barbacena, 19th floor, B1 Wing, Belo Horizonte, Minas Gerais, or showing them at the time of the meeting.

Belo Horizonte, December 6, 2010,

Djalma Bastos de Morais — Vice-Chairman of the Board of Directors ”

Continuing the business of the meeting, the Chairman then requested the Secretary to read the Proposal of the Board of Directors, which deals with the agenda, the content of which is as follows:

PROPOSAL BY THE BOARD OF DIRECTORS TO THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS TO BE HELD ON DECEMBER 22, 2010.

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais (Cemig),

Whereas:

1)             Cemig, in accordance with its strategic guidelines and its Long-term Strategic Plan, seeks to expand its market of operation beyond the State of Minas Gerais, and began investing in companies outside Brazil in 2005, through construction and operation of the Charrúa-Nueva Temuco Transmission Line, in Chile, with the constitution of Transchile Charrúa Transmisión S.A.;

2)             in 2006, Cemig took its first stockholding interest in Light S.A., where, with its position consolidated in 2009, it is part of the controlling stockholding block, confirming its function as a holding company;

3)             In 2009, Cemig established its new Vision for the Future, namely:

“To be, in 2020, one of the two largest electricity groups in Brazil by market capitalization, with a significant presence in the Americas, and world leader in sustainability in the sector.”

4)             in 2009, Cemig Geração e Transmissão S.A. (“Cemig GT”), a wholly-owned subsidiary of Cemig, acquired shares in Terna Participações S.A., which has stockholding interests in five other electricity transmission concession holders;

5)             in 2009, it was proposed to redesign Cemig’s organizational structure to be consistent with certain of the initiatives and principles of the Cemig Aware Efficient Management and Operational Efficiency Program, with the intention that the new model should lead to greater specialization of the corporate functions and of support in line with best practices and enable greater speed in taking of decisions;

6)             in 2009, to promote and develop synergies in the gas and oil business, Cemig created its Gas Division, the activities of which were previously managed by the Chief New Business Development Officer;

7)             also in 2009, a new Cemig Governance and Corporate Management Model was developed, among other objectives, to foster strategic alignment between companies of the Cemig Group, to structure alternatives to enable strengthening of the business vision in the management of equity interests, and to optimize the process of orientation of vote and management of stockholding interests;

8)             the challenges of growth result in a more complex operational model, requiring new forms of management to ensure efficiency and efficacy, providing at the same time unification of practice, compartmentalization of synergy and speed in business decisions;

9)             redefinition of the attributions of the areas responsible for financial management, management of holdings and operational management will make possible the following:

•  strengthening of the structure of the Company’s control area, ensuring focus on demanding meeting of targets and results in the wholly-owned subsidiaries and holdings, and consolidating the results of the Cemig Group;

•  identification and capture of synergies from the various assets, improving the Cemig Group’s growth potential;

10)           this redefinition of attributions will also make possible increases in results from future acquisitions of assets, since the party responsible for finding and acquisition will also be the party responsible for management and delivery of the forecast results;

11)           there is a need for the company to restructure its legal department so as to enable it to participate more robustly in, and make a more robust contribution to, the Cemig Group, and intercommunicate more effectively with the public administration and regulatory bodies;

12)           there is an opportunity for grammatical improvement of the text;

13)           Cemig Geração e Transmissão S.A. (“Cemig GT”) and Cemig Distribuição S.A. (“Cemig D”) are wholly-owned subsidiaries of Companhia Energética de Minas Gerais (“Cemig”) and will hold Extraordinary General Meetings of Stockholders to change their Bylaws on the same date as Cemig makes changes to its Bylaws.

14)           Clause 21, §4, sub-clause “g” of Cemig’s Bylaws states as follows:

“Clause 21…

§4            The following decisions shall require a vote by the Executive Board: ...

g)    approval, upon proposal by the Chief Executive Officer, jointly with the Chief Officer for Finance, Investor Relations and Control of Holdings, of the statements of vote in the General Meetings of the wholly-owned and other subsidiaries, affiliated companies and in the consortia in which the Company participates, except in the case of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the competency to decide on these matters shall be that of the General Meeting of Stockholders, and the decision must obey the provisions of these Bylaws, the decisions of the Board of Directors, the Long-term Strategic Plan and the multi-year Strategic Implement Plan.”

15)           under the Share Purchase Agreement signed on December 30, 2009 between Cemig and Fundo de Investimento em Participações PCP (“FIP PCP”), with Equatorial Energia S.A. (“Equatorial”) as consenting party, Cemig or a company in which Cemig holds a minimum equity interest of 20%, will acquire 55.41% of the voting and total stock held by FIP PCP in Redentor Energia S.A., a company listed on the Novo Mercado of the BM&FBovespa, which holds 100% of Rio Minas Energia Participações S.A. (“RME”), which in turn holds 13.03% of the shares of Light S.A., signing of this contract having been authorized by the Board of Directors by CRCA 080/2009, of December 30, 2009;

16)           the minority stockholders of Redentor Energia S.A. (44.59% of the registered capital) will have the right to sell its shares to the Purchaser for the same amount paid for the shares that are in the controlling stockholding group, through a Public Offering for Acquisition of Shares (“OPA”), in the terms of Article 254-A of Law 6404/76;

17)           in view of the financial obligations involved in the acquisitions, the analyses made by the Company indicated that, as the best alternative, the acquisitions should be made in partnership with a financial partner, which would acquire part of the shares and receive, in consideration, an option to sell those shares to Cemig with a minimum guaranteed remuneration. This financial partner would be an Equity Investment Fund (FIP), whose unit holders would be financial institutions interested in participating in projects of low performance risk, already being operated by a company with proven operational excellence, and in earning an attractive return;

18)           the alternative of acquisition of assets in partnership with an FIP was recently used by Cemig in the acquisition of Terna Participações S.A., which showed itself to be an attractive investment opportunity for the market and, for Cemig, an efficient instrument of partnership with the private sector;

19)           on February 25, 2010, through CRCA 004/2010, the Board of Directors of Cemig decided to authorize the partnership of Cemig with BTG Alpha Participações Ltda. (“BTG Alpha”), and, subsequently, with its successor, Fundo de Investimento em Participações Redentor (“FIP Redentor”), for acquisition of the equity interest owned by FIP PCP in Light S.A., through the company named Parati S.A. Participações em Ativos de Energia Elétrica (“SPE Parati”).

20)           on March 24, 2010, Cemig signed a Share Purchase Agreement with Enlighted Partners Venture Capital (“Enlighted”), a limited liability company, established in Delaware, USA, granting an Option to Sell 100% of the rights of participation in Luce Investment Fund, which holds 75% of the units of Luce Brasil Fundo de Investimento em Participações (“FIP Luce”), which, in turn, is the indirect owner of 13.03% (thirteen point zero three per cent) of the registered capital of Light S.A. This Put Option could be exercised between October 1 and 6, 2010. Signing of this contract was authorized by the Board of Directors through CRCA 007/2010, of March 19, 2010.

21)           as to the remaining 25% of the equity interest of FIP Luce, this percentage is held by Fundação de Seguridade Social Braslight (“Braslight”), and, with Enlighted exercising the Put Option, Braslight will have the right to exercise joint sale of the totality of its holding, as specified in a Unit Holders’ Agreement existing in FIP Luce;

22)           on October 6, 2010, Enlighted exercised the said Put Option and, consequently, Braslight also stated its position on the exercise of its right of joint sale, so that Cemig or a third party indicated by it will have to acquire 100% of the units of FIP Luce, which will represent the acquisition of a further 13.03% of the registered and voting capital of Light S.A.;

23)           Cemig intends to assign all the rights and obligations specified in the contracts referred to above to SPE Parati, so as to permit continuation of its policy of expansion through other acquisitions, maintaining its indebtedness capacity, as well as also allowing maintenance of the debts contracted by Light S.A., since that company would not become a company subject to state control and neither would it be subject to the rules governing containment of credit to the public sector;

24)           the objects of SPE Parati will be to acquire the shares that represent up to 26.06% of equity participation in the voting and total capital of Light S.A., held, indirectly, by the FIP PCP and by Enlighted;

25)           FIP Redentor has as its unit holders Banco Santander (Brasil) S.A. (“Santander”), Banco Votorantim S.A. (“Votorantim”), BB Banco de Investimento S.A. (“Banco do Brasil”) and Banco BTG Pactual S.A. (“BTG Pactual”), the latter being the administrator of the fund;

26)           paying-up by FIP Redentor and by Cemig of their respective holdings in the registered capital of SPE Parati will take place exclusively in Brazilian currency and will be in such a way as results in final ownership by Cemig of up to 25%, and by FIP Redentor of at least 75%, of the total registered capital of SPE Parati, distributed as follows: (i) Common shares: up to 50% held by Cemig and 50% or more held by FIP Redentor; and (ii) Preferred shares: 100% held by FIP Redentor;

27)           the estimated disbursement necessary for finalization of the operation, including for settlement of the Public Offering of Shares of Redentor Energia S.A., proportional to the equity holdings of the respective stockholders in SPE Parati will be, in currency of November 30, 2010, R$ 377,249,884.86 (three hundred seventy seven million, two hundred forty nine thousand, eight hundred eighty four Reais and eighty six centavos) by Cemig and R$ 1,131,749,654.59 (one billion, one hundred thirty one million, seven hundred forty nine thousand, six hundred fifty four Reais and fifty nine centavos) by FIP Redentor;

28)           a part of the negotiation agreed is that Cemig shall grant an irrevocable option, exclusively to FIP Redentor (and not to any of its unit holders) (“the Put Option”), under which FIP Redentor will have the right, at the end of the 60th month from the date of subscription of the shares in SPE Parati (“the Exercise Date”), to sell the totality of the shares belonging to FIP Redentor (“the Acquisition Shares”) and Cemig shall have the obligation to buy them, or to indicate a third party which shall buy them, on payment of the exercise price (“the Exercise Price”), equivalent to the amount paid at the time of paying-up of the shares, plus expenses (all expenses that are provenly incurred by FIP Redentor and/or by the Administrator of FIP Redentor, for its constitution and after its constitution, including expenses of auditing, and management and administration fees), less such dividends and Interest on Equity as are received in the period (in the case of Interest on Equity, the amount received shall be multiplied by 0.5721 for the purposes of calculation), all updated by the average rate for Interbank Certificates of Deposit published by Cetip (the Custody and Settlement Chamber) (“the CDI Rate”) plus a rate of 0.9% per year, pro rata tempore, from the date of its actual disbursement/payment to the Exercise Date of the Put Option;

29)           a further item of the negotiation agreed is that, in the event of the Exercise Price being higher than the amount paid-up by FIP Redentor at the time of the subscription of the shares of SPE Parati, an adjustment factor of (1/(1–0.4279) – 1) shall be applied to the difference, to be added to the Exercise Price;

30)           the Put Option shall be exercised by FIP Redentor, upon written notice to Cemig of its intention to exercise the Put Option, given with minimum prior notice of 240 (two hundred and forty) days prior to the last day of the sixtieth month counted from the first injection of capital by FIP Redentor in SPE Parati (“the Exercise Date”);

31)           if Cemig wishes to indicate a third party to acquire the shares of SPE Parati, (i) such indication must be made by written notice to FIP Redentor and to the Unit Holders, given at least 210 (two hundred and ten) calendar days prior to the Exercise Date, and (ii) Cemig shall continue to have joint liability with this third party, for the acquisition of the Acquisition Shares;

32)           if the Put Option is exercised, the payment of the Exercise Amount and the transfer of the shares owned by SPE Parati are conditional upon prior approval of the transaction by the National Electricity Agency, Aneel;

33)           grant of the Put Option is in line with the Long-term Strategic Plan, which specifies growth of Cemig in all the market segments in which it operates, signaling a positive outlook for the Company’s cash position, with the possibility, also, of increase of the value of dividends distributed, within the policy established by its Bylaws;

34)           Official Statement CCGPGF 240/2010 of the Corporate Governance Committee of Minas Gerais State makes provisions governing the material stated above;

35)           under Clause 1, Paragraph 1, of the Bylaws of Companhia Energética de Minas Gerais – Cemig it is a competency of the Board of Directors of Cemig to authorize acquisition of interests in the capital of other companies;

36)           It is the competency of the Extraordinary General Meeting of Stockholders to authorize the granting by the Company of the Put Option,  in view of the provisions of Article 256 of Law 6404/76;

— now proposes to you the following:

A — to change the Bylaws, as follows:

1-      Change in the drafting of the Paragraph Two of Clause 1 to the following, to standardize the expression “wholly-owned subsidiaries”:

“Clause 1º…

§2        No subsidiary of Cemig, wholly-owned or otherwise, may take any action which might affect the condition of the State of Minas Gerais as controlling stockholder of the Company, in the terms of the Constitution of the State of Minas Gerais and the legislation from time to time in force.

2-      “Insertion, into Clause 11, of new Paragraphs One and Two, to deal with the filling of positions on the Boards of Directors and support committees of the Company’s subsidiaries and affiliates of the Company, with the following drafting:

“Clause 11…

§2        Appointments to positions on the Boards of Directors of the Company’s subsidiary or affiliated companies, the filling of which is the competency of the Company, shall be made as determined by the Board of Directors.

§3        Positions on the support committees to the Boards of Directors of the subsidiaries and affiliated companies, the filling of which is the competency of the Company, shall be filled by Members of the Boards of the respective subsidiaries or affiliated companies.  The Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates shall always be appointed as one of the members of such committees, who shall always act in shared activity with the Chief Officer for Finance, Investor Relations and Financial Control of Holdings or any other Chief Officer.”

3-      Consequent renumbering, in Clause 11, of the present Paragraphs Two, Three, Four, Five, Six and Seven to Four, Five, Six, Seven, Eight and Nine, respectively, to have the following drafting:

“Clause 11…

§4        The Board of Directors and the Executive Board, in the management of the company, the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., and the other subsidiaries or affiliates and in the consortia in which they have direct or indirect holdings, shall obey the provisions of the Company’s Long-Term Strategic Plan, especially the dividend policy therein contained, as approved by the Board of Directors.

§5        The Long-Term Strategic Plan shall contain the long-term strategic planning and fundamentals, and the targets, objectives and results to be pursued and attained by the company and its dividend policy, and shall obey the commitments and requirements specified in § 7 below.

§6        The Long-Term Strategic Plan shall be revised annually by the Executive Board and approved by the Board of Directors and shall be reflected in all the plans, forecasts, activities, strategies, capital expenditure and expenses of the company and its subsidiaries and affiliates, and the consortia in which it directly or indirectly participates, including the Company’s Multi-year Strategic Implementation Plan and the Annual Budget, which shall be approved by the Board of Directors.

§7        In the administration of the company and the exercise of the right to vote in subsidiaries, affiliated companies and consortia, the Board of Directors and the Executive Board shall faithfully obey and comply with the following targets:

a)         to keep the Company’s consolidated indebtedness equal to or less than 2 (two) times the Company’s Ebitda (earnings before interest, taxes, depreciation and amortization);

b)        to keep the consolidated ratio Net debt / (Net debt + Stockholders’ equity) equal to or less than 40% (forty per cent);

c)         to limit the consolidated balance of funds recognized in Current assets, for the purposes of Clause 30 of these Bylaws or otherwise, to the equivalent of a maximum of 5% (five per cent) of the Company’s Ebitda (Earnings before interest, taxes, depreciation and amortization)

d)        to limit the consolidated amount of funds destined to capital expenditure and the acquisition of any assets, in each business year, to the equivalent of a maximum of 40% (forty per cent) of the Company’s Ebitda (Earnings before interest, taxes, depreciation and amortization);

e)         to invest only in distribution, generation and transmission projects which offer real minimum internal rates of return equal to or more than those specified in the Company’s Long-Term Strategic Plan, subject to the legal obligations; and

f)         to maintain the expenses of the subsidiary Integral Cemig Distribuição S.A. and of any distribution subsidiary at amounts not greater than the amounts recognized in the tariff adjustments and reviews;

g)        to maintain the revenues of the wholly-owned subsidiary Cemig Distribuição S.A. and those of any distribution subsidiary at the amounts recognized in the tariff adjustments and reviews.

§8        The targets specified in Paragraph Seven above shall be calculated on the consolidated basis, including the Company and its permanent investments in the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., subsidiaries, affiliates and consortia.

§9        The targets established in sub-clauses “a”, “b”, “c” and “d” of § 7 above may be exceeded for reasons related to temporarily prevailing conditions, upon justification by grounds and prior specific approval by the Board of Directors, up to the following limits:

a)         the Company’s consolidated debt to be less than or equal to 2.5 (two point five) times the Company’s Ebitda (Earnings before interest, taxes, depreciation and amortization);

b)        the consolidated ratio of Net debt / (Net debt + Stockholders’ equity) to be limited to 50% (fifty per cent);

c)         the consolidated balance of the funds recognized in Current assets, for the purposes of Clause 30 of these Bylaws or otherwise, to be the equivalent of a maximum of 10% (ten per cent) of the Company’s Ebitda (Earnings before interest, taxes, depreciation and amortization); and

d)        the consolidated amount of the funds allocated to capital expenditure and to the acquisition of any assets, only in the business years of 2006 and 2007, shall be limited to maximum values of 65% (sixty-five per cent) and 55% (fifty-five per cent), respectively, of the Company’s Ebitda (Earnings before interest, taxes, depreciation and amortization).

4-      Change in the drafting of the head paragraph of Clause 14 and of its Paragraph One to the following, to establish the frequency and period of convocation of meetings of the Board of Directors:

“Clause 14          The Board of Directors shall meet ordinarily once a month, to analyze the results of the Company and its subsidiaries and affiliated companies, and to decide on other matters included on the agenda in accordance with its internal regulations. It shall also meet extraordinarily, on convocation by its Chairman, or its Vice-Chairman, or one-third of its members, or when requested by the Executive Board.

§1        The meetings of the Board of Directors shall be called by its Chairman or its Vice-Chairman, by written advice sent with 5 (five) days’ notice, containing the agenda to be discussed. Meetings of the Board of Directors called on the basis of urgency may be called by its Chairman without being subject to the above-mentioned period provided the other members of the Board are unequivocally aware of the convocation.”

5-      Change in the drafting of the head paragraph of Clause 17, to change the name of the present subclause “l” to “k”, with consequent reorganization of the subsequent subclauses, and include a new subclause “q” and subclauses “r” and “s” containing new attributions of the Board of Directors, the new drafting to be:

“Clause 17: The Board of Directors shall have the following attributions:

k)         to authorize, upon a proposal put forward by the Executive Board, filing of legal actions, or administrative proceedings, or entering into court or out-of-court settlements, for amounts of R$ 14,000,000.00 (fourteen million Reais) or more;

l)          to authorize the issue of securities, in the domestic or external markets, for the raising of funds, in the form of debentures, promissory notes, medium-term notes and other instruments.

m)        to approve the Company’s Long-Term Strategic Plan, the Multi-year Strategic Implementation Plan, and the Annual Budget, and alterations and revisions to them.

n)        annually, to set the directives and establish the limits, including financial limits, for spending on personnel, including concession of benefits and collective work agreements, subject to the competency of the General Meeting of Stockholders and the Annual Budget approved;

o)        to authorize the exercise of the right of preference and stockholders’ agreements, or of the right to vote in subsidiaries, affiliated companies and the consortia in which the Company participates, except in the cases of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the General Meeting of Stockholders has the competency for decision on these matters;

p)        to approve the declarations of vote in the General Meetings of Stockholders and the orientations for voting in the meetings of the boards of directors of the subsidiaries, affiliated companies and the consortia in which the Company participates, when participation in the capital of other companies or consortia is involved, and the decisions must, in any event and not only in matters relating to participation in the capital of other companies or consortia, obey the provisions of these Bylaws, the Long-term Strategic Plan and the Multi-year Strategic Implementation Plan;

q)        to approve the constitution of, and participation in the equity capital of, any company, undertaking or consortium;

r)         to approve the institution of committees, in accordance with its Internal Regulations, and each respective committee shall, prior to the decision by the Board of Directors, give its opinion, which shall not be binding: (i) on the matters over which competence is attributed to it by the Internal Regulations; and (ii) in relation to any matter whenever requested by at least 2/3 (two thirds) of the members of the Board of Directors.  If the quotient of two thirds of the members of the Board of Directors is not a whole number, for the purposes of interpretation of this paragraph the whole number immediately below that number shall be used; and,

s)         to authorize provisions in the Company’s accounts, in amounts of R$ 14,000,000.00 (fourteen million Reais) or more, upon proposal by the Executive Board.”.

6-      Change of the name of the Office of the Chief Officer for Finance, Investor Relations and Control of Holdings to the Office of the Chief Officer for Finance, Investor Relations and Financial Control of Holdings; and of the Office of the Chief New Business Development Officer to the Office of the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates; and creation of the Chief Counsel’s Office.

7-      Consequent redrafting of the Head paragraph of Clause 18 of the Bylaws, to the following:

“Clause 18: The Executive Board shall be made up of 10 (ten) Executive Officers, who may be stockholders, resident in Brazil, elected by the Board of Directors, comprising: the Chief Executive Officer; the Deputy Chief Executive Officer; a Chief Officer for Finance, Investor Relations and Financial Control of Holdings; a Chief Corporate Management Officer; a Chief Distribution and Sales Officer; a Chief Generation and Transmission Officer; a Chief Trading Officer; a Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates; a Chief Officer for the Gas Division; and the Chief Counsel.”

8-      Change in the drafting of Paragraphs Two and Three of Clause 21, to define the party responsible for the preparation of the Multi-Year Strategic Implementation Plan and the Annual Budget; and to redefine the attributions of the Executive Board, to the following drafting:

“Clause 21…

§3        The company’s Multi-year Strategic Implementation Plan and the Annual Budget shall be prepared and updated annually, by the end of each business year, to be in effect in the following business year. Both shall be prepared under coordination by the Chief Officer for Finance, Investor Relations and Financial Control of Holdings and, in relation to the affiliates and subsidiaries, jointly with the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates, and at all times, in all aspects, with the participation of all the members of the Executive Board.  The Multi-Year Strategic Implementation Plan and the Annual Budget shall be submitted to examination by the Executive Board and, subsequently, to approval by the Board of Directors.

§4        The following decisions shall require a vote by the Executive Board:

a)         approval of the plan of organization of the Company and issuance of the corresponding rules and any changes to them;

b)        examination of the Company’s Multi-year Strategic Implementation Plan, and revisions of it, including timetables, amount and allocation of the capital expenditure specified in it, and its submission to the Board of Directors for approval;

c)         examination of the Annual Budget, which shall reflect the Multi-Year Strategic Implementation Plan then in effect, and also revisions to it, and its submission to the Board of Directors for approval;

d)        decision on re-allocation of investments or capital expenditure specified in the Annual Budget which amount, individually or in aggregate, during a single financial year, to less than R$ 14,000,000.00 (fourteen million Reais), with consequent adaptation of the targets approved, obeying the multi-year Strategic Implementation Plan and the Annual Budget;

e)         approval of disposal of or placement of a charge upon any of the Company’s permanent assets, and the giving of guarantees by the Company to third parties, in amounts less than R$ 14,000,000.00 (fourteen million Reais);

f)         authorization of the Company’s capital expenditure projects, signing of agreements and other legal transactions, contracting of loans, financings and the constitution of any obligation in the name of the Company, based on the Annual Budget approved, individually or in aggregate having values less than R$ 14,000,000.00 (fourteen million Reais), including the injection of capital into subsidiaries, affiliated companies, and the consortia in which the Company participates, subject to the provisions of sub-clause ‘o’ of sub-item IV of Clause 22;

g)        approval, upon a proposal by the CEO, jointly with the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates and the Chief Officer for Finance, Investor Relations and Financial Control of Holdings, of declarations of vote in General Meetings of Stockholders of subsidiaries, affiliated companies or consortia in which the Company participates, except in the case of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the competency to decide on these matters is that of the General Meeting of Stockholders, and the decisions must obey these Bylaws, the decisions of the Board of Directors, the Long-term Strategic Plan and the Multi-year Strategic Implementation Plan;

h)        authorization to commence administrative tender proceedings and proceeding for exemption from or non-requirement for tenders, and the corresponding contracts, in amounts greater than or equal to R$ 2,800,000.00 (two million eight hundred thousand Reais) and less than R$ 14,000,000.00 (fourteen million Reais);

i)          authorization to file legal actions and administrative proceedings, and to enter into Court and out-of-court settlements, for amounts less than R$ 14,000,000.00 (fourteen million Reais);

j)          authorization of provisions in the company’s accounts in an amount less than R$ 14,000,000.00 (fourteen million Reais), upon proposal by the Chief Officer for Finance, Investor Relations and Financial Control of Holdings;

k)         approval of the nominations of employees to hold management posts in the Company, upon proposal by the Chief Officer concerned, subject to the provisions of sub-clause “h” of sub-item I of Clause 22;

l)          authorization of expenditure on personnel expenses and collective work agreements, subject to the competency of the General Meeting of Stockholders, the guidelines and limits approved by the Board of Directors, and the Annual Budget approved.

m)        examination and decision on the contracting of external consultants, when requested by the office of any Chief Officer, subject to the provisions of Clause 17, subclause “j”, and Clause 21, Paragraph Four, subclause “h”.”

9-      Changes, in the drafting of the following subclauses and items of the head paragraph of Clause 22, to the text below, to redefine the attributions of the Chief Officers: subclauses “g” and “i” of item I, items III and VIII, and subclauses “c” and “f” of item IX; renaming of the present subclause “l” to “k”, and consequent reorganization of the subsequent subclauses of items IV, V, VI and VII; inclusion of a new subclause “m” in item V; inclusion of a new subclause “o” in item VI; inclusion of a new subclause “l” in item VII; and inclusion of an item X.

“Clause 22:        Subject to the provisions of the previous clauses, the following are the functions and powers attributed to the Executive Board:

I —      To the Chief Executive Officer:

g)        to manage and direct the activities of internal audits and institutional relationships, communication and representation activities, function of the Company’s Ombudsman and the General Secretariat.

i)          to propose the appointments to Management positions and the Audit Boards of the wholly-owned subsidiaries, and of Fundação Forluminas de Seguridade Social — Forluz, after hearing the Chief Officer for Finance, Investor Relations and Financial Control of Holdings, and of the Company’s subsidiaries and affiliated companies and of the consortia in which the Company participates, after hearing the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates, expect in the case of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the provisions of §4 of Clause 12 and §3 of Clause 18 of these Bylaws prevail.

III —    To the Chief Officer for Finance, Investor Relations and Financial Control of Holdings:

a)         to make available the financial resources necessary for the operation and expansion of the Company, in accordance with the Annual Budget, conducting the processes of contracting of loans and financings, and related services;

b)        to coordinate the preparation and consolidation of the Company’s Multi-Year Strategic Implementation Plan and the Annual Budget, in the case of the affiliated companies and jointly-controlled subsidiaries with the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates, and in both cases with the participation of the other Chief Officers of the Company;

c)         to carry out the economic and financial valuation of the Company’s capital expenditure investment projects, except those that are the responsibility of the office of the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates;

d)        to accompany the economic and financial performance of capital expenditure investment projects, according to targets and results approved by the Executive Board and the Board of Directors;

e)         to carry out accounting of and to monitor the economic-financial operations of the Company including its subsidiaries;

f)         to determine the cost of the service and to establish an insurance policy, as laid out in the Company’s Multi-year Strategic Implementation Plan;

g)        to prepare the short-, medium- and long-term financial programming in detail, as specified in the Company’s Multi-year Strategic Implementation Plan and Annual Budget;

h)        to monitor the company’s registered capital, and to propose to the Executive Board, for decision or for submission to the Board of Directors or the General Meeting of Stockholders, subject to the provisions of these Bylaws, the governance policy in relation to the market, and the dividend policy, of the Company and its subsidiaries, and to suggest the same for the affiliated companies;

i)          to coordinate the preparation and negotiation of the tariffs for retail supply and distribution of electricity, and the revenues from transmission, with the National Electricity Agency, Aneel;

j)          to take responsibility for the provision of information to the investing public, to the Securities Commission (CVM) and to the Brazilian and international stock exchanges and over-the-counter markets, and the corresponding regulation and inspection entities, and to keep the Company’s registrations with these institutions updated;

k)         to represent the Company to the CVM, the stock exchanges and other entities of the capital markets;

l)          to promote the financial management of the Company and of its subsidiaries and affiliated companies, within the criteria of good corporate governance, making continual efforts for compliance with their business plans, subject to the provisions of these Bylaws;

m)        to monitor the economic and financial results of the Companies holdings in the subsidiaries and affiliated companies;

n)        to propose to the Executive Board, for approval or submission to the Board of Directors or to the General Meeting of Stockholders, depending on the competency defined in these Bylaws;(i)  injections of capital into the wholly-owned subsidiaries; and (ii)  injections of capital, exercise of the right of preference, and signing of voting agreements, jointly with the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates, in the subsidiaries, in the affiliated companies and in the consortia in which the Company operates;

o)        participate in the negotiations that involve the constitution and alteration of the corporate documents of all the companies in which the Company has an equity interest;

p)        coordinate, jointly with the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates, processes of disposal of stockholding interests held by the Company, subject to the provisions of the legislation and regulations from time to time in force;

q)        monitor, evaluate and disseminate within the Executive Board the financial performance of the subsidiaries and affiliates and of the consortia in which the company participates.

IV —    To the Chief Corporate Management Officer:

k)         to effect quality control of the material acquired and of the qualification of contracted service providers;

l)          to administer and control the stock of material, the separation and recovery of used material, and to carry out sales of excess and unusable material, and scrap;

m)        to arrange for and implement programs to increase, develop and continually improve suppliers of materials and services of interest to the company, alone or in cooperation with other Chief Officers’ Departments or development agencies or industry associations, in the ambit of the State of Minas Gerais;

n)        to carry out corporate management and environmental action programs within the scope of this Chief Officer’s Department;

o)        to authorize initiation of administrative tender proceedings and proceedings for exemption or non-requirement for tenders, and the corresponding contracts, in amounts up to R$ 2,800,000.00 (two million eight hundred thousand Reais);

p)        to propose to the Chief Executive Officer, for submission to the Executive Board, for approval, from among the employees of the Company, of Cemig Distribuição S.A. and of Cemig Geração e Transmissão S.A., appointments for the positions of sitting and substitute members of the Integrated Pro-Health Administration Committee;

q)        to propose to the Chief Executive Officer, for submission to the Executive Board for approval, from among the employees of the Company and of the other companies involved in the negotiations, appointments of employees to the Union Negotiation Committee, and also the appointment of its coordinator;

r)         to present to the Executive Board the assessments received from a leadership succession development program, put in place by the Company, for the purpose of assisting the Chief Officers in making its decisions on appointments of employees to management posts.

V- To the Chief Distribution and Sales Officer:

k)         to propose policies and guidelines to ensure the physical security of the distribution facilities, and to manage the asset security of these facilities;

l)          to seek continuous improvement of the processes of operation and maintenance, through the use of new technologies and methods, aiming to improve the quality and reduce the cost of those activities;

m)        to monitor and evaluate the technical and operational performance of the Company’s wholly-owned subsidiaries, and disseminate this information with the Executive Board.

VI —    To the Chief Generation and Transmission Officer:

l)          to propose and implement policies and guidelines to ensure the physical security of the generation and transmission facilities, and to manage the asset security of those facilities;

l)          to manage and promote the Company’s Work Safety Policy in the ambit of its activities;

m)        to manage and put in place the undertakings for expansion of generation, transmission and co-generation, arranging for planning, construction and assembly, and ensuring the proper physical and financial performance of those undertakings;

n)        to supply technical support to the negotiations for making possible the projects for expansion of generation, transmission and co-generation, and to take part in the negotiation of documents of consortia of entrepreneurs and special-purpose companies.

m)        to monitor and evaluate the technical and operational performance of the Company’s wholly-owned subsidiaries, and disseminate this information with the Executive Board.

o)        to monitor and evaluate the technical and operational performance of the Company’s wholly-owned subsidiaries, and disseminate this information within the Executive Board.

VII — To the Chief Trading Officer:

k)         to manage the trading, in coordination with the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates, of the Company’s carbon credits.

l)          to monitor and evaluate the technical and operational performance of the Company’s wholly-owned subsidiaries, and disseminate this information with the Executive Board.

VIII — To the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates:

a)         to arrange prospecting, analysis and development of new business of the Company in the areas of generation, transmission and distribution of electricity, and oil and gas, and in other activities directly or indirectly related to the Company’s objects;

b)        to arrange for technical, economic-financial, and environmental feasibility studies of new business projects for the Company, in interaction with the Chief Officers’ Departments related to the said businesses;

c)         to coordinate negotiations and implement the partnerships, consortia, special-purpose companies and other forms of association with public or private companies necessary for the development of new business, and also negotiation of contracts and corporate documents of the projects;

d)        to coordinate, jointly with the Chief Officer for Finance, Investor Relations and Financial Control of Holdings, the preparation and consolidation of the Multi-Year Strategic Implementation Plan and the Annual Budget of the Company in relation to the subsidiaries and affiliated companies;

e)         to coordinate the participation of the Company in tender proceedings for obtaining grant of concessions in all the areas of its operations;

f)         to seek, coordinate, evaluate and structure opportunities for acquisition of new assets in all the sectors and activities directly or indirectly related to the company’s Objects;

g)        to coordinate the Company’s participation in new business auctions held by any person or legal entity, under public or private law, including regulatory agencies;

h)        to arrange for prospecting and analysis, within the company, of business opportunities related to the use of carbon credits;

i)          to prepare the planning and the Capital Expenditure Program of new business in all the sectors and activities directly or indirectly related to the Objects;

j)          to represent the company in relations with the entities for planning of expansion of the electricity sector in its areas of operation;

k)         to accompany, within the Company, Brazil’s energy planning.

l)          to propose to the Executive Board, for approval or submission to the Board of Directors, assumptions for new investments to be made by the Company (IRR, payback, cost of capital, and any other indicators of risk/return that may be necessary);

m)        to propose, jointly with the Chief Officer for Finance, Investor Relations and Financial Control of Holdings, to the Executive Board, for approval or for submission to the Board of Directors or to the Board of Directors, depending on the competency defined in these Bylaws, matters relating to injections of capital, exercise of the right of preference and making of voting agreements in the subsidiaries and affiliates and in the consortia in which the company participates;

n)        to coordinate, within the Company, negotiations that involve constitution and alteration of stockholding documents of the subsidiaries and affiliates, and of the consortia in which the Company participates;

o)        to monitor and supervise the management and development of the subsidiaries and affiliates, within the criteria of good governance and making efforts at all times for compliance with their business plans, subject to the provisions of these Bylaws;

p)        to coordinate, jointly with the Chief Officer for Finance, Investor Relations and Financial Control of Holdings, processes of disposal of equity interests held by the Company, subject to the provisions of the legislation and regulations from time to time in force;

q)        to monitor, evaluate and disseminate within the Executive Board the technical-operational performance of the subsidiaries and affiliates and of the consortia in which the company participates;

r)         to represent the Company, in the terms of §3 of Clause 11 of these Bylaws, in the support committees to the Boards of Directors of its subsidiaries and affiliates;

s)         to coordinate matters relating to new business and the management of the equity holdings of the Company and of its subsidiaries and affiliates, and of the consortia in which the company participates, in interaction with the other Chief Officers of the Company;

IX —   To the Chief Officer for the Gas Division:

c)         to carry out research, analyses and studies of investments and new technologies related to oil and gas, and, jointly with the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates, studies and developments of business in that sector;

f)         to propose to the Executive Board, jointly with the Chief Officer for Finance, Investor Relations and Financial Control of Holdings and the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates, the multi-year plan for capital expenditure and expenses of other special purpose companies associated with the oil and gas activities;

X —     To the Chief Counsel:

a)         to coordinate, execute and control the matters of the legal area;

b)        to support the other areas of the Company, including, when requested, wholly-owned subsidiaries, affiliates and other subsidiaries, in relation to legal and juridical aspects;

c)         To manage the administrative and Court proceedings in which the Company is a party and, periodically or when requested, to inform the Executive Board and the Board of Directors on the procedural and legal strategy adopted, and also the progress and situation of such proceedings.”.

10-    Insertion, in Clause 22, of a new Paragraph Two, to make explicit the competency of the Executive Board and of the Board of Directors and the need for obedience to the provisions of the Bylaws in relation to the financial limits and prior authorization of Management, when applicable.

“Clause 22…

§2        The competencies to enter into contracts and other legal transactions and for constitution of any obligation in the name of the Company given to the Chief Officers under this Clause do not exclude the competency of the Executive Board and of the Board of Directors, as the case may be, nor the need for obedience to the provisions in these Bylaws in relation to the financial limits and to prior obtaining of authorizations from the management bodies, when required.

11-    Consequent renumbering, in Clause 22, of the present Paragraphs Two, Three, Four and Five as Paragraphs Three, Four, Five and Six, respectively, and also alteration of the drafting of the present Paragraph Three, as set out below, due to the change in the name of the Office of the Chief New Business Development Officer:

“Clause 22…

§ 3       As well as the exercise of the attributions herein specified and demanded by law, each Chief Officer’s Department has the competency to ensure the cooperation, assistance and support of the other Chief Officer’s Departments in the areas of their respective competencies, with the aim of success in the greater objectives and interests of the Company.

§4        The projects developed by the Company in the area of the Office of the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates, once structured and constituted, should be taken over by the respective Chief Officer’s Departments responsible for their construction, execution, operation and sales, as defined in these Bylaws;

§5        It is the competency of each Chief Officer, within the area of his operation, to arrange for the actions necessary for compliance with and effective implementation of the work safety policies approved by the Company.”;

§6        The financial limit set by sub-clause “o” of Item IV of this Clause shall be adjusted, in January of each year, by the IGP-M (General Price Index — Market) inflation index, produced by the Getúlio Vargas Foundation.”;

B — That the representatives of Cemig in the Extraordinary General Meetings of Stockholders of Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A. to be held on the same day as the day for which the Extraordinary General Meeting of Stockholders of Cemig is called for changes to the Bylaws should vote in favor of the agenda.

C — In the terms of and for the purposes of Article 256 of Law 6404/76, to authorize the grant, by Cemig, to Fundo de Investimento em Participações Redentor (“FIP Redentor), of an irrevocable option (“the Put Option”), under which FIP Redentor shall have the right, at the end of the 60th month from the date of subscription of the shares in Parati S.A. Participações em Ativos de Energia Elétrica (“the Exercise Date”), to sell the totality of the shares belonging to FIP Redentor (“the Acquisition Shares”) and Cemig shall have the obligation to buy them, or to indicate a third party which shall buy them, on payment of the exercise amount (“the Exercise Amount”), equivalent to the amount paid at the time of paying-up of the shares, plus expenses (all expenses provenly incurred by FIP Redentor and/or by the Administrator of FIP Redentor, for its constitution and after its constitution, including expenses of auditing, and management and administration fees), less such dividends and Interest on Equity as are received in the period (in the case of Interest on Equity, the amount received shall be multiplied by 0.5721 for the purposes of calculation), all updated by the average rate for Interbank Certificates of Deposit published by Cetip (the Custody and Settlement Chamber) (“the CDI Rate”) plus a rate of 0.9% per year, pro rata tempore, from the date of its actual disbursement/payment to the Exercise Date of the Put Option; In the event of the Exercise Amount being higher than the amount paid-up by FIP Redentor at the time of the subscription of the shares of Parati S.A. Participações em Ativos de Energia Elétrica, an adjustment factor of (1/(1–0.4279) – 1) shall be applied to the difference, to be added to the Exercise Amount; The parties shall negotiate the situations in which the Exercise Date may be brought forward by FIP Redentor, and these conditions shall be established in a contractual instrument to be signed by the parties after its approval by the Board of Directors of Cemig, in accordance with its Bylaws.  Payment of the Exercise Amount and the transfer of the shares owned by Parati S.A. Participações em Ativos de Energia Elétrica are conditional upon prior approval of the transaction by the National Electricity Agency, Aneel;

As can be seen, the objective of this proposal is to meet the legitimate interests of the stockholders and of the Company, for which reason it is the hope of the Board of Directors that you, the stockholders, will approve it.

Belo Horizonte, December 6, 2010,

Vice-Chairman	Djalma Bastos de Morais

Members	Arcângelo Eustáquio Torres Queiroz Antônio Adriano Silva Francelino Pereira dos Santos Maria Estela Kubitschek Lopes João Camilo Penna Guy Maria Villela Paschoal	Ricardo Coutinho de Sena Paulo Roberto Reckziegel Guedes Eduardo Borges de Andrade Otávio Marques de Azevedo Saulo Alves Pereira Junior Adriano Magalhães Chaves Paulo Sérgio Machado Ribeiro ”

Continuing with the business of the meeting, the stockholder and Chief Officer Luiz Fernando Rolla stated that the company had received, from the CVM (the Brazilian Securities Commission) Official Letter No. CVM/SEP/GEA-3/1211/10, of December 21, 2010, which requested that a copy of it should be distributed to the stockholders present, in relation to a request for a postponement/interruption of this General Meeting of Stockholders, which had been filed with the CVM by Tempo Capital Principal Fundo de Investimento de Ações due to item “C” on the agenda.

That Official Letter gave notice of the decision by the Council of the CVM to postpone this General Meeting of Stockholders, and its recognition that the matter contained in item “C” of the agenda, due to its complexity, requires a longer period of time for stockholders to become aware of it and analyze it. Cemig will arrange the publication of a convocation announcement, giving notice of the postponement and stating the date for holding of a new General Meeting of Stockholders, with a minimum of 30 days’ prior notice, as from the date on which the documents and information relating to the matter to be decided have been put at stockholders’ disposal.

In the same Official Letter, the Council of the CVM explicitly states that the request for postponement and the extension of the period are related to item “C” of the agenda. In view of this, the Chairman then proposed alteration of the Proposal under discussion, in such a way as to maintain its items “A” and “B” and to exclude its item “C”, which would be discussed later, and this proposal was approved unanimously. The stockholder The State of Minas Gerais then took the floor and proposed that the changes in the Bylaws that had been approved should be implemented as from January 3, 2011. The proposal by the representative of the stockholder of the State of Minas Gerais was submitted to debate and, subsequently, to the vote, and approved unanimously.

The meeting being opened to the floor, the representative of the stockholder The State of Minas Gerais took the floor and, in the name of the General Attorney’s Office and the majority stockholder, thanked and complimented the management and employees of Cemig for the Company’s success and fame, not only in Brazil but in the rest of the world. The stockholder and CEO of Cemig, Djalma Bastos de Morais, pointed out that Sony is one of the major energy groups in Brazil, which has resulted also from the support of the stockholder The State of Minas Gerais. Finally he thanked the stockholders, the other Chief Officers, members of the Board of Directors and employees. Mr. George Washington Tenório Marcelino then took the floor, and thanked the Company for the distinguished treatment that all stockholders receive from Cemig. The meeting remaining open to the floor, since no one else wished to make any statement, the chairman ordered the session suspended for the time necessary to prepare the minutes.

The session being reopened, the chairman, after submitting these said minutes to debate and vote, and their being approved and signed, declared the meeting closed.

For the record I, Anamaria Pugedo Frade Barros, Secretary, wrote these minutes and signed them jointly with those present.

5.               Summary of Minutes of the Extraordinary General Meeting of Stockholders, Cemig Distribuição S.A., December 22, 2010

CEMIG DISTRIBUIÇÃO S.A.

LISTED COMPANY

CNPJ 06.981.180/0001-16 — NIRE 31300020568

MINUTES

OF THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

HELD ON DECEMBER 22, 2010

At 5 p.m. on December 22, 2010, the stockholder Companhia Energética de Minas Gerais, holder of 100% of the company’s stock, attended in Extraordinary General Meeting, on first convocation, at the Company’s head office, Av. Barbacena 1200, 17th Floor, A1 Wing, Belo Horizonte, Minas Gerais, Brazil, represented by its Chief Executive Officer Mr. Djalma Bastos de Morais, and by the Chief Corporate Management Officer, Mr. Marco Antonio Rodrigues da Cunha, as verified in the Stockholders’ Attendance Book. Initially and in accordance with Clause 6 of the Bylaws, the representatives of the stockholder Companhia Energética de Minas Gerais proposed the name of the Deputy CEO, Marco Arlindo Porto Neto, to chair the meeting.

The above-mentioned proposal of the representatives of the stockholder Companhia Energética de Minas Gerais – Cemig was put to the vote, and approved.  The Chairman then declared the Meeting open and invited me, Anamaria Pugedo Frade Barros, General Manager of Cemig’s Corporate Executive Secretariat, to be Secretary of the meeting, asking me to read the convocation notice, published in the newspapers Minas Gerais, official publication of the Powers of the State, on December 7, 8 and 10, and in the newspapers O Tempo and Valor Econômico on December 7, 8 and 9, of this year, the content of which is as follows:

“   CEMIG DISTRIBUIÇÃO S.A.

LISTED COMPANY

CNPJ 06.981.180/0001-16 — NIRE 31300020568

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

CONVOCATION

The stockholder Companhia Energética de Minas Gerais – Cemig is hereby called to an Extraordinary General Meeting of Stockholders to be held on December 22, 2010 at 5 p.m. at Av. Barbacena 1200, 17th floor, A1 Wing, in the city of Belo Horizonte, Minas Gerais, to decide on the following alterations to the Bylaws:

1.                             Insertion, into Article 7, of new Paragraphs Two and Three, to deal with the filling of positions on the Boards of Directors and support committees of the Company’s subsidiaries and affiliates.

2.                             Consequent alteration of the present sole sub-paragraph of Article 7 of Paragraph Three.

3.                             Change in the drafting of the head paragraph of Article 9 and of its Paragraph One, to establish the frequency and period of convocations of meetings of the Board of Directors.

4.                             Change in the drafting of the head paragraph of Article 12, to change the name of the present subclause “l” to “k”, and consequent reorganization of the subsequent subclauses, and to include a new subclause “q” and subclauses “r” and “s” containing new attributions of the Board of Directors.

5.                             Change of the name of the Office of the Chief Officer for Finance, Investor Relations and Control of Holdings to the Office of the Chief Officer for Finance, Investor Relations and Financial Control of Holdings; and of the Office of

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

the Chief New Business Development Officer to the Office of the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates; and creation of the Chief Counsel’s Office.

6.                             The consequent change in the drafting of the head paragraph of Article 13.

7.                             Change in the drafting of Paragraphs Three and Four of Article 16, to define the party responsible for the preparation of the Multi-Year Strategic Implementation Plan and the Annual Budget; and to redefine the attributions of the Executive Board.

8.                             Changes in the drafting of the following subclauses and items of the head paragraph of Article 17, to redefine the attributions of the Chief Officers: changes in subclauses “g” and “i” of item I, subclause “j” of item VI, of items III and VII, and subclauses “c” and “f” of item IX;  renaming of the present subclause “l” to “k”, and consequent reorganization of the subsequent subclauses, of items IV and V;  inclusion of a new subclause “m” in item V; inclusion of a subclause “k” in item VI;  and inclusion of item X.

9.                             Insertion, in Article 17, of the new Paragraph Two, to make explicit the competency of the Executive Board and of the Board of Directors and the need for obedience to the provisions of the Bylaws in relation to the financial limits and prior authorization of Management, when applicable.

10.                       Consequent renumbering, in Article 17, of the present Paragraphs Two, Three, Four and Five as Paragraphs Three, Four, Five and Six, respectively, and also alteration of the drafting of the present paragraph three due to the change in the name of the Office of the Chief New Business Development Officer.

Belo Horizonte, December 6, 2010,

Djalma Bastos de Morais  – Vice-Chairman of the Board of Directors ”

Continuing with the business of the meeting the Chairman stated that the Extraordinary General Meeting of Stockholders of Companhia Energética de Minas Gerais – Cemig held today, December 22, 2010 at 11 a.m., had changed the Bylaws of that Company.  The Chairman thus requested the Secretary to read the Proposal of the Board of Directors, which deals with the agenda of this meeting, the content of which document is as follows:

“ PROPOSAL BY THE BOARD OF DIRECTORS TO THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS TO BE HELD ON DECEMBER 22, 2010.

To the Stockholder Companhia Energética de Minas Gerais – Cemig:

The Board of Directors of Cemig Distribuição S.A.:

Whereas:

a)              Cemig, in accordance with its strategic guidelines and its Long-term Strategic Plan, seeks to expand its market of operation beyond the State of Minas Gerais, and began investing in companies outside Brazil in 2005, through construction and operation of the Charrúa-Nueva Temuco Transmission Line, in Chile, with the constitution of Transchile Charrúa Transmisión S.A.;

b)             in 2006, Cemig took its first stockholding interest in Light S.A., where, with its position consolidated in 2009, it is part of the controlling stockholding block, confirming its function as a holding company;

c)              in 2009, Cemig established its new Vision for the Future, namely:

“To be, in 2020, one of the two largest electricity groups in Brazil by market capitalization, with a significant presence in the Americas, and world leader in sustainability in the sector”;

d)             in 2009, Cemig Geração e Transmissão S.A. (“Cemig GT”), a wholly-owned subsidiary of Cemig, acquired shares in Terna Participações S.A., which has stockholding interests in five other electricity transmission concession holders;

e)              in 2009, it was proposed to redesign Cemig’s organizational structure to be consistent with certain of the initiatives and principles of the Cemig Aware Efficient Management and Operational Efficiency Program, with the intention that the new model should lead to greater specialization of the corporate functions and of support in line with best practices and enable greater speed in taking of decisions;

f)                in 2009, to promote and develop synergies in the gas and oil business, Cemig created its Gas Division, the activities of which were previously managed by the Chief New Business Development Officer;

g)             also in 2009, a new Cemig Governance and Corporate Management Model was developed, among other objectives, to foster strategic alignment between companies of the Cemig Group, to structure alternatives to enable strengthening of the business vision in the management of equity interests, and to optimize the process of orientation of vote and management of stockholding interests;

h)             the challenges of growth result in a more complex operational model, requiring new forms of management to ensure efficiency and efficacy, providing at the same time unification of practice, compartmentalization of synergy and speed in business decisions;

i)                 redefinition of the attributions of the areas responsible for financial management, management of holdings and operational management will make possible the following:

•        strengthening of the structure of the Company’s control area, ensuring focus on demanding meeting of targets and results in the wholly-owned subsidiaries and holdings, and consolidating the results of the Cemig Group;

•        increases in results from future acquisitions of assets, since the party responsible for finding and acquisition will also be the party responsible for management and delivery of the forecast results;

•        identification and capture of synergies from the various assets, improving the Cemig Group’s growth potential;

j)                 there is a need for the company to restructure its legal department so as to enable it to participate more robustly in, and make a more robust contribution to, the Cemig Group, and intercommunicate more effectively with the public administration and regulatory bodies;

k)              There is an opportunity for grammatical improvement of the text;

Clause 18, §3, of Cemig’s Bylaws states;

“Clause 18 — …

§ 3                    The Executive Officers shall exercise their positions as full-time occupations in the regime of exclusive dedication to the service of the company. They may at the same time hold and exercise non-remunerated positions in the management of the company’s wholly-owned subsidiaries, other subsidiaries or affiliated companies, at the option of the Board of Directors. They shall, however, obligatorily exercise the corresponding positions in the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.”

m)           Paragraph One of Clause 13 of the Bylaws of Cemig D and of Cemig GT states:

“Clause 13 —...

§ 1                    The members of the Executive Board shall, obligatorily, be the respective members of the Executive Board of the sole stockholder, Cemig, and the post of Executive Officer without specific designation shall be occupied, also obligatorily, by the Chief Energy Generation and Transmission Officer of the sole stockholder, Cemig.”

— now proposes to you the following changes to the Bylaws:

1-                  Insertion, into Article 7, of new Paragraphs One and Two, to deal with the filling of positions on the Boards of Directors and support committees of the Company’s subsidiaries and affiliates, with the following drafting:

“Clause 7º…

§1                       Appointments to positions on the Boards of Directors of the Company’s subsidiary or affiliated companies, the filling of which is the competency of the Company, shall be made as determined by the Board of Directors.

§2                       Positions on the support committees to the Boards of Directors of the subsidiaries and affiliated companies, the filling of which is the competency of the Company, shall be filled by Members of the Boards of the respective subsidiaries or affiliated companies. The Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates shall always be appointed as one of the members of such committees, who shall always act in shared activity with the Chief Officer for Finance, Investor Relations and Financial Control of Holdings or any other Chief Officer.”

2-                  Consequent alteration of the present Paragraph One of Article 7 of Paragraph Three, to the following:

“Clause 7 — …

§3                       Members of the company’s Executive Board or Board of Directors who are also members of the management bodies of the sole stockholder, Cemig, may not receive remuneration.

3-                  Change in the drafting of the head paragraph of Clause 9º and of its Paragraph One to the following, to establish the frequency and period of convocation of meetings of the Board of Directors::

“Clause 9 — The Board of Directors shall meet ordinarily once a month, to analyze the results of the Company and its subsidiaries and affiliated companies, and to decide on other matters included on the agenda in accordance with its internal regulations. It shall also meet extraordinarily, on convocation by its Chairman, or its Vice-Chairman, or one-third of its members, or when requested by the Executive Board.

§1                       The meetings of the Board of Directors shall be called by its Chairman or its Vice-Chairman, by written advice sent with 5 (five) days’ notice, containing the agenda to be discussed. Meetings of the Board of Directors called on the basis of urgency may be called by its Chairman without being subject to the above-mentioned period provided the other members of the Board are unequivocally aware of the convocation.”

4-                  Change in the drafting of the head paragraph of Clause 12, to change the name of the present subclause “l” to “k”, with consequent reorganization of the subsequent subclauses, and include a new subclause “q” and subclauses “r” and “s” containing new attributions of the Board of Directors, the new drafting to be:

Clause 12: The Board of Directors shall have the following attributions:

k)                          to authorize, upon a proposal put forward by the Executive Board, filing of legal actions, or administrative proceedings, or entering into court or out-of-court settlements, for amounts of R$ 14,000,000.00 (fourteen million Reais) or more;

l)                             to authorize the issue of securities, in the domestic or external markets, for the raising of funds, in the form of debentures, promissory notes, medium-term notes and other instruments.

m)                       to approve the Company’s Long-Term Strategic Plan, the Multi-year Strategic Implementation Plan, and the Annual Budget, and alterations and revisions to them.

n)                         annually, to set the directives and establish the limits, including financial limits, for spending on personnel, including concession of benefits and collective work agreements, subject to the competency of the General Meeting of Stockholders and the Annual Budget approved;

o)                         to authorize the exercise of the right of preference and stockholders’ agreements, or of the right to vote in subsidiaries, affiliated companies and the consortia in which the Company participates;

p)                         to approve the declarations of vote in the General Meetings of Stockholders and the orientations for voting in the meetings of the boards of directors of the subsidiaries, affiliated companies and the consortia in which the Company participates, when participation in the capital of other companies or consortia is involved, and the decisions must, in any event and not only in matters relating to participation in the capital of other companies or consortia, obey the provisions of these Bylaws, the Long-term Strategic Plan and the Multi-year Strategic Implementation Plan;

q)                         to approve the constitution of, and participation in the equity capital of, any company, undertaking or consortium;

r)                            to approve the institution of committees, in accordance with its Internal Regulations, and each respective committee shall, prior to the decision by the Board of Directors, give its opinion, which shall not be binding: (i) on the matters over which competence is attributed to it by the Internal Regulations; and (ii) in relation to any matter whenever requested by at least 2/3 (two thirds) of the members of the Board of Directors.  If the quotient of two thirds of the members of the Board of Directors is not a whole number, for the purposes of interpretation of this paragraph the whole number immediately below that number shall be used; and,

s)                          to authorize provisions in the Company’s accounts, in amounts of R$ 14,000,000.00 (fourteen million Reais) or more, upon proposal by the Executive Board.”.

5-                  Change of the name of the Office of the Chief Officer for Finance, Investor Relations and Control of Holdings to the Office of the Chief Officer for Finance, Investor Relations and Financial Control of Holdings; and of the Office of the Chief New Business Development Officer to the Office of the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates; and creation of the Chief Counsel’s Office.

6-                  Consequent redrafting of the Head paragraph of Clause 13 of the Bylaws, to the following:

“Clause 13 - The Executive Board shall be made up of 10 (ten) Executive Officers, who may be stockholders, resident in Brazil,  comprising:  the Chief Executive Officer; the Deputy Chief Executive Officer; a Chief Officer for Finance, Investor Relations and Financial Control of Holdings; a Chief Corporate Management Officer; a Chief Distribution and Sales Officer; a Chief Generation and Transmission Officer; a Chief Trading Officer; a Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates; an Executive Officer without specific designation; a Chief Officer for the Gas Division; and the Chief Counsel; with period of office of 3 (three) years, reelection being permitted. The period of office of the members of the Executive Board shall continue until the newly elected members are sworn in.”.

7-                  Change in the drafting of Paragraphs Three and Four of Clause 16, to define the party responsible for the preparation of the Multi-Year Strategic Implementation Plan and the Annual Budget; and to redefine the attributions of the Executive Board, to the following :

“Clause 16 - ...

§3                       The Company’s Multi-year Strategic Implementation Plan and the Annual Budget shall be prepared and updated annually, by the end of each business year, to be in effect in the following business year. Both shall be prepared under coordination by the Chief Officer for Finance, Investor Relations and Financial Control of Holdings and, in relation to the affiliates and subsidiaries, jointly with the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates, and at all times, in all aspects, with the participation of all the members of the Executive Board. The Multi-Year Strategic Implementation Plan and the Annual Budget shall be submitted to examination by the Executive Board and, subsequently, to approval by the Board of Directors.

§4 The following decisions shall require a vote by the Executive Board:

a)                          approval of the plan of organization of the Company and issuance of the corresponding rules and any changes to them;

b)                         examination of the Company’s Multi-year Strategic Implementation Plan, and revisions of it, including timetables, amount and allocation of the capital expenditure specified in it, and its submission to the Board of Directors for approval;

c)                          examination of the Annual Budget, which shall reflect the Multi-Year Strategic Implementation Plan then in effect, and also revisions to it, and its submission to the Board of Directors for approval;

d)                         decision on re-allocation of investments or capital expenditure specified in the Annual Budget which amount, individually or in aggregate, during a single financial year, to less than R$ 14,000,000.00 (fourteen million Reais), with consequent adaptation of the targets approved, obeying the multi-year Strategic Implementation Plan and the Annual Budget;

e)                          approval of disposal of or placement of a charge upon any of the Company’s permanent assets, and the giving of guarantees by the Company to third parties, in amounts less than R$ 14,000,000.00 (fourteen million Reais);

f)                            authorization of the Company’s capital expenditure projects, signing of agreements and other legal transactions, contracting of loans, financings and the constitution of any obligation in the name of the Company, based on the Annual Budget approved, individually or in aggregate having values less than R$ 14,000,000.00 (fourteen million Reais), including the injection of capital into subsidiaries, affiliated companies, and the consortia in which the Company participates, subject to the provisions of sub-clause ‘o’ of sub-item IV of Clause 17;

g)                         approval, upon a proposal by the CEO, jointly with the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates and the Chief Officer for Finance, Investor Relations and Financial Control of Holdings, of declarations of vote in General Meetings of Stockholders of subsidiaries, affiliated companies or consortia in which the Company participates, and the decisions must obey these Bylaws, the decisions of the Board of Directors, the Long-term Strategic Plan and the Multi-year Strategic Implementation Plan;

h)                         authorization to commence administrative tender proceedings and proceeding for exemption from or non-requirement for tenders, and the corresponding contracts, in amounts greater than or equal to R$ 2,800,000.00 (two million eight hundred thousand Reais) and less than R$ 14,000,000.00 (fourteen million Reais);

i)                             authorization to file legal actions and administrative proceedings, and to enter into Court and out-of-court settlements, for amounts less than R$ 14,000,000.00 (fourteen million Reais);

j)                             authorization of provisions in the company’s accounts in an amount less than R$ 14,000,000.00 (fourteen million Reais), upon proposal by the Chief Officer for Finance, Investor Relations and Financial Control of Holdings;

k)                          approval of the nominations of employees to hold management posts in the Company, upon proposal by the Chief Officer concerned, subject to the provisions of sub-clause “h” of sub-item I of Clause 17;

l)                             authorization of expenditure on personnel expenses and collective work agreements, subject to the competency of the General Meeting of Stockholders, the guidelines and limits approved by the Board of Directors, and the Annual Budget approved.

m)                       examination and decision on the contracting of external consultants, when requested by the office of any Chief Officer, subject to the provisions of Clause 12, subclause “j”, and Clause 16, Paragraph Four, subclause “h”.”

8-                  Changes in the drafting of the following subclauses and items of the head paragraph of Article 17, to redefine the attributions of the members of the Executive Board: changes in the drafting of subclauses “g” and “i” of item I, subclause “j” of item VI, items III and VII, and subclauses “c” and “f” of item IX; renaming of the present subclause “l” to “k”, and consequent reorganization of the subsequent subclauses of items IV and V; inclusion of a new subclause “m” in item V; inclusion of a subclause “k” in item VI; and inclusion of an item X.

“Clause 17:         Subject to the provisions of the previous clauses, the following are the functions and powers attributed to the Executive Board:

I — To the Chief Executive Officer:

g)                         to manage and direct the activities of internal audits and institutional relationships, communication and representation activities, function of the Company’s Ombudsman and the General Secretariat.

i)                             to propose the appointments to Management positions and the Audit Boards of the wholly-owned subsidiaries, and of Fundação Forluminas de Seguridade Social — Forluz, after hearing the Chief Officer for Finance, Investor Relations and Financial Control of Holdings, and of the Company’s subsidiaries and affiliated companies and of the consortia in which the Company participates, after hearing the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates,

III —    To the Chief Officer for Finance, Investor Relations and Financial Control of Holdings:

a)                          to make available the financial resources necessary for the operation and expansion of the Company, in accordance with the Annual Budget, conducting the processes of contracting of loans and financings, and related services;

b)                         to coordinate the preparation and consolidation of the Company’s Multi-Year Strategic Implementation Plan and the Annual Budget, in the case of the affiliated companies and jointly-controlled subsidiaries with the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates, and in both cases with the participation of the other Chief Officers of the Company;

c)                          to carry out the economic and financial valuation of the Company’s capital expenditure investment projects, except those that are the responsibility of the office of the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates;

d)                         to accompany the economic and financial performance of capital expenditure investment projects, according to targets and results approved by the Executive Board and the Board of Directors;

e)                          to carry out accounting of and to monitor the economic-financial operations of the Company including its subsidiaries;

f)                            to determine the cost of the service and to establish an insurance policy, as laid out in the Company’s Multi-year Strategic Implementation Plan;

g)                         to prepare the short-, medium- and long-term financial programming in detail, as specified in the Company’s Multi-year Strategic Implementation Plan and Annual Budget;

h)                         to monitor the company’s registered capital, and to propose to the Executive Board, for decision or for submission to the Board of Directors or the General Meeting of Stockholders, subject to the provisions of these Bylaws, the governance policy in relation to the market, and the dividend policy, of the Company and its subsidiaries, and to suggest the same for the affiliated companies;

i)                             to coordinate the preparation and negotiation of the tariffs for retail supply and distribution of electricity with the National Electricity Agency, Aneel;

j)                             to take responsibility for the provision of information to the investing public, to the Securities Commission (CVM) and to the Brazilian and international stock exchanges and over-the-counter markets, and the corresponding regulation and inspection entities, and to keep the Company’s registrations with these institutions updated;

k)                          to represent the Company to the CVM, the stock exchanges and other entities of the capital markets;

l)                             to promote the financial management of the Company and of its subsidiaries and affiliated companies, within the criteria of good corporate governance, making continual efforts for compliance with their business plans, subject to the provisions of these Bylaws;

m)                       to monitor the economic and financial results of the Companies holdings in the subsidiaries and affiliated companies;

n)                         to propose to the Executive Board, for approval or submission to the Board of Directors or to the General Meeting of Stockholders, depending on the competency defined in these Bylaws;

(i)                         injections of capital into the wholly-owned subsidiaries; and

(ii)                      injections of capital, exercise of the right of preference, and signing of voting agreements, jointly with the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates, in the subsidiaries, in the affiliated companies and in the consortia in which the Company operates;

o)                         participate in the negotiations that involve the constitution and alteration of the corporate documents of all the companies in which the Company has an equity interest;

p)                         coordinate, jointly with the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates, processes of disposal of stockholding interests held by the Company, subject to the provisions of the legislation and regulations from time to time in force;

q)                         monitor, evaluate and disseminate within the Executive Board the financial performance of the subsidiaries and affiliates and of the consortia in which the company participates.

IV — To the Chief Corporate Management Officer:

k)                          to effect quality control of the material acquired and of the qualification of contracted service providers;

l)                             to administer and control the stock of material, the separation and recovery of used material, and to carry out sales of excess and unusable material, and scrap;

m)                       to arrange for and implement programs to increase, develop and continually improve suppliers of materials and services of interest to the company, alone or in cooperation with other Chief Officers’ Departments or development agencies or industry associations, in the ambit of the State of Minas Gerais;

n)                         to carry out corporate management and environmental action programs within the scope of this Chief Officer’s Department;

o)                         to authorize initiation of administrative tender proceedings and proceedings for exemption or non-requirement for tenders, and the corresponding contracts, in amounts up to R$ 2,800,000.00 (two million eight hundred thousand Reais);

p)                         to propose to the Chief Executive Officer, for submission to the Executive Board, for approval, from among the employees of the Company, appointments for the positions of sitting and substitute members of the Integrated Pro-Health Administration Committee;

q)                         to propose to the Chief Executive Officer, for submission to the Executive Board for approval, from among the employees of the Company appointments of employees to the Union Negotiation Committee, and also the appointment of its coordinator;

r)                            o present to the Executive Board the assessments received from a leadership succession development program, put in place by the Company, for the purpose of assisting the Chief Officers in making its decisions on appointments of employees to management posts.

V- To the Chief Distribution and Sales Officer:

k)                          to propose policies and guidelines to ensure the physical security of the distribution facilities, and to manage the asset security of these facilities;

l)                             to seek continuous improvement of the processes of operation and maintenance, through the use of new technologies and methods, aiming to improve the quality and reduce the cost of those activities;

m)                       to monitor and evaluate the technical and operational performance of the Company’s wholly-owned subsidiaries, and disseminate this information with the Executive Board.

VI- To the Chief Trading Officer:

j)                             to manage the trading, in coordination with the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates, of the Company’s carbon credits;

k)                          to monitor and evaluate the technical and operational performance of the Company’s wholly-owned subsidiaries, and disseminate this information with the Executive Board.

VII- To the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates:

a)                          to arrange prospecting, analysis and development of new business of the Company in the areas of generation, transmission and distribution of electricity, and oil and gas, and in other activities directly or indirectly related to the Company’s objects;

b)                         to arrange for technical, economic-financial, and environmental feasibility studies of new business projects for the Company, in interaction with the Chief Officers’ Departments related to the said businesses;

c)                          to coordinate negotiations and implement the partnerships, consortia, special-purpose companies and other forms of association with public or private companies necessary for the development of new business, and also negotiation of contracts and corporate documents of the projects;

d)                         to coordinate, jointly with the Chief Officer for Finance, Investor Relations and Financial Control of Holdings, the preparation and consolidation of the Multi-Year Strategic Implementation Plan and the Annual Budget of the Company in relation to the subsidiaries and affiliated companies;

e)                          to coordinate the participation of the Company in tender proceedings for obtaining grant of concessions in all the areas of its operations;

f)                            to seek, coordinate, evaluate and structure opportunities for acquisition of new assets in all the sectors and activities directly or indirectly related to the company’s Objects;

g)                         to coordinate the Company’s participation in new business auctions held by any person or legal entity, under public or private law, including regulatory agencies;

h)                         to arrange for prospecting and analysis, within the company, of business opportunities related to the use of carbon credits;

i)                             to prepare the planning and the Capital Expenditure Program of new business in all the sectors and activities directly or indirectly related to the Objects;

j)                             to represent the company in relations with the entities for planning of expansion of the electricity sector in its areas of operation;

k)                          to accompany, within the Company, Brazil’s energy planning.

l)                             to propose to the Executive Board, for approval or submission to the Board of Directors, assumptions for new investments to be made by the Company (IRR, payback, cost of capital, and any other indicators of risk/return that may be necessary);

m)                       to propose, jointly with the Chief Officer for Finance, Investor Relations and Financial Control of Holdings, to the Executive Board, for approval or for submission to the Board of Directors or to the Board of Directors, depending on the competency defined in these Bylaws, matters relating to injections of capital, exercise of the right of preference and making of voting agreements in the subsidiaries and affiliates and in the consortia in which the company participates;

n)                         to coordinate, within the Company, negotiations that involve constitution and alteration of stockholding documents of the subsidiaries and affiliates, and of the consortia in which the Company participates;

o)                         to monitor and supervise the management and development of the subsidiaries and affiliates, within the criteria of good governance and making efforts at all times for compliance with their business plans, subject to the provisions of these Bylaws;

p)                         to coordinate, jointly with the Chief Officer for Finance, Investor Relations and Financial Control of Holdings, processes of disposal of equity interests held by the Company, subject to the provisions of the legislation and regulations from time to time in force;

q)                         to monitor, evaluate and disseminate within the Executive Board the technical-operational performance of the subsidiaries and affiliates and of the consortia in which the company participates;

r)                            to represent the Company, in the terms of §3 of Clause 11 of these Bylaws, in the support committees to the Boards of Directors of its subsidiaries and affiliates;

s)                          to coordinate matters relating to new business and the management of the equity holdings of the Company and of its subsidiaries and affiliates, and of the consortia in which the company participates, in interaction with the other Chief Officers of the Company;

IX — To the Chief Officer for the Gas Division:

c)                          to carry out research, analyses and studies of investments and new technologies related to oil and gas, and, jointly with the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates, studies and developments of business in that sector;

f)                            to propose to the Executive Board, jointly with the Chief Officer for Finance, Investor Relations and Financial Control of Holdings and the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates, the multi-year plan for capital expenditure and expenses of other special purpose companies associated with the oil and gas activities;

X — To the Chief Counsel:

a)                          to coordinate, execute and control the matters of the legal area;

b)                         to support the other areas of the Company, including, when requested, wholly-owned subsidiaries, affiliates and other subsidiaries, in relation to legal and juridical aspects;

c)                          To manage the administrative and Court proceedings in which the Company is a party and, periodically or when requested, to inform the Executive Board and the Board of Directors on the procedural and legal strategy adopted, and also the progress and situation of such proceedings.”.

9-                  Insertion, in Clause 17, of a new Paragraph Two, to make explicit the competency of the Executive Board and of the Board of Directors and the need for obedience to the provisions of the Bylaws in relation to the financial limits and prior authorization of Management, when applicable.

“Clause 17…

§2                       The competencies to enter into contracts and other legal transactions and for constitution of any obligation in the name of the Company given to the Chief Officers under this Clause do not exclude the competency of the Executive Board and of the Board of Directors, as the case may be, nor the need for obedience to the provisions in these Bylaws in relation to the financial limits and to prior obtaining of authorizations from the management bodies, when required.

10-            Consequent renumbering, in Clause 17, of the present Paragraphs Two, Three, Four and Five as Paragraphs Three, Four, Five and Six, respectively, and also alteration of the drafting of the present Paragraph Three, as set out below, due to the change in the name of the Office of the Chief New Business Development Officer:

“Clause 17…

§ 3                    As well as the exercise of the attributions herein specified and demanded by law, each Chief Officer’s Department has the competency to ensure the cooperation, assistance and support of the other Chief Officer’s Departments in the areas of their respective competencies, with the aim of success in the greater objectives and interests of the Company.

§4                       The projects developed by the Company in the area of the Office of the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates, once structured and constituted, should be taken over by the respective Chief Officer’s Departments responsible for their construction, execution, operation and sales, as defined in these Bylaws;

§5                       It is the competency of each Chief Officer, within the area of his operation, to arrange for the actions necessary for compliance with and effective implementation of the work safety policies approved by the Company.”;

§6                       The financial limit set by sub-clause “o” of Item IV of this Clause shall be adjusted, in January of each year, by the IGP-M (General Price Index — Market) inflation index, produced by the Getúlio Vargas Foundation.”;.

As can be seen, the objective of this proposal is to meet the legitimate interests of the stockholders and of the Company, for which reason it is the hope of the Board of Directors that you, the stockholders, will approve it.

Belo Horizonte, December 6, 2010,

Vice-Chairman	Djalma Bastos de Morais

Members	Arcângelo Eustáquio Torres Queiroz Antônio Adriano Silva Francelino Pereira dos Santos Maria Estela Kubitschek Lopes João Camilo Penna Guy Maria Villela Paschoal	Ricardo Coutinho de Sena Paulo Roberto Reckziegel Guedes Eduardo Borges de Andrade Otávio Marques de Azevedo Saulo Alves Pereira Junior Adriano Magalhães Chaves Paulo Sérgio Machado Ribeiro”

The Chairman then put the Proposal made by the Board of Directors to debate, and to the vote, and it was approved.

The Chairman then proposed that the changes to the Bylaws that had been approved should be implemented as from January 3, 2011. The proposal of the Chairman was submitted to debate and, subsequently, to a vote, and approved. The meeting being opened to the floor, and since no-one else wished to make any statement, the Chairman ordered the session adjourned for the time necessary for the writing of the minutes. The session being reopened, the Chairman, after putting the said minutes to debate and to the vote and verifying that they had been approved and signed, closed the meeting.

For the record I, Anamaria Pugedo Frade Barros, Secretary, wrote these minutes and signed them jointly with those present.

Signed) Anamaria Pugedo Frade Barros

Djalma Bastos de Morais and Marco Antonio Rodrigues da Cunha, for Cemig

Arlindo Porto Neto

This matches the original.

Anamaria Pugedo Frade Barros

6.               Summary of Minutes of the Extraordinary General Meeting of Stockholders, Cemig Geração e Transmissão S.A., December 22, 2010

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

LISTED COMPANY

CNPJ 06.981.176/0001-58 — NIRE 31300020550

MINUTES

OF THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

HELD ON DECEMBER 22, 2010

At 3 p.m. on December 22, 2010, the stockholder Companhia Energética de Minas Gerais, holder of 100% of the company’s stock, attended in Extraordinary General Meeting, on first convocation, at the Company’s head office, Av. Barbacena 1200, 12th Floor, B1 Wing, Belo Horizonte, Minas Gerais, Brazil, represented by the CEO, Mr. Djalma Bastos de Morais, and by the Chief Corporate Management Officer, Marco Antonio Rodrigues da Cunha, as verified in the Stockholders’ Attendance Book. Initially and in accordance with Clause 6 of the Bylaws, the representatives of the stockholder Companhia Energética de Minas Gerais proposed the name of the Deputy CEO, Marco Arlindo Porto Neto, to chair the meeting.

The above-mentioned proposal of the representatives of the stockholder Companhia Energética de Minas Gerais – Cemig was put to the vote, and approved.  The Chairman then declared the Meeting open and invited me, Anamaria Pugedo Frade Barros, General Manager of Cemig’s Corporate Executive Secretariat, to be Secretary of the meeting, asking me to read the convocation notice, published in the newspapers Minas Gerais, official publication of the Powers of the State, on December 7, 8 and 10, and in the newspapers O Tempo and Valor Econômico on December 7, 8 and 9, of this year, the content of which is as follows:

“ CEMIG GERAÇÃO E TRANSMISSÃO S.A.

LISTED COMAPNY

CNPJ 06.981.176/0001-58 — NIRE 31300020550

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

CONVOCATION

The stockholder Companhia Energética de Minas Gerais – Cemig is hereby called to an Extraordinary General Meeting of Stockholders to be held on December 22, 2010 at 3 p.m. at Av. Barbacena 1200, 12th floor, B1 Wing, in the city of Belo Horizonte, Minas Gerais, to decide on the following alterations to the Bylaws:

1-                            Insertion, into Article 7, of new Paragraphs One and Two, to deal with the filling of positions on the Boards of Directors and support committees of the Company’s subsidiaries and affiliates.

2-                            Consequent alteration of the present sole sub-paragraph of Article 7 of Paragraph Three.

3-                            Change in the drafting of the head paragraph of Article 9 and of its Paragraph One, to establish the frequency and period of convocation of meetings of the Board of Directors.

4-                            Change in the drafting of the head paragraph of Article 12, to change the name of the present subclause “l” to “k”, and consequent reorganization of the subsequent subclauses, and to include a new subclause “q” and subclauses “r” and “s” containing new attributions of the Board of Directors.

5-                            Change of the name of the Office of the Chief Officer for Finance, Investor Relations and Control of Holdings to the Office of the Chief Officer for Finance, Investor Relations and Financial Control of Holdings; and of the Office of the Chief New Business Development Officer to the Office of the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates; and creation of the Chief Counsel’s Office.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

6-                            Consequent change in the drafting of the head paragraph of Article 13, as a result of the alteration in the nomenclature of the Chief Officers as mentioned above.

7-                            Change in the drafting of Paragraphs Three and Four of Article 16, to define the party responsible for the preparation of the Multi-Year Strategic Implementation Plan and the Annual Budget; and to redefine the attributions of the Executive Board.

8-                            Changes in the drafting of the following subclauses and items of the head paragraph of Article 17, to redefine the attributions of the Chief Officers: changes in the drafting of subclauses “g” and “i” of item I, subclause “j” of item VI, items III and VII, and subclauses “c” and “f” of item IX; renaming of the present subclause “l” to “k”, and consequent reorganization of the subsequent subclauses of items IV and V; inclusion of a new subclause “m” in item V; inclusion of a subclause “k” in item VI; and inclusion of an item X.

9-                            Insertion, in Article 17, of a new Paragraph Two, to make explicit the competency of the Executive Board and of the Board of Directors and the need for obedience to the provisions of the Bylaws in relation to the financial limits and prior authorization of Management, when applicable.

10-                      Consequent renumbering, in Article 17, of the present Paragraphs Two, Three, Four and Five as Paragraphs Three, Four, Five and Six, respectively, and also alteration of the drafting of the present Paragraph Three due to the change in the name of the Office of the Chief New Business Development Officer.

Belo Horizonte, December 6, 2010,

Djalma Bastos de Morais - Vice-Chairman of the Board of Directors

Continuing with the business of the meeting the Chairman stated that the Extraordinary General Meeting of Stockholders of Companhia Energética de Minas Gerais – Cemig held today, December 22, 2010 at 11 a.m., had changed the Bylaws of that Company.  The Chairman thus requested the Secretary to read the Proposal of the Board of Directors, which deals with the agenda of this meeting, the content of which document is as follows:

“ PROPOSAL BY THE BOARD OF DIRECTORS TO THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS TO BE HELD ON DECEMBER 22, 2010.

To the Stockholder Companhia Energética de Minas Gerais – Cemig:

The Board of Directors of Cemig Geração e Transmissão S.A.:

Whereas:

a)                            Cemig, in accordance with its strategic guidelines and its Long-term Strategic Plan, seeks to expand its market of operation beyond the State of Minas Gerais, and began investing in companies outside Brazil in 2005, through construction and operation of the Charrúa-Nueva Temuco Transmission Line, in Chile, with the constitution of Transchile Charrúa Transmisión S.A.;

b)                           in 2006, Cemig took its first stockholding interest in Light S.A., where, with its position consolidated in 2009, it is part of the controlling stockholding block, confirming its function as a holding company;

c)                            in 2009, Cemig established its new Vision for the Future, namely:

“To be, in 2020, one of the two largest electricity groups in Brazil by market capitalization, with a significant presence in the Americas, and world leader in sustainability in the sector”;

d)                           in 2009, Cemig Geração e Transmissão S.A. (“Cemig GT”), a wholly-owned subsidiary of Cemig, acquired shares in Terna Participações S.A., which has stockholding interests in five other electricity transmission concession holders;

e)                            in 2009, it was proposed to redesign Cemig’s organizational structure to be consistent with certain of the initiatives and principles of the Cemig Aware Efficient Management and Operational Efficiency Program, with the intention that the new model should lead to greater specialization of the corporate functions and of support in line with best practices and enable greater speed in taking of decisions;

f)                              in 2009, to promote and develop synergies in the gas and oil business, Cemig created its Gas Division, the activities of which were previously managed by the Chief New Business Development Officer;

g)                           also in 2009, a new Cemig Governance and Corporate Management Model was developed, among other objectives, to foster strategic alignment between companies of the Cemig Group, to structure alternatives to enable strengthening of the business vision in the management of equity interests, and to optimize the process of orientation of vote and management of stockholding interests;

h)                           the challenges of growth result in a more complex operational model, requiring new forms of management to ensure efficiency and efficacy, providing at the same time unification of practice, compartmentalization of synergy and speed in business decisions;

i)                               redefinition of the attributions of the areas responsible for financial management, management of holdings and operational management will make possible the following:

•                               strengthening of the structure of the Company’s control area, ensuring focus on demanding meeting of targets and results in the wholly-owned subsidiaries and holdings, and consolidating the results of the Cemig Group;

•                               increases in results from future acquisitions of assets, since the party responsible for finding and acquisition will also be the party responsible for management and delivery of the forecast results;

•                               identification and capture of synergies from the various assets, improving the Cemig Group’s growth potential;

j)                               there is a need for the company to restructure its legal department so as to enable it to participate more robustly in, and make a more robust contribution to, the Cemig Group, and intercommunicate more effectively with the public administration and regulatory bodies;

k)                            There is an opportunity for grammatical improvement of the text;

Clause 18, §3, of Cemig’s Bylaws states;

“Clause 18 — …

§ 3                    The Executive Officers shall exercise their positions as full-time occupations in the regime of exclusive dedication to the service of the company. They may at the same time hold and exercise non-remunerated positions in the management of the company’s wholly-owned subsidiaries, other subsidiaries or affiliated companies, at the option of the Board of Directors. They shall, however, obligatorily exercise the corresponding positions in the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.”

m)                         Paragraph One of Clause 13 of the Bylaws of Cemig D and of Cemig GT states:

“Clause 13 —...

§ 1                    The members of the Executive Board shall, obligatorily, be the respective members of the Executive Board of the sole stockholder, Cemig, and the post of Executive Officer without specific designation shall be occupied, also obligatorily, by the Chief Energy Generation and Transmission Officer of the sole stockholder, Cemig.”

— now proposes to you the following changes to the Bylaws:

1-                  Insertion, into Article 7, of new Paragraphs One and Two, to deal with the filling of positions on the Boards of Directors and support committees of the Company’s subsidiaries and affiliates, with the following drafting:

“Clause 7 — …

§1                       Appointments to positions on the Boards of Directors of the Company’s subsidiary or affiliated companies, the filling of which is the competency of the Company, shall be made as determined by the Board of Directors.

§2                       Positions on the support committees to the Boards of Directors of the subsidiaries and affiliated companies, the filling of which is the competency of the Company, shall be filled by Members of the Boards of the respective subsidiaries or affiliated companies. The Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates shall always be appointed as one of the members of such committees, who shall always act in shared activity with the Chief Officer for Finance, Investor Relations and Financial Control of Holdings or any other Chief Officer.”

2-                  Consequent alteration of the present Paragraph One of Article 7 of Paragraph Three, to the following:

“Clause 7 — …

§3                       Members of the company’s Executive Board or Board of Directors who are also members of the management bodies of the sole stockholder, Cemig, may not receive remuneration.

3-                  Change in the drafting of the head paragraph of Clause 9º and of its Paragraph One to the following, to establish the frequency and period of convocation of meetings of the Board of Directors::

“Clause 9 - The Board of Directors shall meet ordinarily once a month, to analyze the results of the Company and its subsidiaries and affiliated companies, and to decide on other matters included on the agenda in accordance with its internal regulations. It shall also meet extraordinarily, on convocation by its Chairman, or its Vice-Chairman, or one-third of its members, or when requested by the Executive Board.

§1                       The meetings of the Board of Directors shall be called by its Chairman or its Vice-Chairman, by written advice sent with 5 (five) days’ notice, containing the agenda to be discussed. Meetings of the Board of Directors called on the basis of urgency may be called by its Chairman without being subject to the above-mentioned period provided the other members of the Board are unequivocally aware of the convocation.”

4-                  Change in the drafting of the head paragraph of Clause 12, to change the name of the present subclause “l” to “k”, with consequent reorganization of the subsequent subclauses, and include a new subclause “q” and subclauses “r” and “s” containing new attributions of the Board of Directors, the new drafting to be:

Clause 12: The Board of Directors shall have the following attributions:

k)                          to authorize, upon a proposal put forward by the Executive Board, filing of legal actions, or administrative proceedings, or entering into court or out-of-court settlements, for amounts of R$ 14,000,000.00 (fourteen million Reais) or more;

l)                             to authorize the issue of securities, in the domestic or external markets, for the raising of funds, in the form of debentures, promissory notes, medium-term notes and other instruments.

m)                       to approve the Company’s Long-Term Strategic Plan, the Multi-year Strategic Implementation Plan, and the Annual Budget, and alterations and revisions to them.

n)                         annually, to set the directives and establish the limits, including financial limits, for spending on personnel, including concession of benefits and collective work agreements, subject to the competency of the General Meeting of Stockholders and the Annual Budget approved;

o)                         to authorize the exercise of the right of preference and stockholders’ agreements, or of the right to vote in subsidiaries, affiliated companies and the consortia in which the Company participates;

p)                         to approve the declarations of vote in the General Meetings of Stockholders and the orientations for voting in the meetings of the boards of directors of the subsidiaries, affiliated companies and the consortia in which the Company participates, when participation in the capital of other companies or consortia is involved, and the decisions must, in any event and not only in matters relating to participation in the capital of other companies or consortia, obey the provisions of these Bylaws, the Long-term Strategic Plan and the Multi-year Strategic Implementation Plan;

q)                         to approve the constitution of, and participation in the equity capital of, any company, undertaking or consortium;

r)                            to approve the institution of committees, in accordance with its Internal Regulations, and each respective committee shall, prior to the decision by the Board of Directors, give its opinion, which shall not be binding: (i) on the matters over which competence is attributed to it by the Internal Regulations; and (ii) in relation to any matter whenever requested by at least 2/3 (two thirds) of the members of the Board of Directors.  If the quotient of two thirds of the members of the Board of Directors is not a whole number, for the purposes of interpretation of this paragraph the whole number immediately below that number shall be used; and,

s)                          to authorize provisions in the Company’s accounts, in amounts of R$ 14,000,000.00 (fourteen million Reais) or more, upon proposal by the Executive Board.”.

5-                  Change of the name of the Office of the Chief Officer for Finance, Investor Relations and Control of Holdings to the Office of the Chief Officer for Finance, Investor Relations and Financial Control of Holdings; and of the Office of the Chief New Business Development Officer to the Office of the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates; and creation of the Chief Counsel’s Office.

6-                  Consequent redrafting of the head paragraph of Clause 13 of the Bylaws as a result of the changes in the nomenclature of the members of the Executive Board, as mentioned above, to the following:

“Clause 13 - The Executive Board shall be made up of 10 (ten) Executive Officers, who may be stockholders, resident in Brazil,  comprising:  the Chief Executive Officer; the Deputy Chief Executive Officer; a Chief Officer for Finance, Investor Relations and Financial Control of Holdings; a Chief Corporate Management Officer; a Chief Generation and Transmission Officer; a Chief Trading Officer; a Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates; an Executive Officer without specific designation; a Chief Officer for the Gas Division; and the Chief Counsel; with period of office of 3 (three) years, reelection being permitted. The period of office of the members of the Executive Board shall continue until the newly elected members are sworn in.”.

7-                  Change in the drafting of Paragraphs Three and Four of Clause 16, to define the party responsible for the preparation of the Multi-Year Strategic Implementation Plan and the Annual Budget; and to redefine the attributions of the Executive Board, to the following :

“Clause 16 — ...

§3                       The Company’s Multi-year Strategic Implementation Plan and the Annual Budget shall be prepared and updated annually, by the end of each business year, to be in effect in the following business year. Both shall be prepared under coordination by the Chief Officer for Finance, Investor Relations and Financial Control of Holdings and, in relation to the affiliates and subsidiaries, jointly with the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates, and at all times, in all aspects, with the participation of all the members of the Executive Board. The Multi-Year Strategic Implementation Plan and the Annual Budget shall be submitted to examination by the Executive Board and, subsequently, to approval by the Board of Directors.

§4                       The following decisions shall require a vote by the Executive Board:

a)                          approval of the plan of organization of the Company and issuance of the corresponding rules and any changes to them;

b)                         examination of the Company’s Multi-year Strategic Implementation Plan, and revisions of it, including timetables, amount and allocation of the capital expenditure specified in it, and its submission to the Board of Directors for approval;

c)                          examination of the Annual Budget, which shall reflect the Multi-Year Strategic Implementation Plan then in effect, and also revisions to it, and its submission to the Board of Directors for approval;

d)                         decision on re-allocation of investments or capital expenditure specified in the Annual Budget which amount, individually or in aggregate, during a single financial year, to less than R$ 14,000,000.00 (fourteen million Reais), with consequent adaptation of the targets approved, obeying the multi-year Strategic Implementation Plan and the Annual Budget;

e)                          approval of disposal of or placement of a charge upon any of the Company’s permanent assets, and the giving of guarantees by the Company to third parties, in amounts less than R$ 14,000,000.00 (fourteen million Reais);

f)                            authorization of the Company’s capital expenditure projects, signing of agreements and other legal transactions, contracting of loans, financings and the constitution of any obligation in the name of the Company, based on the Annual Budget approved, individually or in aggregate having values less than R$ 14,000,000.00 (fourteen million Reais), including the injection of capital into subsidiaries, affiliated companies, and the consortia in which the Company participates, subject to the provisions of sub-clause ‘o’ of sub-item IV of Clause 17;

g)                         approval, upon a proposal by the CEO, jointly with the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates and the Chief Officer for Finance, Investor Relations and Financial Control of Holdings, of declarations of vote in General Meetings of Stockholders of subsidiaries, affiliated companies or consortia in which the Company participates, and the decisions must obey these Bylaws, the decisions of the Board of Directors, the Long-term Strategic Plan and the Multi-year Strategic Implementation Plan;

h)                         authorization to commence administrative tender proceedings and proceeding for exemption from or non-requirement for tenders, and the corresponding contracts, in amounts greater than or equal to R$ 2,800,000.00 (two million eight hundred thousand Reais) and less than R$ 14,000,000.00 (fourteen million Reais);

i)                             authorization to file legal actions and administrative proceedings, and to enter into Court and out-of-court settlements, for amounts less than R$ 14,000,000.00 (fourteen million Reais);

j)                             authorization of provisions in the company’s accounts in an amount less than R$ 14,000,000.00 (fourteen million Reais), upon proposal by the Chief Officer for Finance, Investor Relations and Financial Control of Holdings;

k)                          approval of the nominations of employees to hold management posts in the Company, upon proposal by the Chief Officer concerned, subject to the provisions of sub-clause “h” of sub-item I of Clause 17;

l)                             authorization of expenditure on personnel expenses and collective work agreements, subject to the competency of the General Meeting of Stockholders, the guidelines and limits approved by the Board of Directors, and the Annual Budget approved.

m)                       examination and decision on the contracting of external consultants, when requested by the office of any Chief Officer, subject to the provisions of Clause 12, subclause “j”, and Clause 16, Paragraph Four, subclause “h”.”

8-                  Changes in the drafting of the following subclauses and items of the head paragraph of Article 17, to redefine the attributions of the members of the Executive Board: changes in the drafting of subclauses “g” and “i” of item I, subclause “j” of item VI, items III and VII, and subclauses “c” and “f” of item IX; renaming of the present subclause “l” to “k”, and consequent reorganization of the subsequent subclauses of items IV and V; inclusion of a new subclause “m” in item V; inclusion of a subclause “k” in item VI; and inclusion of an item X.

“Clause 17: Subject to the provisions of the previous clauses, the following are the functions and powers attributed to the Executive Board:

I — To the Chief Executive Officer:

g)                         to manage and direct the activities of internal audits and institutional relationships, communication and representation activities, function of the Company’s Ombudsman and the General Secretariat.

i)                             to propose the appointments to Management positions and the Audit Boards of the wholly-owned subsidiaries, and of Fundação Forluminas de Seguridade Social — Forluz, after hearing the Chief Officer for Finance, Investor Relations and Financial Control of Holdings, and of the Company’s subsidiaries and affiliated companies and of the consortia in which the Company participates, after hearing the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates,

III —    To the Chief Officer for Finance, Investor Relations and Financial Control of Holdings:

a)                          to make available the financial resources necessary for the operation and expansion of the Company, in accordance with the Annual Budget, conducting the processes of contracting of loans and financings, and related services;

b)                         to coordinate the preparation and consolidation of the Company’s Multi-Year Strategic Implementation Plan and the Annual Budget, in the case of the affiliated companies and jointly-controlled subsidiaries with the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates, and in both cases with the participation of the other Chief Officers of the Company;

c)                          to carry out the economic and financial valuation of the Company’s capital expenditure investment projects, except those that are the responsibility of the office of the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates;

d)                         to accompany the economic and financial performance of capital expenditure investment projects, according to targets and results approved by the Executive Board and the Board of Directors;

e)                          to carry out accounting of and to monitor the economic-financial operations of the Company including its subsidiaries;

f)                            to determine the cost of the service and to establish an insurance policy, as laid out in the Company’s Multi-year Strategic Implementation Plan;

g)                         to prepare the short-, medium- and long-term financial programming in detail, as specified in the Company’s Multi-year Strategic Implementation Plan and Annual Budget;

h)                         to monitor the company’s registered capital, and to propose to the Executive Board, for decision or for submission to the Board of Directors or the General Meeting of Stockholders, subject to the provisions of these Bylaws, the governance policy in relation to the market, and the dividend policy, of the Company and its subsidiaries, and to suggest the same for the affiliated companies;

i)                             to coordinate the preparation and negotiation of transmission revenues with the National Electricity Agency, Aneel;

j)                             to take responsibility for the provision of information to the investing public, to the Securities Commission (CVM) and to the Brazilian and international stock exchanges and over-the-counter markets, and the corresponding regulation and inspection entities, and to keep the Company’s registrations with these institutions updated;

k)                          to represent the Company to the CVM, the stock exchanges and other entities of the capital markets;

l)                             to promote the financial management of the Company and of its subsidiaries and affiliated companies, within the criteria of good corporate governance, making continual efforts for compliance with their business plans, subject to the provisions of these Bylaws;

m)                       to monitor the economic and financial results of the Companies holdings in the subsidiaries and affiliated companies;

n)                         to propose to the Executive Board, for approval or submission to the Board of Directors or to the General Meeting of Stockholders, depending on the competency defined in these Bylaws;

(i)                         injections of capital into the wholly-owned subsidiaries; and

(ii)                      injections of capital, exercise of the right of preference, and signing of voting agreements, jointly with the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates, in the subsidiaries, in the affiliated companies and in the consortia in which the Company operates;

o)                         participate in the negotiations that involve the constitution and alteration of the corporate documents of all the companies in which the Company has an equity interest;

p)                         coordinate, jointly with the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates, processes of disposal of stockholding interests held by the Company, subject to the provisions of the legislation and regulations from time to time in force;

q)                         monitor, evaluate and disseminate within the Executive Board the financial performance of the subsidiaries and affiliates and of the consortia in which the company participates.

IV — To the Chief Corporate Management Officer:

k)                          to effect quality control of the material acquired and of the qualification of contracted service providers;

l)                             to administer and control the stock of material, the separation and recovery of used material, and to carry out sales of excess and unusable material, and scrap;

m)                       to arrange for and implement programs to increase, develop and continually improve suppliers of materials and services of interest to the company, alone or in cooperation with other Chief Officers’ Departments or development agencies or industry associations, in the ambit of the State of Minas Gerais;

n)                         to carry out corporate management and environmental action programs within the scope of this Chief Officer’s Department;

o)                         to authorize initiation of administrative tender proceedings and proceedings for exemption or non-requirement for tenders, and the corresponding contracts, in amounts up to R$ 2,800,000.00 (two million eight hundred thousand Reais);

p)                         to propose to the Chief Executive Officer, for submission to the Executive Board, for approval, from among the employees of the Company, appointments for the positions of sitting and substitute members of the Integrated Pro-Health Administration Committee;

q)                         to propose to the Chief Executive Officer, for submission to the Executive Board for approval, from among the employees of the Company appointments of employees to the Union Negotiation Committee, and also the appointment of its coordinator;

r)                            o present to the Executive Board the assessments received from a leadership succession development program, put in place by the Company, for the purpose of assisting the Chief Officers in making its decisions on appointments of employees to management posts.

V — To the Chief Generation and Transmission Officer:

k)                          to propose and implement the policies and directives to ensure the physical security of the generation and transmission facilities, and manage the industrial security of these facilities;

l)                             to manage and promote the company’s work safety policy in the ambit of its activities;

m)                       to manage and put in place the undertakings for expansion of generation, transmission and co-generation, arranging for planning, construction and assembly, and ensuring the proper physical and financial performance of those undertakings;

n)                         to supply technical support to the negotiations for making possible the projects for expansion of generation, transmission and co-generation, and to take part in the negotiation of documents of the consortia of entrepreneurs and special-purpose companies.

o)                         to monitor and evaluate the technical and operational performance of the Company’s wholly-owned subsidiaries, and disseminate this information within the Executive Board.

VI- To the Chief Trading Officer:

j)                             to manage the trading, in coordination with the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates, of the Company’s carbon credits;

k)                          to monitor and evaluate the technical and operational performance of the Company’s wholly-owned subsidiaries, and disseminate this information with the Executive Board.

VII- To the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates:

a)                          to arrange prospecting, analysis and development of new business of the Company in the areas of generation, transmission and distribution of electricity, and oil and gas, and in other activities directly or indirectly related to the Company’s objects;

b)                         to arrange for technical, economic-financial, and environmental feasibility studies of new business projects for the Company, in interaction with the Chief Officers’ Departments related to the said businesses;

c)                          to coordinate negotiations and implement the partnerships, consortia, special-purpose companies and other forms of association with public or private companies necessary for the development of new business, and also negotiation of contracts and corporate documents of the projects;

d)                         to coordinate, jointly with the Chief Officer for Finance, Investor Relations and Financial Control of Holdings, the preparation and consolidation of the Multi-Year Strategic Implementation Plan and the Annual Budget of the Company in relation to the subsidiaries and affiliated companies;

e)                          to coordinate the participation of the Company in tender proceedings for obtaining grant of concessions in all the areas of its operations;

f)                            to seek, coordinate, evaluate and structure opportunities for acquisition of new assets in all the sectors and activities directly or indirectly related to the company’s Objects;

g)                         to coordinate the Company’s participation in new business auctions held by any person or legal entity, under public or private law, including regulatory agencies;

h)                         to arrange for prospecting and analysis, within the company, of business opportunities related to the use of carbon credits;

i)                             to prepare the planning and the Capital Expenditure Program of new business in all the sectors and activities directly or indirectly related to the Objects;

j)                             to represent the company in relations with the entities for planning of expansion of the electricity sector in its areas of operation;

k)                          to accompany, within the Company, Brazil’s energy planning.

l)                             to propose to the Executive Board, for approval or submission to the Board of Directors, assumptions for new investments to be made by the Company (IRR, payback, cost of capital, and any other indicators of risk/return that may be necessary);

m)                       to propose, jointly with the Chief Officer for Finance, Investor Relations and Financial Control of Holdings, to the Executive Board, for approval or for submission to the Board of Directors or to the Board of Directors, depending on the competency defined in these Bylaws, matters relating to injections of capital, exercise of the right of preference and making of voting agreements in the subsidiaries and affiliates and in the consortia in which the company participates;

n)                         to coordinate, within the Company, negotiations that involve constitution and alteration of stockholding documents of the subsidiaries and affiliates, and of the consortia in which the Company participates;

o)                         to monitor and supervise the management and development of the subsidiaries and affiliates, within the criteria of good governance and making efforts at all times for compliance with their business plans, subject to the provisions of these Bylaws;

p)                         to coordinate, jointly with the Chief Officer for Finance, Investor Relations and Financial Control of Holdings, processes of disposal of equity interests held by the Company, subject to the provisions of the legislation and regulations from time to time in force;

q)                         to monitor, evaluate and disseminate within the Executive Board the technical-operational performance of the subsidiaries and affiliates and of the consortia in which the company participates;

r)                            to represent the Company, in the terms of §3 of Clause 11 of these Bylaws, in the support committees to the Boards of Directors of its subsidiaries and affiliates;

s)                          to coordinate matters relating to new business and the management of the equity holdings of the Company and of its subsidiaries and affiliates, and of the consortia in which the company participates, in interaction with the other Chief Officers of the Company;

IX — To the Chief Officer for the Gas Division:

a)                          to carry out research, analyses and studies of investments and new technologies related to oil and gas, and, jointly with the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates, studies and developments of business in that sector;

b)                         to propose to the Executive Board, jointly with the Chief Officer for Finance, Investor Relations and Financial Control of Holdings and the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates, the multi-year plan for capital expenditure and expenses of other special purpose companies associated with the oil and gas activities;

X — To the Chief Counsel:

a)                          to coordinate, execute and control the matters of the legal area;

b)                         to support the other areas of the Company, including, when requested, wholly-owned subsidiaries, affiliates and other subsidiaries, in relation to legal and juridical aspects;

c)                          To manage the administrative and Court proceedings in which the Company is a party and, periodically or when requested, to inform the Executive Board and the Board of Directors on the procedural and legal strategy adopted, and also the progress and situation of such proceedings.”.

9-                  Insertion, in Clause 17, of a new Paragraph Two, to make explicit the competency of the Executive Board and of the Board of Directors and the need for obedience to the provisions of the Bylaws in relation to the financial limits and prior authorization of Management, when applicable.

“Clause 17…

§2                       The competencies to enter into contracts and other legal transactions and for constitution of any obligation in the name of the Company given to the Chief Officers under this Clause do not exclude the competency of the Executive Board and of the Board of Directors, as the case may be, nor the need for obedience to the provisions in these Bylaws in relation to the financial limits and to prior obtaining of authorizations from the management bodies, when required.

10-            Consequent renumbering, in Clause 17, of the present Paragraphs Two, Three, Four and Five as Paragraphs Three, Four, Five and Six, respectively, and also alteration of the drafting of the present Paragraph Three, as set out below, due to the change in the name of the Office of the Chief New Business Development Officer:

“Clause 17…

§ 3                    As well as the exercise of the attributions herein specified and demanded by law, each Chief Officer’s Department has the competency to ensure the cooperation, assistance and support of the other Chief Officer’s Departments in the areas of their respective competencies, with the aim of success in the greater objectives and interests of the Company.

§4                       The projects developed by the Company in the area of the Office of the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates, once structured and constituted, should be taken over by the respective Chief Officer’s Departments responsible for their construction, execution, operation and sales, as defined in these Bylaws;

§5                       It is the competency of each Chief Officer, within the area of his operation, to arrange for the actions necessary for compliance with and effective implementation of the work safety policies approved by the Company.”;

§6                       The financial limit set by sub-clause “o” of Item IV of this Clause shall be adjusted, in January of each year, by the IGP-M (General Price Index — Market) inflation index, produced by the Getúlio Vargas Foundation.”;.

As can be seen, the objective of this proposal is to meet the legitimate interests of the stockholders and of the Company, for which reason it is the hope of the Board of Directors that you, the stockholders, will approve it.

Belo Horizonte, December 6, 2010,

Vice-Chairman	Djalma Bastos de Morais

Members	Arcângelo Eustáquio Torres Queiroz Antônio Adriano Silva Francelino Pereira dos Santos Maria Estela Kubitschek Lopes João Camilo Penna Guy Maria Villela Paschoal	Ricardo Coutinho de Sena Paulo Roberto Reckziegel Guedes Eduardo Borges de Andrade Otávio Marques de Azevedo Saulo Alves Pereira Junior Adriano Magalhães Chaves Paulo Sérgio Machado Ribeiro”

The Chairman then proposed that the changes in the Bylaws that had been approved should be implemented as from January 3, 2011. The proposal of the Chairman was submitted to debate and, subsequently, to a vote, and approved. The meeting being opened to the floor, and since no-one else wished to make any statement, the Chairman ordered the session adjourned for the time necessary for the writing of the minutes. The session being reopened, the Chairman, after putting the said minutes to debate and to the vote and verifying that they had been approved and signed, closed the meeting. For the record, I, Anamaria Pugedo Frade Barros, Secretary, wrote these minutes and sign them together with all those present.

Signed)      Anamaria Pugedo Frade Barros

Djalma Bastos de Morais and Marco Antonio Rodrigues da Cunha, for Cemig

Arlindo Porto Neto

This matches the original.

Anamaria Pugedo Frade Barros

7.               Market Announcement — Third Issue of Promissory Notes, Companhia Energética de Minas Gerais – CEMIG, December 23, 2010

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 31300040127

MARKET ANNOUNCEMENT

THIRD ISSUE OF PROMISSORY NOTES

CEMIG (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby publicly informs the Brazilian Securities Commission (CVM), the São Paulo Stock, Commodities and Futures Exchange (BM&FBovespa S.A.) and the market in general, in accordance with CVM Instruction 358 of January 3, 2002, as amended, as follows:

Today, December 23, 2010, Cemig made its third issue of commercial promissory notes for public distribution, with placement on a restricted efforts basis, under the firm guarantee of subscription regime, in accordance with CVM Instruction 476, of January 16, 2009, as amended, in the total amount of R$ 350,000,000.00 (three hundred fifty million Reais) (“the Restricted Offering”).

Thirty-five (35) commercial promissory notes were issued, each with nominal unit value of R$ 10,000,000.00 (ten million Reais), maturing on December 18, 2011 (“the Promissory Notes”). The nominal unit value of the Promissory Notes will not undergo monetary updating. The Promissory Notes will be remunerated by interest corresponding to 105.5% of the DI Over Rate, calculated and published by Cetip S.A. — the Organized Over-the-Counter Assets and Derivatives Market, in the Daily Bulletin published on its web site (http://www.cetip.com.br).

Issuance of the Promissory Notes was approved at the meeting of the Board of Directors held on December 13, 2010. The funds raised by the Restricted Offering will be used for replenishment of Cemig’s cash position following the investments made in 2010.

The Lead Manager of the Restricted Offering was BB — Banco de Investimento S.A.

Belo Horizonte, December 23, 2010

Luiz Fernando Rolla

Chief Officer for Finance, Investor Relations and Financial Control of Holdings

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

8.               Summary of Principal Decisions of the 502st Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, January 3, 2011

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 31300040127

MEETING OF THE BOARD OF DIRECTORS

SUMMARY OF PRINCIPAL DECISIONS

The Board of Directors of CEMIG (Companhia Energética de Minas Gerais), at its 502nd meeting, held on January 3, 2011, decided the following:

1-              Election of Mr. Fuad Jorge Noman Filho, Chief Officer for the Gas Division; Election of Mr. Luiz Fernando Rolla, Chief Officer for Finance, Investor Relations and Financial Control of Holdings; Election of Mr. Fernando Henrique Schuffner Neto, Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates; Election of Mrs. Maria Celeste Morais Guimarães, Chief Counsel.

2-              Referral of proposed changes in Bylaws.

3-              Orientation of votes by the representative of Cemig in Extraordinary General Meetings of Stockholders of Cemig D and Cemig GT.

4-              Calling of an Extraordinary General Meeting of Stockholders.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

9.               Summary of Principal Decisions of the 129th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., January 3, 2011

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

LISTED COMPANY

 CNPJ 06.981.176/0001-58 - NIRE 31300020550

SUMMARY OF PRINCIPAL DECISIONS

At its 129th meeting, held on January 3, 2011, the Board of Directors of Cemig Geração e Transmissão S.A. decided the following:

1.               Election of Mr. Fuad Jorge Noman Filho, Chief Officer for the Gas Division; Election of Mr. Luiz Fernando Rolla, Chief Officer for Finance, Investor Relations and Financial Control of Holdings; Election of Mr. Fernando Henrique Schuffner Neto, Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates; Election of Mrs. Maria Celeste Morais Guimarães, Chief Counsel.

2.               Referral of proposed changes in Bylaws.

3.               Calling of an Extraordinary General Meeting of Stockholders.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

10.         Summary of Principal Decisions of the 121th Meeting of the Board of Directors, Cemig Distribuição S.A., January 3, 2011

CEMIG DISTRIBUIÇÃO S.A.

LISTED COMPANY

CNPJ 06.981.180/0001-16 — NIRE 31300020568

SUMMARY OF PRINCIPAL DECISIONS

At its 121st meeting, held on January 3, 2011, the Board of Directors of Cemig Distribuição S.A. decided the following:

1.               Election of Mr. Fuad Jorge Noman Filho, Chief Officer for the Gas Division; Election of Mr. Luiz Fernando Rolla, Chief Officer for Finance, Investor Relations and Financial Control of Holdings; Election of Mr. Fernando Henrique Schuffner Neto, Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates; Election of Mrs. Maria Celeste Morais Guimarães, Chief Counsel.

2.               Referral of proposed changes in Bylaws.

3.               Calling of an Extraordinary General Meeting of Stockholders.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

11.   Summary of Minutes of the 493rd Meeting of Board of Directors, Companhia Energética de Minas Gerais – CEMIG, August 25, 2010

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 — NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 493RD MEETING

Date, time and place:	August 25, 2010 at 9.30 a.m. at the company’s head office,
Av. Barbacena 1200, 21st Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chairman:	Sergio Alair Barroso;
	Secretary:	Anamaria Pugedo Frade Barros

Summary of proceedings:

I           The Chairman asked the Board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated there was no such conflict of interest.

II          The Board approved:

a)      Change in the composition of the Board of Directors Support Committee, the Corporate Governance and Sustainability Committee, the Human Resources Committee, and the Finance, Audit and Risks Committee.

b)      The minutes of this meeting.

III         The Board authorized withdrawal from the appeals filed in Action for Stay of Execution No. 0024.04.439278-5 — namely: Regulatory Appeal Nº 1.196.055 and Interlocutory Appeal in Extraordinary Appeal Nº 1.0024.04.439275/006, and the Interlocutory Appeal in the Special and Extraordinary Appeals filed in Action for Declaration Nº 0024.03.009018-7 — exclusively to enable Cemig to have the benefits granted by the Special Installment Payments Plan (PPE-II) for ICMS tax; and, also, filing of an action against Brasil Verde Siderurgia S.A., for receipt of the amounts paid to the State as tax.

IV        The Board ratified the Appointment of Mr. Marco Antonio Rodrigues da Cunha for simultaneous non-remunerated exercise of functions as a sitting member of the Board of Axxiom Soluções Tecnológicas S.A., to complete the current period of office, that is to say until August 2011.

V         The following spoke on general matters and business of interest to the Company:

The Chairman,
The Vice-Chairman,
Board member:	Eduardo Borges de Andrade.
Chief Officer:	Luiz Fernando Rolla.
General Manager:	Leonardo George de Magalhães.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The following were present:

Board members:

Sergio Alair Barroso,
Djalma Bastos de Morais,
Arcângelo Eustáquio Torres Queiroz,
Eduardo Borges de Andrade,
Francelino Pereira dos Santos,
Guy Maria Villela Paschoal,
João Camilo Penna,
Maria Estela Kubitschek Lopes,
Paulo Roberto Reckziegel Guedes,
Saulo Alves Pereira Junior,

Adriano Magalhães Chaves,
Marco Antonio Rodrigues da Cunha,
Paulo Márcio de Oliveira Monteiro,
Renato Torres de Faria,
Cezar Manoel de Medeiros,
Fernando Henrique Schüffner Neto,
Lauro Sérgio Vasconcelos David,
Paulo Sérgio Machado Ribeiro,
Ricardo Antônio Mello Castanheira,
Tarcísio Augusto Carneiro;

Audit Board:	Aristóteles Luiz Menezes Vasconcellos Drummond;
Chief Officer:	Luiz Fernando Rolla;
General Manager:	Leonardo George de Magalhães;
Coordinator of the Brazilian Corporate Governance Institute:		Robson Laranjo;
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

12.   Summary of Minutes of the 121st Meeting of Board of Directors, Cemig Geração e Transmissão S.A., August 25, 2010

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

LISTED COMPANY

CNPJ 06.981.176/0001-58 — NIRE 31300020550

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 121ST MEETING

Date, time and place:	August 25, 2010, at 11.30 a.m., at the company’s head office,
Av. Barbacena 1200, 12th Floor, B1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman:	Sergio Alair Barroso;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I           The Chairman asked the Board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated there was no such conflict of interest.

II          The Board approved:

a)         Change in the composition of the Board of Directors Support Committee, the Corporate Governance and Sustainability Committee, the Human Resources Committee, and the Finance, Audit and Risks Committee.

b)         Review of the project for implementation of Empresa Brasileira de Transmissão de Energia S.A. (EBTE), to change the budget of the project.

c)         The minutes of this meeting.

III         The Board authorized increase in the registered capital of EBTE from R$ 210,687,000 to as much as R$ 219,760,000; subscription and paying-up of the shares for that capital increase; and vote, by the representative of Cemig GT in the Extraordinary General Meetings of Stockholders and/or in the meetings of the Board of Directors of EBTE and of Empresa Amazonense de Transmissão de Energia, in favor of the increase in the registered capital of EBTE and the subscription and paying-up of the shares for that capital increase — this injection of capital to be submitted to the next Annual General Meeting of Stockholders of Cemig GT.

IV        The Board ratified signature of the Contract to Share Facilities, with Companhia de Transmissão Centroeste de Minas (Centroeste), with the National System Operator (ONS) as consenting party, to establish the technical-operational procedures and responsibilities that will regulate the sharing of facilities of the Pimenta substation, at 345 kV, with validity from March 18, 2010 up to the extinction of the concession of one of the Parties, the ending of that of Cemig GT being scheduled for July 8, 2015.

Av. Barbacena 1200   Santo Agostinho  30190-131 Belo Horizonte, MG   Brazil Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

V         The following spoke on general matters and business of interest to the Company:

The Chairman,
Board members:	Paulo Roberto Reckziegel Guedes,	Eduardo Borges de Andrade;
Chief Officers:	Luiz Fernando Rolla,	Bernardo Afonso Salomão de Alvarenga;
Superintendent:	Leonardo George de Magalhães.

The following were present:

Board members:

Sergio Alair Barroso,
Djalma Bastos de Morais,
Arcângelo Eustáquio Torres Queiroz,
Eduardo Borges de Andrade,
Francelino Pereira dos Santos,
Guy Maria Villela Paschoal,
João Camilo Penna,
Maria Estela Kubitschek Lopes,
Paulo Roberto Reckziegel Guedes,
Saulo Alves Pereira Junior,

Adriano Magalhães Chaves,
Marco Antonio Rodrigues da Cunha,
Paulo Márcio de Oliveira Monteiro,
Renato Torres de Faria,
Cezar Manoel de Medeiros,
Fernando Henrique Schüffner Neto,
Lauro Sérgio Vasconcelos David,
Paulo Sérgio Machado Ribeiro,
Ricardo Antônio Mello Castanheira,
Tarcísio Augusto Carneiro;

Chief Officers:	Luiz Fernando Rolla,	Bernardo Afonso Salomão de Alvarenga.
Superintendent:	Leonardo George de Magalhães
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

13.   Summary of Minutes of the 114th Meeting of Board of Directors, Cemig Distribuição S.A., August 25, 2010

CEMIG DISTRIBUIÇÃO S.A.

LISTED COMPANY

CNPJ 06.981.180/0001-16 — NIRE 31300020568

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 114TH MEETING

Date, time and place:	August 25, 2010 at 2.00 p.m. at the Company’s head office,
Av. Barbacena 1200, 17th Floor, A1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chairman:	Sergio Alair Barroso;
	Secretary:	Anamaria Pugedo Frade Barros

Summary of proceedings:

I          The Chairman asked the Board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated there was no such conflict of interest.

II         The Board approved:

a)     Change in the composition of the Board of Directors Support Committee, the Corporate Governance and Sustainability Committee, the Human Resources Committee, and the Finance, Audit and Risks Committee.

b)    the minutes of this meeting.

III        The Board authorized:

a)     Opening of Administrative Proceedings for Exemption from Tender, and the contracting of GPRS data communication services for Network Automation, for a period of 36 months, able to be extended by signature of amendments for up to a further 24 months, to a maximum limit of 60 months.

b)    Signature, with backdated effects, of the First Amendment to Technical and Financial Corporation Agreement No. 043/8/08, with the Minas Gerais Rural Foundation (Ruralminas), extending the period of validity for a further 360 days, for conclusion of the services specified as object of that instrument, without change in the global value, and with ratification of all action taken since August 2, 2009, up to the date of signature of that Amendment, namely joint actions to carry out the works of extension and modification of a rural distribution network, to serve 160 consumers of the Bananal Project, in the County of Salinas, MG.

c)     Withdrawal of the Special and Extraordinary Appeals in Action No. 002407798227-0 for Stay of Execution filed against Tax Execution No. 002407501228-6 filed by the state of Minas Gerais against Cemig, which will result in recognition of the debit disputed in these legal actions, exclusively for the purpose of their being included in the SecondSpecial Instalment Payment Program (PPE II) for ICMS Tax.

IV       The Board re-ratified CRCA 025/2008, changing the amount budgeted for execution of the works of extension and modification of the rural distribution network, under the Ruralminas Program, and of the Ruralminas Foundation’s financial participation.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

V          The following spoke on general matters and business of interest to the Company:

The Chairman;
Chief Officer and Board member:	Marco Antonio Rodrigues da Cunha;
Chief Officers:	Luiz Fernando Rolla,	Bernardo Afonso Salomão de Alvarenga;
General Manager:	Leonardo George de Magalhães.

The following were present:

Board members:

Sergio Alair Barroso,
Djalma Bastos de Morais,
Arcângelo Eustáquio Torres Queiroz,
Eduardo Borges de Andrade,
Francelino Pereira dos Santos,
Guy Maria Villela Paschoal,
João Camilo Penna,
Maria Estela Kubitschek Lopes,
Paulo Roberto Reckziegel Guedes,
Saulo Alves Pereira Junior,

Adriano Magalhães Chaves,
Marco Antonio Rodrigues da Cunha,
Paulo Márcio de Oliveira Monteiro,
Renato Torres de Faria,
Cezar Manoel de Medeiros,
Fernando Henrique Schuffner Neto,
Lauro Sérgio Vasconcelos David,
Paulo Sérgio Machado Ribeiro,
Ricardo Antônio Mello Castanheira,
Tarcísio Augusto Carneiro;

Chief Officer:	Luiz Fernando Rolla;
Superintendent:	Leonardo George de Magalhães;
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

14.   Summary of Minutes of the 495th Meeting of Board of Directors, Companhia Energética de Minas Gerais – CEMIG, October 14, 2010

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 — NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 495TH MEETING

Date, time and place:	October 14, 2010 at 9.00 a.m. at the company’s head office,
Av. Barbacena 1200, 21th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chairman:	Sergio Alair Barroso;
	Secretary:	Anamaria Pugedo Frade Barros

Summary of proceedings:

I           The Chairman asked the Board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated there was no such conflict of interest, except for the proposal concerning the 2010—11 Collective Employment Agreement, for which the Board members Arcângelo Eustáquio Torres Queiroz, Adriano Magalhães Chaves, Franklin Moreira Gonçalves and Lauro Sérgio Vasconcelos David declared themselves to be conflicted for discussion on the subject.

II          The Board approved the minutes of this meeting.

III         The Board authorized individual signing of the Contract for Collection Services with financial institutions or collection agents, for the service of receipt of electricity bills/tax invoices, in accordance with the Rules for Registry and Qualification of Financial Institutions as Collection Agents, for a period of 12 months, able to be extended for up to a further 48 months, with a maximum limit of 60 months, by signature of amendments;

and authorized the Executive Board:

to update salaries;

to grant other benefits up to the financial limit to be oriented by the Human Resources Committee of this Board; and

to sign a Specific Collective Agreement for the distribution of shares in profits and economic results proportionately to the meeting of targets, establishing guidelines for the negotiation of the Collective Work Agreement for 2010—2000.

IV        The Board ratified the signature of:

Services Contract No. 11, with Companhia de Transmissão Centroeste de Minas, for technical management of implementation and quality control of the Pimenta terminal substation and its telecommunication systems, in effect for 18 months; and

the Term of Assignment of that Contract, with the contractual consent of Companhia de Transmissão Centroeste de Minas, for the transfer, from Cemig to Cemig GT, of all the rights and obligations arising therefrom.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

V          Conflict of interest: The Board members Arcângelo Eustáquio Torres Queiroz, Adriano Magalhães Chaves, Franklin Moreira Gonçalves and Lauro Sérgio Vasconcelos David left the room at the time of the discussion of the matter relating to the Collective Employment Agreement, believing themselves to be conflicted on the subject, returning only after the decision on the matter by the other Board members.

VI        The following spoke on general matters and business of interest to the Company:

The members of the Board;
General Manager:	Ricardo Luiz Diniz Gomes.

The following were present:

Board members:

Sergio Alair Barroso,
Djalma Bastos de Morais,
Antonio Adriano Silva,
Arcângelo Eustáquio Torres Queiroz,
Francelino Pereira dos Santos,
Guy Maria Villela Paschoal,
João Camilo Penna,
Maria Estela Kubitschek Lopes,
Otávio Marques de Azevedo,
Paulo Roberto Reckziegel Guedes,

Adriano Magalhães Chaves,
Paulo Márcio de Oliveira Monteiro,
Ricardo Antônio Mello Castanheira,
Tarcísio Augusto Carneiro,
Cezar Manoel de Medeiros,
Franklin Moreira Gonçalves,
Lauro Sérgio Vasconcelos David,
Marco Antonio Rodrigues da Cunha,
Newton Brandão Ferraz Ramos,
Paulo Sérgio Machado Ribeiro;

Superintendent:	Ricardo Luiz Diniz Gomes;
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

15.   Summary of Minutes of the 123rd Meeting of Board of Directors, Cemig Geração e Transmissão S.A., October 14, 2010

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

LISTED COMPANY

CNPJ 06.981.176/0001-58 — NIRE 31300020550

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 123RD MEETING

Date, time and place:	October 14, 2010, at 3 p.m., at the company’s head office,
Av. Barbacena 1200, 12th Floor, B1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman:	Sergio Alair Barroso;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I           The Chairman asked the Board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated there was no such conflict of interest, except for the proposal concerning the 2010—2011 Collective Employment Agreement, for which the Board members Arcângelo Eustáquio Torres Queiroz, Adriano Magalhães Chaves, Franklin Moreira Gonçalves and Lauro Sérgio Vasconcelos David declared themselves to be conflicted for discussion on the subject.

II          The Board approved:

a)         The Transmission Strengthening Project — 2010—13 Cycle; authorizing opening of the respective tender proceedings and making of the purchases / contracting of the services.

b)         The second review of Cemig GT’s Priority 1 Transmission Macro Projects; authorizing opening of the respective tender proceedings, and making of the purchases of equipment and materials and contracting of the services.

c)         The minutes of this meeting.

III         The Board authorized:

a)         Signing of the Seventh Amendment to the Contract for Constitution of the Consortium  of the Aimorés Hydroelectric Plant, with Valesul Alumínio S.A. and Vale S.A., for the transfer to Vale of the whole of Valesul’s interest in that Consortium, with consequent assumption by Vale of all the rights, obligations, burdens, charges and liabilities arising from the Concession Contract;

b)         Signature, out of time, of the First Amendment to Service Contract No. 11, with Cemig, to extend its period of validity to sixty months, to adapt the terms for adjustment of prices and receipt of the services, and to ratify all acts carried out since July 1, 2009, that is to say, analysis of technical documents and monitoring of implementation of the project.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

c)         Increase in the budget for Priority 1 Investment Macroprojects.

d)         The Executive Board:

to update salaries;

to grant other benefits up to the financial limit to be oriented by the Human Resources Committee of this Board; and

to sign a Specific Collective Agreement for the distribution of shares in profits and economic results proportionately to the meeting of targets;

establishing guidelines for the negotiation of the Collective Employment Agreement for 2010—2011.

IV        The Board ratified signature of the Assignment of Service Contract No. 11, with Cemig, and with Companhia de Transmissão Centroeste de Minas as consenting party, for the transfer from Cemig to Cemig GT of all the rights and obligations arising from it.

V          The Board re-ratified CRCA-069/2009, to alter the period of implantation, the amounts and the economic and financial parameters of Cemig GT’s Priority Investment Macroprojects, the other decisions of that CRCA remaining unchanged.

VI        Withdrawn from agenda: The matter relating to the increase in the registered capital of Empresa Brasileira de Transmissão de Energia S.A. for implementing of the Basic Revenue for New Facilities was withdrawn from the agenda.

VII       Conflict of interest: The Board members Arcângelo Eustáquio Torres Queiroz, Adriano Magalhães Chaves, Franklin Moreira Gonçalves and Lauro Sérgio Vasconcelos David left the room at the time of the discussion of the matter relating to the Collective Employment Agreement, believing themselves to be conflicted on the subject, and returned only after the decision on the matter by the other Board members.

VIII      The following spoke on general matters and business of interest to the Company:

The Chairman,
Chief Officer:	Luiz Fernando Rolla;

The following were present:

Board members:

Sergio Alair Barroso,

Djalma Bastos de Morais,

Antonio Adriano Silva,

Arcângelo Eustáquio Torres Queiroz,

Francelino Pereira dos Santos,

Guy Maria Villela Paschoal,

João Camilo Penna,

Maria Estela Kubitschek Lopes,

Otávio Marques de Azevedo,

Paulo Roberto Reckziegel Guedes,

Adriano Magalhães Chaves,

Paulo Márcio de Oliveira Monteiro,

Ricardo Antônio Mello Castanheira,

Tarcísio Augusto Carneiro,

Cezar Manoel de Medeiros,

Franklin Moreira Gonçalves,

Lauro Sérgio Vasconcelos David,

Marco Antonio Rodrigues da Cunha,

Newton Brandão Ferraz Ramos,

Paulo Sérgio Machado Ribeiro;

Chief Officer:	Luiz Fernando Rolla;
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

16.         Summary of Minutes of the 116th Meeting of Board of Directors, Cemig Distribuição S.A., October 14, 2010

CEMIG DISTRIBUIÇÃO S.A.

LISTED COMPANY

CNPJ 06.981.180/0001-16 — NIRE 31300020568

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 116TH MEETING

Date, time and place:	October 14, 2010 at 11 a.m. at the Company’s head office,
Av. Barbacena 1200, 17th Floor, A1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chairman:	Sergio Alair Barroso;
	Secretary:	Anamaria Pugedo Frade Barros

Summary of proceedings:

I                                 The Chairman asked the Board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated there was no such conflict of interest, except for the proposal concerning the 2010—2000 Collective Employment Agreement, for which the Board members Arcângelo Eustáquio Torres Queiroz, Adriano Magalhães Chaves, Franklin Moreira Gonçalves and Lauro Sérgio Vasconcelos David declared themselves to be conflicted for discussion on the subject.

II                             The Board approved:

Increase in the capital expenditure budget of Cemig D for 2010, in relation to the “IT Tools” (TI-Ferramentas) Macro-project;

the second revision of the Priority 1 (P1) “IT Tools” (TI-Ferramentas) Investment Macro-project of the Chief Distribution and Sales Officer’s Department for the period 2008—2012;

authorization for opening/continuation of the respective tender proceedings and making of the purchases / contracting of the services; and

rectification of CRCA 032/2009, to alter the “IT Tools” (TI-Ferramentas) as referred to above, the other terms of that CRCA remaining unchanged; d)  The minutes of this meeting.

III                         The Board authorized:

a)                            Opening of Administrative Tender Proceedings and contacting of direct services to the public in approximately 151 Service Branches, in approximately 147 municipalities of the concession area of the Company in the State of Minas Gerais, and support structure for service to the Branches and Cemig Fácil Service Posts, for a period of up to 30 months.

b)                           Contracting of consumption meter reading services (in kWh), of the “B” Group, in relation to Electronic Auction No. MS/CS 530-H01170, for lots 01, 03, 04 and 05, under CRCA 010/2010 and CRCA 031/2010, with price above the initial indicative price, with ratification of action taken since October 1, 2010, that is to say, the provision of the said services.

c)                            Signing, with the Indra Brasil-Axxiom Consortium, of a Contract for provision of specialized Functional and Technology Services in the SAP Environment, for development, maintenance and operational support of new functionalities in the CCS, CRM and BW/BO environments, arising from CRD 256/2010 and Electronic Auction No. 530H00987, the contract to contain a clause that

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

makes its validity and efficacy dependent, as an essential prior condition, to publication by Aneel of its act of consent to making of the contract.

d)                           Individual signing of the Collection Services Contract with financial institutions or collection agents, for the service of receipt of electricity bills/tax invoices, in accordance with the Rules for Registry and Qualification of Financial Institutions as Collection Agents, for a period of 12 months, able to be extended by signing of amendments, for up to a further 48 months, with a maximum limit of 60 months.

e)                            The Executive Board:

to update salaries;

to grant other benefits up to the financial limit to be oriented by the Human Resources Committee of this Board;

to sign a Specific Collective Agreement for the distribution of shares in profits and economic results proportionately to the meeting of targets; and

to establish guidelines for the negotiation of the 2010—11 Collective Employment Agreement.

IV                        Conflict of interest: The Board members Arcângelo Eustáquio Torres Queiroz, Adriano Magalhães Chaves, Franklin Moreira Gonçalves and Lauro Sérgio Vasconcelos David left the room at the time of the discussion of the matter relating to the Collective Employment Agreement, believing themselves to be conflicted on the subject, and returned only after the decision on the matter by the other Board members.

V                            The following spoke on general matters and business of interest to the Company:

The Chairman;
CEO and Vice-Chairman:	Djalma Bastos de Morais;
Board members:	Arcângelo Eustáquio Torres Queiroz,	Franklin Moreira Gonçalves;
Chief Officer:	Luiz Fernando Rolla;
General Manager:	Ricardo Luiz Diniz Gomes.

The following were present:

Board members:

Sergio Alair Barroso,

Djalma Bastos de Morais,

Antonio Adriano Silva,

Arcângelo Eustáquio Torres Queiroz, Francelino Pereira dos Santos,

Guy Maria Villela Paschoal,

João Camilo Penna,

Maria Estela Kubitschek Lopes,

Otávio Marques de Azevedo,

Paulo Roberto Reckziegel Guedes, Adriano Magalhães Chaves,

Paulo Márcio de Oliveira Monteiro,

Ricardo Antônio Mello Castanheira,

Tarcísio Augusto Carneiro,

Cezar Manoel de Medeiros,

Franklin Moreira Gonçalves,

Lauro Sérgio Vasconcelos David,

Marco Antonio Rodrigues da Cunha,

Newton Brandão Ferraz Ramos,

Paulo Sérgio Machado Ribeiro;

Chief Officer:	Luiz Fernando Rolla;
General Manager:	Ricardo Luiz Diniz Gomes;
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

17.         Summary of Minutes of the 496th Meeting of Board of Directors, Companhia Energética de Minas Gerais – CEMIG, November 18, 2010

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 — NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 496TH MEETING

Date, time and place:	November 18, 2010 at 9.30 a.m. at the company’s head office,
Av. Barbacena 1200, 21th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chairman:	Sergio Alair Barroso;
	Secretary:	Anamaria Pugedo Frade Barros

Summary of proceedings:

I                                  The Chairman asked the Board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated there was no such conflict of interest, except:

• as to the proposal for signing of the Term of Settlement with the State Planning and Management Department (Seplag), in which the Board member Adriano Magalhães Chaves declared himself to be conflicted for discussion of the subject;

• and as to the proposal for signature of a Term of Compensation and Settlement, where the Board members Eduardo Borges de Andrade, Paulo Roberto Reckziegel Guedes, Saulo Alves Pereira Junior and Tarcísio Augusto Carneiro declared themselves to be conflicted for discussion of the subject.

II                              The Board approved the minutes of this meeting.

III                          The Board authorized:

a)                            Signing, by Cemig GT, of the Contract for Constitution of a Consortium with Light Energia S.A., to create, build, maintain and commercially operate the Água Limpa hydroelectric plant, including the following points: Cemig GT’s interest in the consortium will be 49% and that of Light Energia S.A. will be 51%; the period of validity will be equal to the period of the Concession Contract and any extensions of it; and the conditions agreed in this instrument will be applicable, mutatis mutandis, if the parties decide to constitute a Special-purpose Company to replace the consortium, to carry out its objects.

b)                           Signing of Terms of Partnership, with Cemig GT, Cemig D and the Municipal Councils for the Rights of Children and Adolescents that participate in the AI6% Program, for passing through donations raised from employees of Cemig, Cemig D and Cemig GT, and the injection of a 1% part of the income tax payable by Cemig, Cemig D and Cemig GT, to the Municipal Funds for the Rights of Children and Adolescents, for application in programs and projects carried out by Municipalities, valid until August 31, 2011.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

c)                            Signing of loan contracts with Lightger S.A., with Light S.A. as consenting party.

d)                           Increase in the capital of Usina Termelétrica Barreiro S.A., from 23,328,149.99 to 42,342,149.99, by injection of capital in the amount of 19,014,000 Reais, at June 2010 value, with the issuance of 19,014,000 nominal common shares without par value; subscription and paying-up of the respective shares; and vote in favor by the representative of Cemig at the Extraordinary General Meeting of Stockholders of that company which decides on the matter. This capital increase must be submitted to the annual general meeting of Cemig.

e)                            Increase in the registered capital of Itaocara Energia S.A., from twenty million seven hundred ninety three thousand seven hundred eighty six Reais to twenty two million, two hundred ninety three thousand seven hundred eighty six Reais; subscription and paying-up of the shares relating to the capital increase; and vote in favor by the representatives of Cemig at the meeting of the Board of Directors of Light S.A. that decides on the said matter, and consequent change in the Bylaws.

f)                              Filing of legal actions, to obtain recognition of the correctness of the offsetting of credits of corporate income tax and the Social Contribution tax already carried out by the Company, relating to Tax Administrative Case PTA 10608.005807/2001-70.

g)                           Signing of a Term of Compensation and Settlement with Andrade Gutierrez Concessões S.A., under the Private Instrument of Agreement signed on June 20, 2008.

h)                           New evaluation, in the applicable cases, of the generation assets of the Company’s wholly-owned subsidiaries and subsidiaries; and contracting of a valuation company, with the cost to be pro-rated between those Companies.

IV                         The Board ratified:

a)                            Signing of the Convention to Adhere to the Mixed Benefits Pension Plan (“Plan B”), between Cemig Saúde and Fundação Forluminas de Seguridade Social (Forluz), with Cemig, Cemig D and Cemig GT as consenting parties, to establish the rights and duties of Cemig Saúde as Sponsor of Plan B and of Forluz as entity responsible for the management of the said Plan, for an indeterminate period, as from the date of its approval by the competent government authority.

b)                           The authorization by the Executive Board, on October 26, 2010, in relation to signature, as joint debtor, of the amendments to the loan contracts signed and amended by Cemig D and by Cemig GT, with Banco do Brasil, in 2009, in accordance with CRCAs Cemig D-059/2009 and Cemig GT-076/2009, respectively, extending the maturity of the first annual payment from 2010 to 2012 and adjusting the interest rate applicable to the debtor balance from 110% to 109.8% of the variation given by the CDI rate, the other terms contracted being unchanged.

c)                            Signature of the Term of Settlement to establish the obligations arising from termination of the Mutual Cooperation Working Agreement with the State of Minas Gerais, through SEPLAG, for termination of the obligations arising from that working agreement, also authorizing signature of the Term of Settlement and Final Receipt which will give total and irrevocable quittance of all the obligations arising from the said Term of Settlement.

V                             Conflict of interest: The Board member Adriano Magalhães Chaves left the room since he believed there was a conflict of interest in the subject of the signing of the Term of Settlement with Seplag, returning after decision on the subject by the other Board members.

VI                         Conflict of interest: The Board members Eduardo Borges de Andrade, Paulo Roberto Reckziegel Guedes, Saulo Alves Pereira Junior and Tarcísio Augusto Carneiro left the room because they believed that there was a conflict of interest in the subject of signature of the Term of Compensation and Settlement, returning after decision of the subject by the other Board members.

VII                     The following spoke on general matters and business of interest to the Company:

The Chairman,
Board members:	Lauro Sérgio Vasconcelos David,	Eduardo Borges de Andrade, Saulo Alves Pereira Junior;
Chief Officer:	Luiz Fernando Rolla.

The following were present:

Board members:

Sergio Alair Barroso,

Djalma Bastos de Morais,

Antonio Adriano Silva,

Arcângelo Eustáquio Torres Queiroz,

Eduardo Borges de Andrade,

Francelino Pereira dos Santos,

Guy Maria Villela Paschoal,

João Camilo Penna,

Maria Estela Kubitschek Lopes,

Paulo Roberto Reckziegel Guedes,

Saulo Alves Pereira Junior,

Adriano Magalhães Chaves,

Cezar Manoel de Medeiros,

Fernando Henrique Schüffner Neto,

Franklin Moreira Gonçalves,

Lauro Sérgio Vasconcelos David,

Marco Antonio Rodrigues da Cunha,

Tarcísio Augusto Carneiro;

Chief Officer:	Luiz Fernando Rolla.
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

18.         Summary of Minutes of the 497th Meeting of Board of Directors, Companhia Energética de Minas Gerais – CEMIG, December 6, 2010

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 — NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 497TH MEETING

Date, time and place:	December 6, 2010 at 9 a.m. at the company’s head office,
Av. Barbacena 1200, 21th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chairman:	Djalma Bastos de Morais;
	Secretary:	Anamaria Pugedo Frade Barros

Summary of proceedings:

I                                  The Chairman asked the Board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated there was no such conflict of interest.

II                              The Board approved:

a)                  The proposal by the Board member Paulo Sérgio Machado Ribeiro, that the members of the Board should authorize their Vice-Chairman to call a General Meeting of Stockholders to be held on December 22, 2010, at 11 a.m.; and in the absence of a quorum to make second convocation of stockholders in the legal period, to deal with: changes to the Bylaws, and an option to sell shares.

b)                 The proposals by the Chairman to change the composition of the Executive Board, for the rest of the present period of office, that is to say until the first meeting of the Board of Directors following the Annual General Meeting of 2012 — the Chief Officer Mr. José Carlos de Mattos, currently Chief New Business Officer, to become Chief Distribution and Sales Officer; and Mr. Fernando Henrique Schüffner Neto, currently Chief Distribution and Sales Officer, to become Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates.

c)                  the minutes of this meeting.

III                          The Board authorized:

a)                  Signature, as an exceptional case, of the Amendments to extend the periods of contracts for provision of legal services in the areas of Tax, Real Estate, Employment and Social Security, Consumer Relations, Regulatory, Third Party Liability, Administrative, and Environmental Law, and Actions for Collection, for a period of up to a further 12 months — an increase from sixty to seventy-two months.

b)                 Formation by the Company of a partnership with Fundo de Investimento em Participações Redentor (FIP Redentor), in the acquisition and stockholding control of Redentor Energia S.A., Luce Investment Fund and Luce Brasil Fundo de Investimento em Participações (FIP Luce), through the Special-purpose Company named SPE Parati S.A. Participações em Ativos de Energia Elétrica.

IV                         The Board made the following proposal to the Extraordinary General Meeting of Stockholders:

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

A)                        To change the Bylaws, as follows:

1                Change in the drafting of the Paragraph Two of Clause 1 to the following, to standardize the expression “wholly-owned subsidiaries”:

“Clause 1…

§2                       No subsidiary of Cemig, wholly-owned or otherwise, may take any action which might affect the condition of the State of Minas Gerais as controlling stockholder of the Company, in the terms of the Constitution of the State of Minas Gerais and the legislation from time to time in force.”

2                Insertion, in Clause 11, of new paragraphs two and three, to govern appointments to positions on the Boards of Directors and in the support committees of the Company’s subsidiary and affiliated companies, with the following drafting:

 “Clause 11…

§2                       Appointments to positions on the Boards of Directors of the Company’s subsidiary or affiliated companies, the filling of which is the competency of the Company, shall be made as determined by the Board of Directors.

§3                       Positions on the support committees to the Boards of Directors of the subsidiaries and affiliated companies, the filling of which is the competency of the Company, shall be filled by Members of the Boards of the respective subsidiaries or affiliated companies. The Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates shall always be appointed as one of the members of such committees, who shall always act in shared activity with the Chief Officer for Finance, Investor Relations and Financial Control of Holdings or any other Chief Officer.”

3                Consequent renumbering, in Clause 11, of the present Paragraphs Two, Three, Four, Five, Six and Seven to Four, Five, Six, Seven, Eight and Nine, respectively, to have the following drafting:

“Clause 11…

§4                       The Board of Directors and the Executive Board, in the management of the company, the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., and the other subsidiaries or affiliates and in the consortia in which they have direct or indirect holdings, shall obey the provisions of the Company’s Long-Term Strategic Plan, especially the dividend policy therein contained, as approved by the Board of Directors.

§5                       The Long-Term Strategic Plan shall contain the long-term strategic planning and fundamentals, and the targets, objectives and results to be pursued and attained by the company and its dividend policy, and shall obey the commitments and requirements specified in § 7 below.

§6                       The Long-Term Strategic Plan shall be revised annually by the Executive Board and approved by the Board of Directors and shall be reflected in all the plans, forecasts, activities, strategies, capital expenditure and expenses of the company and its subsidiaries and affiliates, and the consortia in which it directly or indirectly participates, including the Company’s Multi-year Strategic Implementation Plan and the Annual Budget, which shall be approved by the Board of Directors.

§7                       In the administration of the company and the exercise of the right to vote in subsidiaries, affiliated companies and consortia, the Board of Directors and the Executive Board shall faithfully obey and comply with the following targets:

a)              to keep the Company’s consolidated indebtedness equal to or less than 2 (two) times the Company’s Ebitda (earnings before interest, taxes, depreciation and amortization);

b)             to keep the consolidated ratio Net debt / (Net debt + Stockholders’ equity) equal to or less than 40% (forty per cent);

c)              to limit the consolidated balance of funds recognized in Current assets, for the purposes of Clause 30 of these Bylaws or otherwise, to the equivalent of a maximum of 5% (five per cent) of the Company’s Ebitda (Earnings before interest, taxes, depreciation and amortization);

d)             to limit the consolidated amount of funds destined to capital expenditure and the acquisition of any assets, in each business year, to the equivalent of a maximum of 40% (forty per cent) of the Company’s Ebitda (Earnings before interest, taxes, depreciation and amortization);

e)              to invest only in distribution, generation and transmission projects which offer real minimum internal rates of return equal to or more than those specified in the Company’s Long-Term Strategic Plan, subject to the legal obligations;

f)                to maintain the expenses of the subsidiary Cemig Distribuição S.A. and of any distribution subsidiary at amounts not greater than the amounts recognized in the tariff adjustments and reviews; and

g)             to maintain the revenues of the wholly-owned subsidiary Cemig Distribuição S.A. and those of any distribution subsidiary at the amounts recognized in the tariff adjustments and reviews.

§8                       The targets specified in Paragraph Seven above shall be calculated on the consolidated basis, including the Company and its permanent investments in the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., subsidiaries, affiliates and consortia.

§9                       The targets established in sub-clauses “a”, “b”, “c” and “d” of § 7 above may be exceeded for reasons related to temporarily prevailing conditions, upon justification by grounds and prior specific approval by the Board of Directors, up to the following limits:

a)              the Company’s consolidated debt to be less than or equal to 2.5 (two point five) times the Company’s Ebitda (Earnings before interest, taxes, depreciation and amortization);

b)             the consolidated ratio Net debt / (Net debt + Stockholders’ equity) to be limited to 50% (fifty per cent);

c)              the consolidated balance of the funds recognized in Current assets, for the purposes of Clause 30 of these Bylaws or otherwise, to be the equivalent of a maximum of 10% (ten per cent) of the Company’s Ebitda (Earnings before interest, taxes, depreciation and amortization); and

d)             the consolidated amount of the funds allocated to capital expenditure and to the acquisition of any assets, only in the business years of 2006 and 2007, shall be limited to maximum values of 65% (sixty-five per cent) and 55% (fifty-five per cent), respectively, of the Company’s Ebitda (Earnings before interest, taxes, depreciation and amortization).

4                Change in the drafting of the head paragraph of Clause 14 and of its Paragraph One to the following, to establish the frequency and period of convocation of meetings of the Board of Directors:

“Clause 14               The Board of Directors shall meet ordinarily once a month, to analyze the results of the Company and its subsidiaries and affiliated companies, and to decide on other matters included on the agenda in accordance with its internal regulations. It shall also meet extraordinarily, on convocation by its Chairman, or its Vice-Chairman, or one-third of its members, or when requested by the Executive Board.

§ 1                    The meetings of the Board of Directors shall be called by its Chairman or its Vice-Chairman, by written advice sent with 5 (five) days’ notice, containing the agenda to be discussed. Meetings of the Board of Directors called on the basis of urgency may be called by its Chairman without being subject to the above-mentioned period provided the other members of the Board are unequivocally aware of the convocation. “

5                Change in the drafting of the head paragraph of Clause 17, to change the name of the present subclause “l” to “k”, with consequent reorganization of the subsequent subclauses, and include a new subclause “q” and subclauses “r” and “s” containing new attributions of the Board of Directors, the new drafting to be:

“Clause 17: The Board of Directors shall have the following attributions:

k)              to authorize, upon a proposal put forward by the Executive Board, filing of legal actions, or administrative proceedings, or entering into court or out-of-court settlements, for amounts of R$ 14,000,000.00 (fourteen million Reais) or more;

l)                 to authorize the issue of securities, in the domestic or external markets, for the raising of funds, in the form of debentures, promissory notes, medium-term notes and other instruments.

m)           to approve the Company’s Long-Term Strategic Plan, the Multi-year Strategic Implementation Plan, and the Annual Budget, and alterations and revisions to them.

n)             annually, to set the directives and establish the limits, including financial limits, for spending on personnel, including concession of benefits and collective work agreements, subject to the competency of the General Meeting of Stockholders and the Annual Budget approved;

o)             to authorize the exercise of the right of preference and stockholders’ agreements, or of the right to vote in subsidiaries, affiliated companies and the consortia in which the Company participates, except in the cases of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the General Meeting of Stockholders has the competency for decision on these matters;

p)             to approve the declarations of vote in the General Meetings of Stockholders and the orientations for voting in the meetings of the boards of directors of the subsidiaries, affiliated companies and the consortia in which the Company participates, when participation in the capital of other companies or consortia is involved, and the decisions must, in any event and not only in matters relating to participation in the capital of other companies or consortia, obey the provisions of these Bylaws, the Long-term Strategic Plan and the Multi-year Strategic Implementation Plan;

q)             to approve the constitution of, and participation in the equity capital of, any company, undertaking or consortium;

r)                to approve the institution of committees, in accordance with its Internal Regulations, and each respective committee shall, prior to the decision by the Board of Directors, give its opinion, which shall not be binding: (i) on the matters over which competence is attributed to it by the Internal Regulations; and (ii) in relation to any matter whenever requested by at least 2/3 (two thirds) of the members of the Board of Directors.  If the quotient of two thirds of the members of the Board of Directors is not a whole number, for the purposes of interpretation of this paragraph the whole number immediately below that number shall be used; and,

s)              to authorize provisions in the Company’s accounts, in amounts of R$ 14,000,000.00 (fourteen million Reais) or more, upon proposal by the Executive Board.”.

6                Change of the name of the Office of the Chief Officer for Finance, Investor Relations and Control of Holdings to the Office of the Chief Officer for Finance, Investor Relations and Financial Control of Holdings; and of the Office of the Chief New Business Development Officer to the Office of the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates; and creation of the Chief Counsel’s Office.

7                Consequent redrafting of the Head paragraph of Clause 18 of the Bylaws, to the following

“Clause 18:            The Executive Board shall be made up of 10 (ten) Executive Officers, who may be stockholders, resident in Brazil, elected by the Board of Directors, comprising:  the Chief Executive Officer; the Deputy Chief Executive Officer; a Chief Officer for Finance, Investor Relations and Financial Control of Holdings; a Chief Corporate Management Officer; a Chief Distribution and Sales Officer; a Chief Generation and Transmission Officer; a Chief Trading Officer; a Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates; a Chief Officer for the Gas Division; and the Chief Counsel.”

8                Change in the drafting of Paragraphs Three and Four of Clause 21, to define the party responsible for the preparation of the Multi-Year Strategic Implementation Plan and the Annual Budget; and to redefine the attributions of the Executive Board, to the following:

“Clause 21…

§3                       The company’s Multi-year Strategic Implementation Plan and the Annual Budget shall be prepared and updated annually, by the end of each business year, to be in effect in the following business year. Both shall be prepared under coordination by the Chief Officer for Finance, Investor Relations and Financial Control of Holdings and, in relation to the affiliates and subsidiaries, jointly with the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates, and at all times, in all aspects, with the participation of all the members of the Executive Board. The Multi-Year Strategic Implementation Plan and the Annual Budget shall be submitted to examination by the Executive Board and, subsequently, to approval by the Board of Directors.

§4                       The following decisions shall require a vote by the Executive Board:

a)              approval of the plan of organization of the Company and issuance of the corresponding rules and any changes to them;

b)             examination of the Company’s Multi-year Strategic Implementation Plan, and revisions of it, including timetables, amount and allocation of the capital expenditure specified in it, and its submission to the Board of Directors for approval;

c)              examination of the Annual Budget, which shall reflect the Multi-Year Strategic Implementation Plan then in effect, and also revisions to it, and its submission to the Board of Directors for approval;

d)             decision on re-allocation of investments or capital expenditure specified in the Annual Budget which amount, individually or in aggregate, during a single financial year, to less than R$ 14,000,000.00 (fourteen million Reais), with consequent adaptation of the targets approved, obeying the multi-year Strategic Implementation Plan and the Annual Budget;

e)              approval of disposal of or placement of a charge upon any of the Company’s permanent assets, and the giving of guarantees by the Company to third parties, in amounts less than R$ 14,000,000.00 (fourteen million Reais);

f)                authorization of the Company’s capital expenditure projects, signing of agreements and other legal transactions, contracting of loans, financings and the constitution of any obligation in the name of the Company, based on the Annual Budget approved, individually or in aggregate having values less than R$ 14,000,000.00 (fourteen million Reais), including the injection of capital into subsidiaries, affiliated companies, and the consortia in which the Company participates, subject to the provisions of sub-clause ‘o’ of sub-item IV of Clause 22;

g)             approval, upon a proposal by the CEO, jointly with the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates and the Chief Officer for Finance, Investor Relations and Financial Control of Holdings, of declarations of vote in General Meetings of Stockholders of subsidiaries, affiliated companies or consortia in which the Company participates, except in the case of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the competency to decide on these matters is that of the General Meeting of Stockholders, and the decisions must obey these Bylaws, the decisions of the Board of Directors, the Long-term Strategic Plan and the Multi-year Strategic Implementation Plan;

h)             authorization to commence administrative tender proceedings and proceedings for exemption from or non-requirement for tenders, and the corresponding contracts, in amounts greater than or equal to R$ 2,800,000.00 (two million eight hundred thousand Reais) and less than R$ 14,000,000.00 (fourteen million Reais);

i)                 authorization to file legal actions and administrative proceedings, and to enter into Court and out-of-court settlements, for amounts less than R$ 14,000,000.00 (fourteen million Reais);

j)                 authorization of provisions in the company’s accounts in an amount less than R$ 14,000,000.00 (fourteen million Reais), upon proposal by the Chief Officer for Finance, Investor Relations and Financial Control of Holdings;

k)              approval of the nominations of employees to hold management posts in the Company, upon proposal by the Chief Officer concerned, subject to the provisions of sub-clause “h” of sub-item I of Clause 22;

l)                 authorization of expenditure on personnel expenses and collective work agreements, subject to the competency of the General Meeting of Stockholders, the guidelines and limits approved by the Board of Directors, and the Annual Budget approved.

m)           examination and decision on the contracting of external consultants, when requested by the office of any Chief Officer, subject to the provisions of Clause 17, subclause “j”, and Clause 21, Paragraph Four, subclause “h”.”

9                Changes in the drafting of the following subclauses and items of the head paragraph of Clause 22, to the text below, to redefine the attributions of the Chief Officers: changes in the drafting of subclauses “g” and “i” of item I, items III and VII, and subclauses “c” and “f” of item IX; renaming of the present subclause “l” to “k”, and consequent reorganization of the subsequent subclauses of items IV, V, VI and VII; inclusion of a new subclause “m” in item V; inclusion of a new subclause “o” in item VI; inclusion of a new subclause “l” in item VII; and inclusion of an item X — the new drafting to be the following:

“Clause 22:            Subject to the provisions of the previous clauses, the following are the functions and powers attributed to the Executive Board:

I —                To the Chief Executive Officer:

g)             to manage and direct the activities of internal audits and institutional relationships, communication and representation activities, function of the Company’s Ombudsman and the General Secretariat;

i)                 to propose the appointments to Management positions and the Audit Boards of the wholly-owned subsidiaries, and of Fundação Forluminas de Seguridade Social — Forluz, after hearing the Chief Officer for Finance, Investor Relations and Financial Control of Holdings, and of the Company’s subsidiaries and affiliated companies and of the consortia in which the Company participates, after hearing the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates, expect in the case of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the provisions of §4 of Clause 12 and §3 of Clause 18 of these Bylaws prevail.

III —        To the Chief Officer for Finance, Investor Relations and Financial Control of Holdings:

a)              to make available the financial resources necessary for the operation and expansion of the Company, in accordance with the Annual Budget, conducting the processes of contracting of loans and financings, and related services;

b)             to coordinate the preparation and consolidation of the Company’s Multi-Year Strategic Implementation Plan and the Annual Budget, in the case of the affiliated companies and jointly-controlled subsidiaries with the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates, and in both cases with the participation of the other Chief Officers of the Company;

c)              to carry out the economic and financial valuation of the Company’s capital expenditure investment projects, except those that are the responsibility of the office of the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates;

d)             to accompany the economic and financial performance of capital expenditure investment projects, according to targets and results approved by the Executive Board and the Board of Directors;

e)              to carry out accounting of and to monitor the economic-financial operations of the Company including its subsidiaries;

f)                to determine the cost of the service and to establish an insurance policy, as laid out in the Company’s Multi-year Strategic Implementation Plan;

g)             to prepare the short-, medium- and long-term financial programming in detail, as specified in the Company’s Multi-year Strategic Implementation Plan and Annual Budget;

h)             to monitor the company’s registered capital, and to propose to the Executive Board, for decision or for submission to the Board of Directors or the General Meeting of Stockholders, subject to the provisions of these Bylaws, the governance policy in relation to the market, and the dividend policy, of the Company and its subsidiaries, and to suggest the same for the affiliated companies;

i)                 to coordinate the preparation and negotiation of the tariffs for retail supply and distribution of electricity, and the revenues from transmission, with the National Electricity Agency, Aneel;

j)                 to take responsibility for the provision of information to the investing public, to the Securities Commission (CVM) and to the Brazilian and international stock exchanges and over-the-counter markets, and the corresponding regulation and inspection entities, and to keep the Company’s registrations with these institutions updated;

k)              to represent the Company to the CVM, the stock exchanges and other entities of the capital markets;

l)                 to promote the financial management of the Company and of its subsidiaries and affiliated companies, within the criteria of good corporate governance, making continual efforts for compliance with their business plans, subject to the provisions of these Bylaws;

m)           to monitor the economic and financial results of the Companies holdings in the subsidiaries and affiliated companies;

n)             to propose to the Executive Board, for approval or submission to the Board of Directors or to the General Meeting of Stockholders, depending on the competency defined in these Bylaws;

(i)             injections of capital into the wholly-owned subsidiaries; and

(ii)          injections of capital, exercise of the right of preference, and signing of voting agreements, jointly with the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates, in the subsidiaries, in the affiliated companies and in the consortia in which the Company operates;

o)             to participate in the negotiations that involve the constitution and alteration of the corporate documents of all the companies in which the Company has an equity interest;

p)             to coordinate, jointly with the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates, processes of disposal of stockholding interests held by the Company, subject to the provisions of the legislation and regulations from time to time in force;

q)             to monitor, evaluate and disseminate within the Executive Board the financial performance of the subsidiaries and affiliates and of the consortia in which the company participates

IV —        To the Chief Corporate Management Officer:

k)              to effect quality control of the material acquired and of the qualification of contracted service providers;

l)                 to administer and control the stock of material, the separation and recovery of used material, and to carry out sales of excess and unusable material, and scrap;

m)           to arrange for and implement programs to increase, develop and continually improve suppliers of materials and services of interest to the company, alone or in cooperation with other Chief Officers’ Departments or development agencies or industry associations, in the ambit of the State of Minas Gerais;

n)             to carry out corporate management and environmental action programs within the scope of this Chief Officer’s Department;

o)             to authorize initiation of administrative tender proceedings and proceedings for exemption or non-requirement for tenders, and the corresponding contracts, in amounts up to R$ 2,800,000.00 (two million eight hundred thousand Reais);

p)             to propose to the Chief Executive Officer, for submission to the Executive Board, for approval, from among the employees of the Company, of Cemig Distribuição S.A. and of Cemig Geração e Transmissão S.A., appointments for the positions of sitting and substitute members of the Integrated Pro-Health Administration Committee;

q)             to propose to the Chief Executive Officer, for submission to the Executive Board for approval, from among the employees of the Company and of the other companies involved in the negotiations, appointments of employees to the Union Negotiation Committee, and also the appointment of its coordinator;

r)                to present to the Executive Board the assessments received from a leadership succession development program, put in place by the Company, for the purpose of assisting the Chief Officers in making its decisions on appointments of employees to management posts.

V —            To the Chief Distribution and Sales Officer:

k)              to propose policies and guidelines to ensure the physical security of the distribution facilities, and to manage the asset security of these facilities;

l)                 to seek continuous improvement of the processes of operation and maintenance, through the use of new technologies and methods, aiming to improve the quality and reduce the cost of those activities;

m)           to monitor and evaluate the technical and operational performance of the Company’s wholly-owned subsidiaries, and disseminate this information with the Executive Board.

VI —        To the Chief Generation and Transmission Officer:

k)              to propose and implement policies and guidelines to ensure the physical security of the generation and transmission facilities, and to manage the asset security of those facilities;

l)                 to manage and promote the Company’s Work Safety Policy in the ambit of its activities;

m)           to manage and put in place the undertakings for expansion of generation, transmission and co-generation, arranging for planning, construction and assembly, and ensuring the proper physical and financial performance of those undertakings;

n)             to supply technical support to the negotiations for making possible the projects for expansion of generation, transmission and co-generation, and to take part in the negotiation of documents of consortia of entrepreneurs and special-purpose companies.

o)             to monitor and evaluate the technical and operational performance of the Company’s wholly-owned subsidiaries, and disseminate this information with the Executive Board.

VII —    To the Chief Trading Officer:

k)              to manage the trading, in coordination with the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates, of the Company’s carbon credits.

l)                 to monitor and evaluate the technical and operational performance of the Company’s wholly-owned subsidiaries, and disseminate this information with the Executive Board.

VIII — To the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates:

a)              to arrange prospecting, analysis and development of new business of the Company in the areas of generation, transmission and distribution of electricity, and oil and gas, and in other activities directly or indirectly related to the Company’s objects;

b)             to arrange for technical, economic-financial, and environmental feasibility studies of new business projects for the Company, in interaction with the Chief Officers’ Departments related to the said businesses;

c)              to coordinate negotiations and implement the partnerships, consortia, special-purpose companies and other forms of association with public or private companies necessary for the development of new business, and also negotiation of contracts and corporate documents of the projects;

d)             to coordinate, jointly with the Chief Officer for Finance, Investor Relations and Financial Control of Holdings, the preparation and consolidation of the Multi-Year Strategic Implementation Plan and the Annual Budget of the Company in relation to the subsidiaries and affiliated companies;

e)              to coordinate the participation of the Company in tender proceedings for obtaining grant of concessions in all the areas of its operations;

f)                to seek, coordinate, evaluate and structure opportunities for acquisition of new assets in all the sectors and activities directly or indirectly related to the company’s Objects;

g)             to coordinate the Company’s participation in new business auctions held by any person or legal entity, under public or private law, including regulatory agencies;

h)             to arrange for prospecting and analysis, within the company, of business opportunities related to the use of carbon credits;

i)                 to prepare the planning and the Capital Expenditure Program of new business in all the sectors and activities directly or indirectly related to the Objects;

j)                 to represent the company in relations with the entities for planning of expansion of the electricity sector in its areas of operation;

k)              to accompany, within the Company, Brazil’s energy planning.

l)                 to propose to the Executive Board, for approval or submission to the Board of Directors, assumptions for new investments to be made by the Company (IRR, payback, cost of capital, and any other indicators of risk/return that may be necessary);

m)           to propose, jointly with the Chief Officer for Finance, Investor Relations and Financial Control of Holdings, to the Executive Board, for approval or for submission to the Board of Directors or to the Board of Directors, depending on the competency defined in these Bylaws, matters relating to injections of capital, exercise of the right of preference and making of voting agreements in the subsidiaries and affiliates and in the consortia in which the company participates;

n)             to coordinate, within the Company, negotiations that involve constitution and alteration of stockholding documents of the subsidiaries and affiliates, and of the consortia in which the Company participates;

o)             to monitor and supervise the management and development of the subsidiaries and affiliates, within the criteria of good governance and making efforts at all times for compliance with their business plans, subject to the provisions of these Bylaws;

p)             to coordinate, jointly with the Chief Officer for Finance, Investor Relations and Financial Control of Holdings, processes of disposal of equity interests held by the Company, subject to the provisions of the legislation and regulations from time to time in force;

q)             to monitor, evaluate and disseminate within the Executive Board the technical-operational performance of the subsidiaries and affiliates and of the consortia in which the company participates;

r)                to represent the Company, in the terms of §3 of Clause 11 of these Bylaws, in the support committees to the Boards of Directors of its subsidiaries and affiliates;

s)              to coordinate matters relating to new business and the management of the equity holdings of the Company and of its subsidiaries and affiliates, and of the consortia in which the company participates, in interaction with the other Chief Officers of the Company;

IX —       To the Chief Officer for the Gas Division:

c)              to carry out research, analyses and studies of investments and new technologies related to oil and gas, and, jointly with the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates, studies and developments of business in that sector;

f)                to propose to the Executive Board, jointly with the Chief Officer for Finance, Investor Relations and Financial Control of Holdings and the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates, the multi-year plan for capital expenditure and expenses of other special purpose companies associated with the oil and gas activities;

X —           To the Chief Counsel:

a)              to coordinate, execute and control the matters of the legal area;

b)             to support the other areas of the Company, including, when requested, wholly-owned subsidiaries, affiliates and other subsidiaries, in relation to legal and juridical aspects;

c)              To manage the administrative and Court proceedings in which the Company is a party and, periodically or when requested, to inform the Executive Board and the Board of Directors on the procedural and legal strategy adopted, and also the progress and situation of such proceedings.”

10         Insertion, in Clause 22, of a new Paragraph Two, to make explicit the competency of the Executive Board and of the Board of Directors and the need for obedience to the provisions of the Bylaws in relation to the financial limits and prior authorization of Management, when applicable:

“Clause 22…

§2                       The competencies to enter into contracts and other legal transactions and for constitution of any obligation in the name of the Company given to the Chief Officers under this Clause do not exclude the competency of the Executive Board and of the Board of Directors, as the case may be, nor the need for obedience to the provisions in these Bylaws in relation to the financial limits and to prior obtaining of authorizations from the management bodies, when required.

11         Consequent renumbering, in Clause 22, of the present Paragraphs Two, Three, Four and Five as Paragraphs Three, Four, Five and Six, respectively, and also alteration of the drafting of the present Paragraph Three, as set out below, due to the change in the name of the Office of the Chief New Business Development Officer:

“Clause 22…

§ 3                    As well as the exercise of the attributions herein specified and demanded by law, each Chief Officer’s Department has the competency to ensure the cooperation, assistance and support of the other Chief Officer’s Departments in the areas of their respective competencies, with the aim of success in the greater objectives and interests of the Company.

§4                       The projects developed by the Company in the area of the Office of the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates, once structured and constituted, should be taken over by the respective Chief Officer’s Departments responsible for their construction, execution, operation and sales, as defined in these Bylaws;

§5                       It is the competency of each Chief Officer, within the area of his operation, to arrange for the actions necessary for compliance with and effective implementation of the work safety policies approved by the Company.”;

§6                       The financial limit set by sub-clause “o” of Item IV of this Clause shall be adjusted, in January of each year, by the IGP-M (General Price Index — Market) inflation index, produced by the Getúlio Vargas Foundation.”;

B)                          That the representatives of Cemig in the Extraordinary General Meetings of Stockholders of Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A. to be held on the same day as the day for which the Extraordinary General Meeting of Stockholders of Cemig is called for changes to the Bylaws should vote in favor of the agenda.

C)                          In the terms of and for the purposes of Article 256 of Law 6404/76, to authorize the grant, by Cemig, to Fundo de Investimento em Participações Redentor (“FIP Redentor”), of an irrevocable option (“the Put Option”), under which FIP Redentor shall have the right, at the end of the 60th month from the date of subscription of the shares in Parati S.A. Participações em Ativos de Energia Elétrica (“the Exercise Date”), to sell the totality of the shares belonging to FIP Redentor (“the Acquisition Shares”) and Cemig shall have the obligation to buy them, or to indicate a third party which shall buy them, on payment of the exercise amount (“the Exercise Amount”), equivalent to the amount paid at the time of paying-up of the shares, plus expenses (all expenses provenly incurred by FIP Redentor and/or by the Administrator of FIP Redentor, for its constitution and after its constitution, including expenses of auditing, and management and administration fees), less such dividends and Interest on Equity as are received in the period (in the case of Interest on Equity, the amount received shall be multiplied by 0.5721 for the purposes of calculation), all updated by the average rate for Interbank Certificates of Deposit published by Cetip (the Custody and Settlement Chamber) (“the CDI Rate”) plus a rate of 0.9% per year, pro rata tempore, from the date of its actual disbursement/payment to the Exercise Date of the Put Option;

In the event of the Exercise Amount being higher than the amount paid-up by FIP Redentor at the time of the subscription of the shares of Parati S.A. Participações em Ativos de Energia Elétrica, an adjustment factor of (1/(1–0.4279) – 1) shall be applied to the difference, to be added to the Exercise Amount.

The parties shall negotiate the situations in which the Exercise Date may be brought forward by FIP Redentor, and these conditions shall be established in a contractual instrument to be signed by the parties after its approval by the Board of Directors of Cemig, in accordance with its Bylaws.

Payment of the Exercise Amount and the transfer of the shares owned by Parati S.A. Participações em Ativos de Energia Elétrica are conditional upon prior approval of the transaction by the National Electricity Agency, Aneel.

V                                 The Board re-ratified CRCA (Board Spending Decision) 075/2005,  to extend the period of the contracts for provision of legal services in the areas of Tax, Real Estate, Employment and Social Security, Consumer Relations, Regulatory, Third Party Liability, Administrative, and Environmental Law, and Actions for Collection, from sixty to seventy-two months, the other provisions of that CRCA being unchanged.

VII                         The Chairman stated that the members of the Executive Board are now as follows:

CEO:	Djalma Bastos de Morais;
Deputy CEO:	Arlindo Porto Neto;
Chief Trading Officer:	Bernardo Afonso Salomão de Alvarenga;
Chief Distribution and Sales Officer:	José Carlos de Mattos;
Chief Officer for Finance, Investor Relations Officer and Financial Control of Holdings:	Luiz Fernando Rolla;
Chief Generation and Transmission Officer:	Luiz Henrique de Castro Carvalho;
Chief Corporate Management Officer:	Marco Antonio Rodrigues da Cunha.
Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates:	Fernando Henrique Schüffner Neto;
Chief Officer for the Gas Division:	Márcio Augusto Vasconcelos Nunes

VII                         The Chairman stated that the newly-appointed Chief Officers declared — in advance — that they are not subject to any prohibition on exercise of commercial activity, that they do not occupy any post in a company which may be considered a competitor of the Company, and that they do not have nor represent any interest conflicting with that of Cemig, and assumed a solemn undertaking to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

VIII                     The following spoke on general matters and business of interest to the Company:

Board members:	João Camilo Penna,	Eduardo Borges de Andrade.

The following were present:

Board members:

Djalma Bastos de Morais,

Antonio Adriano Silva,

Arcângelo Eustáquio Torres Queiroz,

Eduardo Borges de Andrade

Francelino Pereira dos Santos,

Guy Maria Villela Paschoal,

João Camilo Penna,

Maria Estela Kubitschek Lopes,

Otávio Marques de Azevedo,

Paulo Roberto Reckziegel Guedes,

Ricardo Coutinho de Sena,

Saulo Alves Pereira Junior,

Adriano Magalhães Chaves,

Paulo Sérgio Machado Ribeiro,

Cezar Manoel de Medeiros,

Franklin Moreira Gonçalves,

Lauro Sérgio Vasconcelos David,

Marco Antonio Rodrigues da Cunha.

Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

19.         Summary of Minutes of Extraordinary Meeting of Stockholders, Companhia Energética de Minas Gerais – CEMIG, January 20, 2011

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 — NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

HELD ON JANUARY 20, 2011

MINUTES

At 11 a.m. on January 20, 2011, stockholders representing more than two-thirds of the voting stock of Companhia Energética de Minas Gerais – Cemig met in Extraordinary General Meeting at its head office, on first convocation, at the Company’s head office, Av. Barbacena 1200, 21st Floor, Belo Horizonte, Minas Gerais, Brazil, as verified in the Stockholders’ Attendance Book, where all placed their signatures and made the required statements.

The stockholder The State of Minas Gerais was represented by Mr. Roney Luiz Torres Alves da Silva, Deputy General Attorney of the State, in accordance with the legislation.

Initially, Ms. Anamaria Pugedo Frade Barros, General Manager of Cemig’s Corporate Executive Secretariat, stated that there was a quorum for an Extraordinary General Meeting of Stockholders.

She further stated that the stockholders present should choose the Chairman of this Meeting, in accordance with Clause 10 of the Company’s Bylaws.

Asking for the floor, the representative of the Stockholder The State of Minas Gerais put forward the name of the stockholder Djalma Bastos de Morais to chair the Meeting. The proposal of the representative of the Stockholder The State of Minas Gerais was put to debate, and to the vote, and unanimously approved.

The Chairman then declared the Meeting open, and invited me, Anamaria Pugedo Frade Barros, a stockholder, to be Secretary of the meeting, and asked me to read the convocation notice, published in the newspapers Minas Gerais, the official publication of the Powers of the State, O Tempo, and Valor Econômico on January 5, 6 and 7 of this year, the content of which is as follows:

“ COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 — NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders to be held on January 20, 2011 at 11 a.m. at the company’s head office, Av. Barbacena 1200, 21st floor, in the city of Belo Horizonte, Minas Gerais, Brazil, to decide on the following matters:

A     Changes to the Bylaws:

1            Creation of the Office of Institutional Relations and Communication and, consequently, change in the drafting of the head paragraph of Clause 18;

2            Change to the drafting of the following parts of the head paragraph of Clause 22: Subclauses “b” and “g” of Item I, Subclause “b” of Item III, and Subclause “d” of Item VIII, to transfer the activity of strategic planning from the Chief Officer for Finance, Investor Relations and Financial Control of Holdings to the Chief Executive Officer; and inclusion of Item XI, for definition of the attributions of the Chief Institutional Relations and Communication Officer.

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3            Alteration of the 3rd Paragraph of Clause 21, as a result of the transfer of the activity of strategic planning from the Chief Officer for Finance, Investor Relations and Financial Control of Holdings to the Chief Executive Officer.

B          Change in the composition of the Board of Directors, as a result of resignation and death of sitting members.

C          Orientation of the vote of the representatives of Cemig (Companhia Energética de Minas Gerais) in the Extraordinary General Meetings of Stockholders of Cemig D (Cemig Distribuição S.A.) and of Cemig GT (Cemig Geração e Transmissão S. A.) to be held on the same day for which the EGM of Cemig is called, to make changes to the Bylaws and for alteration in the composition of the Board of Directors, if the composition of the Board of Directors of that Company is changed.

Under Article 3 of CVM Instruction 165 of December 11, 1991, adoption of the multiple voting system for election of members of the company’s Board requires the vote of stockholders representing a minimum percentage of 5% (five per cent) of the voting stock.

Any stockholder who wishes to be represented by proxy at the said General Meeting of Stockholders should obey the terms of Article 126 of Law 6406/1976, as amended, and the sole paragraph of Clause 9 of the Company’s Bylaws, depositing, preferably by August 18, 2011, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Secretariat Office at Av. Barbacena, 19th floor, B1 Wing, Belo Horizonte, Minas Gerais, or showing them at the time of the meeting.

Belo Horizonte, January 3, 2011.

Djalma Bastos de Morais

Vice-Chairman of the Board of Directors ”

The Chairman then stated that, because of vacancies on the Company’s Board of Directors, due to the resignation of the Board Member Sérgio Alair Barroso — as per a letter in the Company’s possession — and the death of the Board Member Aécio Ferreira da Cunha, new members should be elected to the Board of Directors.

He said that, independently of the present period of office of the Board of Directors having been begun through adoption of the multiple vote, continuance of this process of election had been requested by the stockholder AGC Energia S.A., as per a letter in the Company’s possession. Hence, this Meeting should elect all the sitting and substitute members of the Board of Directors to complete the period of office of 3 (three) years begun on April 29, 2009, that is to say, until the Annual General Meeting to be held in 2012, a total of 18,315,564 shares being necessary for the election of each Member of the Board of Directors.

Finally, the Chairman explained that it will be necessary firstly and in view of Clause 12 of the Bylaws, to proceed to election of a sitting member, and a respective substitute member, put forward by representatives of the holders of the preferred shares, and only then to apply the instrument of Multiple Vote to fill the remaining vacancies on the Board of Directors. Asking for the floor, as owners of preferred shares, the representatives of the stockholders Previ (Banco do Brasil Pension Fund) and Forluz (Fundação Forluminas de Seguridade Social) proposed the following stockholders to be members of the Board of Directors:

As sitting member:

Guy Maria Villela Paschoal

– Brazilian, married, engineer, resident and domiciled in Belo Horizonte-MG, at Rua Jornalista Djalma Andrade 210, Belvedere, CEP 30320-540, bearer of Identity Card M-616, issued by the Public Safety Department of the State of Minas Gerais, and CPF 000798806-06;

–and as his substitute member:

Cezar Manoel de Medeiros

– Brazilian, married, economist, resident and domiciled in Belo Horizonte, Minas Gerais at Alameda Ipê Branco 279, Pampulha, CEP 31275-080, bearer of Identity Card M-3627440, issued by the Public Safety Department of the State of Minas Gerais, and CPF 006688346-68.

The Chairman then submitted the above-mentioned nominations to debate, and, subsequently, to votes — separately, with only holders of preferred shares participating, and they were approved by the majority of votes.

He then said that, to complete the Board of Directors, the representative of the stockholder AGC Energia S. A. should put forward 5 sitting members and their respective substitute members, and the representative of the stockholder The State of Minas Gerais should put forward 8 sitting members and the respective substitute members.

Asking for the floor, the representatives of the stockholder AGC Energia S.A. proposed the following stockholders to be members of the Board of Directors:

Eduardo Borges de Andrade

– Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais at Alameda das Falcatas 879, São Luiz (Pampulha), CEP 31275-070, bearer of Identity Card M-925419, issued by the Public Safety Department of the State of Minas Gerais, and CPF nº 000309886-91;

Otávio Marques de Azevedo

– Brazilian, married, engineer, resident and domiciled in São Paulo, São Paulo State, at Rua Afonso Braz 115/91, Vila Nova Conceição, CEP 04511-010, bearer of Identity Card MG-479057, issued by the Public Safety Department of the State of Minas Gerais, and CPF 129364566-49;

Paulo Roberto Reckziegel Guedes

– Brazilian, married, civil engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Av. Paulo Camilo Pena 495/301, Belvedere, CEP 30320-380, bearer of Identity Card M-13975681, issued by the Public Safety Department of the State of Minas Gerais, and CPF 400540200-34;

Ricardo Coutinho de Sena

– Brazilian, married, civil engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Rio de Janeiro, 2299/1801, Lourdes, CEP 30160-042, bearer of Identity Card M-30172, issued by the Public Safety Department of the State of Minas Gerais, and CPF 090927496-72; and

Saulo Alves Pereira Junior

– Brazilian, married, electrical engineer, resident and domiciled in Belo Horizonte, Minas Gerais at Rua Ludgero Dolabela 857/701, Gutierrez, CEP 30430-130, bearer of Identity Card nº M-5345878, issued by the Public Safety Department of the State of Minas Gerais, and CPF nº 787495906-00;

– and as their respective substitute members:

Ricardo Antônio Mello Castanheira

– Brazilian, married, civil engineer, resident and domiciled in Belo Horizonte, Minas Gerais at Rua Nova Era 393, Mangabeiras, CEP 30315-380, bearer of Identity Card MG-1190558, issued by the Public Safety Department of the state of Minas Gerais, and CPF 130218186-68;

Renato Torres de Faria

– Brazilian, married, mining engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Rio de Janeiro 2415/1900, Lourdes, CEP 30160-042, bearer of Identity Card M-1727787, issued by the Public Safety Department of the State of Minas Gerais, and CPF 502153966-34;

Newton Brandão Ferraz Ramos

– Brazilian, married, accountant, resident and domiciled in Belo Horizonte, Minas Gerais at Rua Flavita Bretas 609/602, CEP 30380-410, bearer of Identity Card nº MG-4019574, issued by the Public Safety Department of the State of Minas Gerais, and CPF nº 813975696-20;

Paulo Márcio de Oliveira Monteiro

– Brazilian, married, civil engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Herculano de Freitas 138/400, Gutierrez, CEP 30430-120, bearer of Identity Card M-739711, issued by the Public Safety Department of the State of Minas Gerais, and CPF 269960226-49; and

Tarcísio Augusto Carneiro

– Brazilian, legally separated, civil engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Professor Alvino de Paula 27, Estoril, CEP 30450-430, bearer of Identity Card M-1076524, Public Safety Department of the State of Minas Gerais, and CPF 372404636-72.

The representative of the stockholder State of Minas Gerais then asked for the floor, and proposed the following stockholders as members of the Board of Directors: Sitting members:

Dorothea Fonseca Furquim Werneck

– Brazilian, divorced, economist, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Adauto Lúcio Cardoso 633, Belvedere, CEP 30320-290, Bearer of Identity Card 3758423-2, issued by the Public Safety Department of the State of Rio de Janeiro, and CPF 261863817-49;

Djalma Bastos de Morais

– Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais at Av. Bandeirantes 665/401, Sion, CEP 30315-000, bearer of Identity Card 1966100268, issued by the Army Ministry, and CPF 006633526-49;

Antônio Adriano Silva

– Brazilian, married, company manager, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Ceará 1883/801, Funcionários, CEP 30150-311, bearer of Identity Card MG-1411903, issued by the Public Safety Department of the State of Minas Gerais, and CPF 056346956-00;

Arcângelo Eustáquio Torres Queiroz

– Brazilian, married, electricity employee, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua da Gameleira 100, Santa Branca, CEP 31565-240, bearer of Identity Card MG3632038, issued by the Public Safety Department of the State of Minas Gerais, and CPF 539109746-00,

Francelino Pereira dos Santos

– Brazilian, married, lawyer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Professor Antônio Aleixo 222/902, Lourdes, CEP 30180-150, bearer of Identity Card M-2063564, issued by the Public Safety Department of the State of Minas Gerais, and CPF 000115841-49;

João Camilo Penna

– Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais at Rua La Plata 90, Sion, CEP 30315-460, bearer of Identity Card MG-246968, issued by the Public Safety Department of the state of Minas Gerais, and CPF 000976836-04;

Luiz Carlos Costeira Urquiza

– Brazilian, married, entrepreneur, resident and domiciled in São Paulo, São Paulo State, at Rua Tucumã 99/17, Jardim Europa, CEP 01455-010, bearer of Identity Card 39648611-3, issued by the Public Safety Department of the state of São Paulo State, and CPF nº 591838457-04; and

Maria Estela Kubitschek Lopes

– Brazilian, married, architect, resident and domiciled in Rio de Janeiro, RJ, at Rua Alberto de Campos 237/101, Ipanema, CEP 22411-030, bearer of Identity Card 45280-D, issued by CREA-RJ, and CPF 092504987-56; and

– and as their respective substitute members:

Paulo Sérgio Machado Ribeiro

– Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Piauí 1848/503, Funcionários, CEP 30150-321, bearer of Identity Card 34133/D, issued by CREA/MG, and CPF 428576006-15;

Lauro Sérgio Vasconcelos David

– Brazilian, legally separated, company manager, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Cruz Alta 107/302, João Pinheiro, CEP 30530-150, bearer of Identity Card M-3373627, issued by the Public Safety Department of the state of Minas Gerais, and CPF 603695316-04;

Marco Antonio Rodrigues da Cunha

– Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Miguel Abras 33/501, Serra, CEP 30220-160, bearer of Identity Card M-281574, issued by the Public Safety Department of the State of Minas Gerais, and CPF 292581976-15;

Franklin Moreira Gonçalves

– Brazilian, married, data processing technologist, resident and domiciled in Belo Horizonte-MG, at Rua João Gualberto Filho 551/302, Sagrada Família, CEP 31030-410, bearer of Identity Card MG-5540831, issued by the Public Safety Department of the State of Minas Gerais, and CPF 754988556-72;

Luiz Antônio Athayde Vasconcelos

– Brazilian, legally separated, economist, resident and domiciled in Belo Horizonte, Minas Gerais at Rua Professor Morais 476/1003, Funcionários, CEP 30150-370, bearer of Identity Card M-4355, issued by the Public Safety Department of the State of Minas Gerais, and CPF 194921896-15;

Guilherme Horta Gonçalves Júnior

– Brazilian, married, economist, resident and domiciled in Belo Horizonte, Minas Gerais at Av. Olegário Maciel, 1748/2202, Santo Agostinho, CEP 30180-112, bearer of Identity Card 1622046, issued by the Public Safety Department of the Federal District, and CPF 266078757-34;

Adriano Magalhães Chaves	– Brazilian, single, electrical engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua São Mateus 244, Brasil Industrial, CEP 30626-260, bearer of Identity

Card 19908712, issued by the Public Safety Department of the state of Minas Gerais, and CPF 086051928-79; and
Fernando Henrique Schüffner Neto

– Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Martim de Carvalho 395, Apt. 700, Santo Agostinho, CEP 30190-090, bearer of Identity Card M-1311632, issued by the Public Safety Department of the State of Minas Gerais, and CPF 320008396-49.

The proposals for election made by the representatives of the stockholder AGC Energia S.A. and the representatives of the stockholder The State of Minas Gerais were put to debate, and, subsequently, to the vote, and were approved by majority of votes, the representative of the stockholder AGC Energia S.A. voting for the Board Members that he had proposed, and the representative of the stockholder The State of Minas Gerais voting for the Board Members that he had proposed.

The Board Members elected declared — in advance — that they are not subject to any prohibition on exercise of commercial activity, that they do not occupy any post in a company which could be considered to be a competitor of the Company, and that they do not have nor represent any interest conflicting with that of Cemig, and assumed a solemn undertaking to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

The Chairman further stated that, as a result of the change in the composition of the Board of Directors of Cemig and according to Clause 11, § 1º, of the Company’s Bylaws, and Clause 8, §1 of the Bylaws of Cemig D and of Cemig GT, there is a need for change of the composition of the Boards of Directors of the wholly-owned subsidiaries Cemig D and Cemig GT, because the structure and composition of the Boards of Directors and Audit Boards of those Companies must be identical to those of Cemig.

Continuing the business of the meeting, the Chairman then requested the Secretary to read the Proposal of the Board of Directors, which deals with items “A” and “C” of the agenda, the content of which is as follows:

“ PROPOSAL BY THE BOARD OF DIRECTORS TO THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS TO BE HELD ON JANUARY 20, 2011.

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais (Cemig),

– Whereas:

a)              Cemig, in accordance with its strategic guidelines and its Long-term Strategic Plan, seeks to expand its market of operation beyond the State of Minas Gerais, and began investing in companies outside Brazil in 2005, through construction and operation of the Charrúa-Nueva Temuco Transmission Line, in Chile, with the constitution of Transchile Charrúa Transmisión S.A.;

b)             also in 2009, a new Cemig Governance and Corporate Management Model was developed, among other objectives, to foster strategic alignment between companies of the Cemig Group, to structure alternatives to enable strengthening of the business vision in the management of equity interests;

c)              there is a need for the company to restructure its institutional relations and communications, to enable it to participate more robustly in, and make a more robust contribution to, the Cemig Group, and intercommunicate with the public administration and regulatory bodies;

d)             Cemig Geração e Transmissão S.A. (“Cemig GT”) and Cemig Distribuição S.A. (“Cemig D”) are wholly-owned subsidiaries of Companhia Energética de Minas Gerais (“Cemig”) and will hold Extraordinary General Meetings of Stockholders to change their Bylaws on the same date as Cemig makes changes to its Bylaws;

e)              Clause 21, § 4, Subclause “g”, of the Bylaws of Cemig, in effect from January 3, 2011, states:

“ Clause 21

...

§4           The following decisions shall require a decision by the Executive Board:

...

g)             approval, upon proposal by the Chief Executive Officer, prepared jointly with the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates and the Chief Officer for Finance, Investor Relations and Financial Control of Holdings, of the statements of vote in the General Meetings of the wholly-owned and other subsidiaries, affiliated companies and in the consortia in which the Company participates, except in the case of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the competency to decide on these matters shall be that of the General Meeting of Stockholders, and decisions must obey the provisions of these Bylaws, the decisions of the Board of Directors, the Long-term Strategic Plan and the multi-year Strategic Implement Plan”;

– now proposes to you the following:

A               To change the Bylaws, as follows:

1                 Creation of the Institutional Relations and Communication Office and, consequently, change in the drafting of the head paragraph of Clause 18 of the Bylaws, to the following:

“ Clause 18:       The Executive Board shall be made up of 11 (eleven) Executive Officers, who may be stockholders, resident in Brazil, elected by the Board of Directors, comprising: Chief Executive Officer; Deputy Chief Executive Officer; Chief Officer for Finance, Investor Relations and Financial Control of Holdings; Chief Corporate Management Officer; Chief Distribution and Sales Officer; Chief Generation and Transmission Officer; Chief Trading Officer; Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates; Chief Officer for the Gas Division; Chief Counsel; and Chief Institutional Relations and Communication Officer.”

2                 Change to the drafting of the following parts of the head paragraph of Article 22: Subclauses “b” and “g” of Item I; Subclause “b” of Item III; and Subclause “d” of Item VIII — to transfer the activity of strategic planning from the Chief Officer for Finance, Investor Relations and Financial Control of Holdings to the Chief Executive Officer; and inclusion of Item XI, for definition of the attributions of the Chief Institutional Relations and Communication Officer — the new drafting being as follows:

“ Clause 22:       Subject to the provisions of the previous clauses, the following are the functions and powers attributed to the members of the Executive Board:

I                    To the Chief Executive Officer:

b)             to coordinate the preparation, consolidation and implementation of the Company’s Multi-Year Strategic Implementation Plan; in the case of the affiliated companies and jointly-controlled subsidiaries, jointly with the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates, and in both cases with the participation of the other Chief Officers of the Company;

g)             to manage and direct the activities of internal auditing, the function of the Ombudsman, the Corporate Executive Office and strategic planning;

III            To the Chief Officer for Finance, Investor Relations and Financial Control of Holdings:

b)             to coordinate the preparation and consolidation of the Company’s Annual Budget, in the case of the affiliated companies and jointly-controlled subsidiaries jointly with the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates, and in both cases with the participation of the other Chief Officers of the Company;

VIII    To the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates:

d)             to coordinate, jointly with the Chief Executive Officer, the preparation and consolidation of the Company’s Multi-Year Strategic Implementation Plan, and with the Chief Officer for Finance, Investor Relations and Financial Control of Holdings, of the Annual Budget in relation to the affiliated companies and subsidiaries;

XI           To the Chief Institutional Relations and Communication Officer:

a)              to coordinate the representation of the Company’s wholly-owned subsidiaries in relations with the regulatory agencies, in all institutional questions associated with the electricity sector;

b)             to coordinate the relationship of the Company’s wholly-owned subsidiaries with the institutions and agents of the energy sector, concession holders and sector associations;

c)              to coordinate the process involving sending of notifications to the regulatory agencies, jointly with the Chief Officers’ Departments involved;

d)             to coordinate preparation of the Institutional Policy of the Company’s wholly-owned subsidiaries, based on the Company’s Strategic Planning;

e)              to coordinate the accompaniment of proposals for regulatory acts that are published, through public hearings or consultations by the regulatory agencies and the Mining and Energy Ministry, and, jointly with the Chief Officer’s Departments involved, the statement of the Company’s position;

f)                to coordinate preparation and analysis of regulatory scenarios, ensuring that the impacts on the Company’s wholly-owned subsidiaries is evaluated, so as to provide supporting input for the Company’s strategic corporate planning;

g)             to coordinate the preparation of the Corporate Planning Policy of the Company’s wholly-owned subsidiaries;

h)             to coordinate actions for maintaining and strengthening of the credibility of the brand and reputation of the Company’s wholly-owned subsidiaries;

i)                 to coordinate actions in relation to preservation of the Memory Project of the Company’s wholly-owned subsidiaries, making continuous efforts on behalf of these Companies’ physical collections;

j)                 to coordinate the planning, control and disclosure of the Company’s Institutional and administrative information.”

3                 Alteration of the 3rd Paragraph of Clause 21, as a result of the transfer of the activity of strategic planning from the Chief Officer for Finance, Investor Relations and Financial Control of Holdings to the Chief Executive Officer, to the following:

“ Clause 21

…

§3           The Company’s Multi-year Strategic Implementation Plan and the Annual Budget shall be prepared and updated annually, by the end of each business year, to be in effect in the following business year. They shall be prepared in coordination with the Chief Executive Officer and the Chief Officer for Finance, Investor Relations and Financial Control of Holdings, respectively, and, in relation to the affiliates and subsidiaries, jointly with the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates, and at all times, in all aspects, with the participation of all the members of the Executive Board. The Multi-Year Strategic Implementation Plan and the Annual Budget shall be submitted to examination by the Executive Board and, subsequently, to approval by the Board of Directors.

B               Vote: That the representatives of Cemig in the Extraordinary General Meetings of Stockholders of Cemig D (Cemig Distribuição S.A.) and of Cemig GT (Cemig Geração e Transmissão S.A.) for changes in the Bylaws, to be held on the same day as that on which the EGM of Cemig for changes in the Bylaws is to be called, should vote in favor of the agenda.

As can be seen, the objective of this proposal is to meet legitimate interests of the stockholders and of the Company, and as a result it is the hope of the Board of Directors that you, the stockholders, will approve it.

Belo Horizonte, January 3, 2011.

(Signed:)

Vice-Chairman:	Djalma Bastos de Morais;
Members:	Arcângelo Eustáquio Torres Queiroz, Antônio Adriano Silva, Francelino Pereira dos Santos, Maria Estela Kubitschek Lopes, João Camilo Penna, Guy Maria Villela Paschoal,	Ricardo Coutinho de Sena, Paulo Roberto Reckziegel Guedes, Eduardo Borges de Andrade, Saulo Alves Pereira Junior, Adriano Magalhães Chaves, Renato Torres de Faria. ”

The Chairman then put the above-mentioned Proposal by the Board of Directors to debate, and, subsequently, to the vote, and it was approved by a majority of votes. The meeting being opened to the floor, the representative of the stockholder The State of Minas Gerais took the floor, and thanked and congratulated the Executive Board for the management of the Company.  And concluding his remarks, he extended compliments to the stockholder and Chief Counsel, Maria Celeste Morais Guimarães, expressing good wishes for her success. The meeting remaining open to the floor, and since no-one else wished to speak, the Chairman ordered the session suspended for the time necessary for the writing of the minutes. The session being reopened, the Chairman, after putting the said minutes to debate and to the vote and verifying that they had been approved and signed, closed the meeting. For the record, I, Anamaria Pugedo Frade Barros, Secretary, wrote these minutes and sign them together with all those present.

20.         Summary of Principal Decisions of the 503rd Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, January 20, 2011

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Listed company

CNPJ 17.155.730/0001-64

NIRE 31300040127

MEETING OF THE BOARD OF DIRECTORS

SUMMARY OF PRINCIPAL DECISIONS

The Board of Directors of Cemig (Companhia Energética de Minas Gerais), at its 503rd meeting, held on December 20, 2011, decided as follows:

1-Election of the Board Member Ms. Dorothea Fonseca Furquim Werneck as its Chair, maintaining the Board Member Mr. Djalma Bastos de Morais as Vice-chairman.

2-Change in the composition of the Executive Board as follows:

•             Mr. Marco Antônio Rodrigues da Cunha no longer to be Chief Corporate Management Officer.

•             Mr. Bernardo Afonso Salomão de Alvarenga no longer to be Chief Trading Officer.

•             Election of Mr. Luiz Henrique Michalick as Chief Institutional Relations and Communication Officer.

•             Election of Mr. Frederico Pacheco de Medeiros as Chief Corporate Management Officer.

•             Election of Mr. José Raimundo Dias Fonseca as Chief Trading Officer.

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

21.         Summary of Minutes of the 499th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, December 16, 2010

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 — NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 499TH MEETING

Date, time and place:	December 16, 2010 at 9.30 a.m. at the company’s head office,
Av. Barbacena 1200, 21th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chairman: Djalma Bastos de Morais;
Secretary: Anamaria Pugedo Frade Barros

Summary of proceedings:

I                  The Chairman asked the Board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated there was no such conflict of interest, except in relation to the proposal for participation in Aneel Auction 04/2010, for which the board Members Ricardo Coutinho de Sena, Saulo Alves Pereira Junior, Newton Brandão Ferraz Ramos, Ricardo Antônio Mello Castanheira, Paulo Márcio de Oliveira Monteiro and Tarcísio Augusto Carneiro stated themselves to have conflict of interest.

II                The Board approved the minutes of this meeting.

III               The Board authorized Cemig GT:

a)                            to sign the Private Instrument of Constitution of the Norte Energia Consortium with CPFL Geração de Energia S.A. (CPFL), Andrade Gutierrez Participações S.A. (Andrade Gutierrez) and Camargo Correa Investimentos em Infra Estrutura (Camargo Correa), establishing, among other matters: that the shares in the consortium shall be Cemig GT 45%, CPFL 45%, Camargo Correa 5% and Andrade Gutierrez 5%; and that the consortium members shall if necessary constitute a special-purpose company to receive the concession for the enterprise, rather than the consortium;

b)                           to sign the stockholders’ agreement with CPFL, Andrade Gutierrez and Camargo Correa; and

c)                           To sign the Agreement for Participation in Auction, Construction and Commercial Operation of the Teles Pires Hydroelectric Plant, with CPFL, Andrade Gutierrez and Camargo Correa, to establish the principles and basic conditions of these partnerships.

IV               The Board declared extraordinary dividends in the amount of R$ 900 million, using the profit reserve under the Bylaws for this purpose, to be paid in two equal tranches, by June 30 and December 30, 2011, to stockholders whose names are on the Company’s Nominal Share

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Register on December 16, 2010, the Executive Board to decide the dates, places and process of payments, in accordance with availability of cash.

V                The Chairman stated that the distribution of extraordinary dividends mentioned in Item IV above represents R$ 1.319408855 per shares and that it will be paid on December 29, 2010.

VI               The board Member Manoel de Medeiros spoke on general matters and business of interest to the Company.

VII             Conflict of interest / withdrawal: The board Members Ricardo Coutinho de Sena, Saulo Alves Pereira Junior, Newton Brandão Ferraz Ramos, Ricardo Antônio Mello Castanheira, Paulo Márcio de Oliveira Monteiro and Tarcísio Augusto Carneiro withdrew from the meeting for the discussion of the matter relating to participation in Aneel Auction 04/2010, referred to in Item III above, as they believed there was a conflict of interest in relation to the subject, returning only after this matter had been decided by the other members of the Board.

The following were present:

Board members:

Djalma Bastos de Morais,
Antônio Adriano Silva,
Arcângelo Eustáquio Torres Queiroz,
Francelino Pereira dos Santos,
Guy Maria Villela Paschoal,
João Camilo Penna,
Maria Estela Kubitschek Lopes,
Ricardo Coutinho de Sena,
Saulo Alves Pereira Junior,

Adriano Magalhães Chaves,
Newton Brandão Ferraz Ramos,
Paulo Sérgio Machado Ribeiro,
Ricardo Antônio Mello Castanheira,
Cezar Manoel de Medeiros,
Fernando Henrique Schüffner Neto,
Marco Antonio Rodrigues da Cunha,
Paulo Márcio de Oliveira Monteiro,
Tarcísio Augusto Carneiro;

Audit Board:	Vicente de Paulo Barros Pegoraro,	Rafael Cardoso Cordeiro;
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

22.       Market Announcement — Details of Collective Employment Agreement for 2010-2011, Companhia Energética de Minas Gerais – CEMIG, January 21, 2011

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 33300266003

MARKET ANNOUNCEMENT

Details of Collective Employment Agreement for 2010-2011

CEMIG (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby, in accordance with Article 12 of CVM Instruction 358 of January 3, 2002, and its own commitment to best corporate governance practices, informs the public as follows:

The Collective Employment Agreement (ACT) for 2010–11 between Cemig and all the Union Entities that represent its employees was signed in December 2010.

The Salary Agreement included:

•                 An increase in salaries, varying in accordance with the salary level, between 6.50% and 7.55%.

•                 Shares in Profits and Results (Participação nos Lucros e Resultados) (PLR), in relation to the results for 2010, in the amount of approximately R$ 260 million, under a Specific Collective Agreement for 2009–10, signed in 2009, and an Amendment to that Instrument signed in 2010.

The Specific Collective Agreement on PLR for 2009–10 included an amount as advance against the share of profits for the business year of 2010, in the amount of R$ 60 million, which was distributed in March of 2010, as described and specified in Cemig’s Market Announcement of November 27, 2009. Hence the PLR recorded in the accounts for the business year 2010 is the sum of (a) the amounts agreed in the Amendment to the Specific Agreement for PLR signed in 2010 and (b) the additional amount referred to above, which relates to the amount negotiated in a collective agreement in the year 2009.

Since in the first nine months of 2010 the amount of R$ 132 million was posted for Profit Shares Under The Bylaws, which included the additional amount negotiated in 2009, the estimated amount to be posted for the fourth quarter of 2010 is approximately R$ 190 million.

Cemig reaffirms its commitment to invest in its human capital, through training and skill acquisition to keep its employees fully and appropriately prepared and qualified for the challenges of the corporation’s growth, and through a policy that incentivates performance focused on operational efficiency, allied to high standards of technology.

Belo Horizonte, January 21, 2011.

Luiz Fernando Rolla

Chief Officer for Finance, Investor Relations and Financial Control of Holdings.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.